

Flagstar Financial, Inc.

Flagstar Financial, Inc.

2024 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: **001-31565**

FLAGSTAR FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**06-1377322**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
102 Duffy Avenue, Hicksville, New York	**11801**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(516) 683-4100**

Shares registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**FLG**	**New York Stock Exchange**
Bifurcated Option Note Unit SecuritiES[SM]	**FLG PRU**	**New York Stock Exchange**
Depositary Shares each representing a 1/40th interest in a share of Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock	**FLG PRA**	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Smaller Reporting Company	☐
Non-Accelerated Filer	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2024, the aggregate market value of the shares of the registrant's common stock held by non-affiliates was $1.7 billion. This figure is based on the closing price of the registrant's common stock on June 28, 2024 (the last business day of the registrant's most recent completed second fiscal quarter), $9.66 per share, as reported by the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding as of February 28, 2025 was 414,720,220 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 4, 2025 are incorporated by reference into Part III.

FLAGSTAR FINANCIAL, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
TABLE OF CONTENTS

For the purpose of this Annual Report on Form 10-K, the words "we," "us," "our," and the "Company" are used to refer to Flagstar Financial, Inc. and our consolidated subsidiary, Flagstar Bank, N.A. (the "Bank").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING LANGUAGE

This report, like many written and oral communications presented by Flagstar Financial, Inc. and our authorized officers, may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "seek," "strive," "try," or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. Although we believe that our plans, intentions, and expectations as reflected in these forward-looking statements are reasonable, we can give no assurance that they will be achieved or realized.

Our ability to predict results or the actual effects of our plans and strategies is inherently uncertain. Accordingly, actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained in this report.

There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in our forward-looking statements. These factors include, but are not limited to:

- general economic conditions, including higher inflation and its impacts, either nationally or in some or all of the areas in which we and our customers conduct our respective businesses;
- conditions in the securities markets and real estate markets or the banking industry;
- changes in real estate values, which could impact the quality of the assets securing the loans in our portfolio;
- changes in interest rates, which may affect our net income, prepayment penalty income, and other future cash flows, or the market value of our assets, including our investment securities;
- changes in the quality or composition of our loan or securities portfolios;
- changes in our capital management policies, including those regarding business combinations, dividends, and share repurchases, among others;
- heightened regulatory focus on commercial real estate and on commercial real estate loan concentrations;
- changes in competitive pressures among financial institutions or from non-financial institutions;
- changes in deposit flows and wholesale borrowing facilities;
- our ability to maintain sufficient liquidity and funding to fulfill cash obligations and commitments when they become due in the short-term and long-term;
- changes in the demand for deposit, loan, and investment products and other financial services in the markets we serve;
- our timely development of new lines of business and competitive products or services in a changing environment, and the acceptance of such products or services by our customers;
- our ability to obtain timely stockholder and regulatory approvals of any capital raise transactions, corporate restructurings or other significant transactions we may propose;
- our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations, and our ability to realize related synergies and cost savings within expected time frames, including those related to our recent acquisition of Flagstar Bancorp, Inc. ("Flagstar Bancorp") and the purchase and assumption of certain assets and liabilities of Signature Bridge Bank, N.A. ("Signature");
- potential exposure to unknown or contingent liabilities of companies we have acquired, may acquire, or target for acquisition, including our recent acquisition of Flagstar Bancorp and the purchase and assumption of certain assets and liabilities of Signature;
- the ability to invest effectively in new information technology systems and platforms;
- the more stringent regulatory framework and prudential standards we are subject to, including with respect to reporting, capital stress testing, and liquidity risk management, as a result of our transition to a Category IV banking organization, and the expenses we will incur to develop policies, programs, and systems that comply with these enhanced standards;
- changes in future allowance for credit losses requirements under relevant accounting and regulatory requirements;

- the ability to pay future dividends, including as a result of the failure to receive any required regulatory approval to pay a dividend, or for any other reasons;
- recent turnover in our Board of Directors and our executive management team;
- the ability to hire and retain key personnel and qualified members of our Board of Directors;
- the ability to execute on our strategic plan, including the sufficiency of our internal resources, procedures and systems;
- the ability to achieve our strategic financial and other strategic goals;
- the ability to attract new customers and retain existing ones in the manner anticipated;
- changes in our customer base or in the financial or operating performances of our customers' businesses;
- the potential for deposit attrition, including for reasons related to (i) the departure of private banking teams whose responsibilities include the acquisition and retention of customer deposits and (ii) the expected transfer of certain custodial deposits associated with our mortgage servicing business out of the Bank;
- any interruption in customer service due to circumstances beyond our control;
- the outcome of pending or threatened litigation, or of investigations or any other matters before regulatory agencies, whether currently existing or commencing in the future, including with respect to any litigation, investigation or other regulatory actions related to (i) the business practices of acquired companies, including our recent acquisition of Flagstar Bancorp and the purchase and assumption of certain assets and liabilities of Signature, (ii) the capital raise transaction we completed in March of 2024, (iii) the previously disclosed material weaknesses in internal control over financial reporting, (iv) past cyber security breaches, and (v) recent events and circumstances involving the Company, including our full year 2023 earnings announcement, disclosures regarding credit losses, provisioning and goodwill impairment, and negative news and expectations about the prospects of the Company (and associated stock price volatility and changes);
- environmental conditions that exist or may exist on properties owned by, leased by, or mortgaged to the Company;
- potential for deferred tax asset valuation allowance relating to Section 382 of the Internal Revenue Code arising from aggregation risk of new shareholder share issuances and warrant exercises related to our March 2024 $1.05 billion capital raise, the Flagstar Bancorp acquisition and additional potential market transactions not in the Company's control;
- cybersecurity incidents, including any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems managed either by us or third parties;
- operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which we are highly dependent;
- the ability to keep pace with, and implement on a timely basis, technological changes;
- the success of our fintech activities, investments and strategic partnerships;
- changes in legislation, regulation, policies, guidance, or administrative practices, whether by judicial, governmental, or legislative action, and other changes pertaining to banking, securities, taxation, rent regulation and housing (the New York Housing Stability and Tenant Protection Act of 2019), financial accounting and reporting, environmental protection, insurance, and the ability to comply with such changes in a timely manner;
- changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System;
- changes in accounting principles, policies, practices, and guidelines;
- changes in regulatory expectations relating to predictive models we use in connection with stress testing and other forecasting or in the assumptions on which such modeling and forecasting are predicated;
- changes to federal, state, and local income tax laws;
- changes in our credit ratings, or in our ability to access the capital markets;
- increases in our FDIC insurance premium or future assessments;
- the potential impact to the Company from climate change, including higher regulatory compliance, increased expenses, operational changes, and reputational risks;
- the effects of geopolitical instability and unforeseen or catastrophic events including natural disasters, war, conflicts, terrorist activities, civil unrest, pandemics, epidemics, and other health emergencies, and the potential impact, directly or indirectly, on our business;
- other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting our operations, pricing, and services;
- completing the diversification of the Company's loan portfolio may be more difficult, costly or time consuming than expected;
- the ability to recognize anticipated expense reductions and enhanced efficiencies with respect to our previously announced strategic workforce reduction;
- the impact of the recent sale of our mortgage business and mortgage warehouse business;
- the ability to successfully integrate branches and operations and to implement appropriate internal controls and regulatory functions relating to such activities;
- the ability to limit the outflow of deposits, and to successfully retain and manage any loans;

- the ability to attract new deposits, and to generate new interest-earning assets, in geographic areas that have not been previously served;
- our ability to effectively manage liquidity, including our success in deploying any liquidity arising from a transaction into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk or to utilize available collateral to obtain funding;
- the ability to obtain cost savings and control incremental non-interest expense;
- the ability to retain and attract appropriate personnel;
- the ability to generate acceptable levels of net interest income and non-interest income, including fee income, from acquired operations;
- the diversion of management's attention from existing operations;
- the ability to address an increase in working capital requirements; and
- limitations on the ability to successfully reposition our post-merger balance sheet when deemed appropriate.

In addition, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control.

See Part I, Item 1A, "Risk Factors", in this annual report and in our other SEC filings for a further discussion of important risk factors that could cause actual results to differ materially from our forward-looking statements.

Readers should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this report. We do not assume any obligation to revise or update these forward-looking statements except as may be required by law.

PART I

Item 1. Business

General

Where we say "we," "us," "our," the "Company," or "Flagstar," we usually mean Flagstar Financial, Inc. However, in some cases, a reference will include our wholly owned subsidiary Flagstar Bank, N.A. (the "Bank").

Flagstar Financial, Inc., (on a stand-alone basis, the "Parent Company" or, collectively with its subsidiaries, the "Company") is the bank holding company for Flagstar Bank, N.A. (hereinafter referred to as the "Bank"). The Company went public in 1993 and has grown organically and through a series of accretive mergers and acquisitions. Effective as of December 1, 2022, in connection with the Parent Company's acquisition of Flagstar Bancorp, (i) Flagstar Bank, FSB converted to a national bank to be known as "Flagstar Bank, N.A." and (ii) New York Community Bank was merged with and into Flagstar Bank N.A., with Flagstar Bank N.A. continuing as the surviving entity.

The Company is headquartered in Hicksville, New York. At December 31, 2024, the Company had $100.2 billion of assets, $69.2 billion of loans, deposits of $75.9 billion, and total stockholders' equity of $8.2 billion. Flagstar Bank, N.A. currently operates over 400 locations across ten states, including strong footholds in the Northeast and Midwest and exposure to markets in the Southeast, Southwest and California. In addition, the Bank has approximately 80 private banking teams located in over ten cities in the metropolitan New York City region and on the West Coast, which serve the needs of high-net worth individuals and their businesses.

On June 27, 2024, the Company announced a 1 for 3 reverse stock split, effective July 11, 2024. This reverse stock split is reflected retroactively in all periods presented in this Annual Report.

2024 Strategic Initiatives

Category IV Institution

Soon after closing the 2022 acquisition of Flagstar Bank, in 2023 we were selected by the FDIC to purchase certain strategically and financially attractive assets and liabilities of Signature. The combination of these transactions put us over $100 billion in total assets, placing us in the Category IV large bank class of banks between $100 billion and $250 billion in assets and subjecting us to enhanced prudential standards, including risk-based and leverage capital requirements, liquidity standards, and requirements for overall risk management and stress testing.

Capital Raise

Beginning in late 2023, our loan portfolio began to experience stress, related principally to vacancy-driven declines in the office sector, and inflation and high interest rates in the multi-family sector, particularly for the sub-set of the loan portfolio comprised of majority rent-regulated collateral. Concerns about the impact of these portfolio stresses led to significant declines in our stock price and large customer deposit withdrawals in the first quarter of 2024. In response to these declines, in March 2024 we raised $1.05 billion in equity capital through the issuance of shares of our common stock and preferred stock convertible to common stock and raised liquidity through brokered deposits and wholesale funding. For the year ended December 31, 2024, we significantly bolstered our capital position as a result of the capital raise, the sale of several non-core businesses and deleveraging the balance sheet.

Sale of Non-core Businesses

To further position ourselves for long-term success, we took actions to simplify our business model and sold certain parts of our mortgage business, including our mortgage servicing right assets and the mortgage warehouse, mortgage servicing and third-party origination businesses. These decisions are helping us focus on broadening the service offerings of our primary products and businesses while sharpening our focus on fee generation and deposit gathering. Additionally, the sale of these non-core businesses allowed us to deleverage the balance sheet by repaying wholesale borrowings which increased capital ratios by about 150 basis points.

Name Change

Another milestone in our 2024 transformation was the announcement of our name change in October 2024 which signified the evolution into a singular brand, aligning with our strategic focus on becoming a full-service regional banking franchise with a growth-oriented vision. Our Board of Directors approved and adopted an amendment to our Amended and Restated Certificate of Incorporation, changing our name to Flagstar Financial, Inc. Additionally, effective October 25, 2024, our common stock which is traded on the New York Stock Exchange ceased trading under the ticker symbol "NYCB" and commenced trading under the ticker symbol "FLG."

Bolstered Management and Talent

Throughout 2024 we have built out and strengthened our management team with several new risk management hires as well as the executive management team including the Chief Executive Officer, Chief Financial Officer, President of Commercial and Private Banking, President of Commercial Real Estate Banking, Chief Credit Officer, General Counsel and Chief of Staff, Chief Risk Officer, Chief Enterprise Compliance Officer and the Chief Audit Officer. Additionally, there is a new Board of Directors as the majority of current board members were appointed during 2024. In addition, we expanded our commercial and industrial leadership team with the hiring of several accomplished senior executives while building out our coverage and infrastructure by recruiting over 54 teammates in commercial banking to bolster our commercial and corporate banking growth strategy.

Online Information about the Company and the Bank

We serve our customers through our website: www.flagstar.com. In addition to providing our customers with 24-hour access to their accounts, and information regarding our products and services, hours of service, and locations, the website provides extensive information about the Company for the investment community. Earnings releases, dividend announcements, and other press releases are posted upon issuance to the Investor Relations portion of the website, which can be found at www.flagstar.com.

In addition, our filings with the SEC (including our annual report on Form 10-K; our quarterly reports on Form 10-Q; and our current reports on Form 8-K), and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available without charge, and are posted to the Investor Relations portion of our website. The website also provides information regarding our Board of Directors and management team, as well as certain Board Committee charters and our corporate governance policies. The content of our website shall not be deemed to be incorporated by reference into this Annual Report.

Our Market

Flagstar Bank, N.A. currently operates over 400 locations across ten states, including strong footholds in the Northeast and Midwest and exposure to markets in the Southeast, Southwest and California. In addition, the Bank has approximately 80 private banking teams located in over ten cities in the metropolitan New York City region and on the West Coast, which serve the needs of high-net worth individuals and their businesses. We currently expect to close approximately 60 retail bank branch locations and approximately 17 private banking locations during 2025, given proximity to other locations within our footprint and to reduce redundant costs.

The market for the loans we originate varies, depending on the type of loan. For example, the vast majority of our multi-family loans are collateralized by rental apartment buildings in New York City, while the majority of the properties collateralizing our commercial real estate and acquisition, development, and construction loans are located in the Northeast and Midwest. Our commercial and industrial loans, including specialty finance, are originated nationally to middle-market and mid-sized companies.

Competition

We compete for deposits and customers through multiple channels, including our retail branch network and our private banking locations as well as through our mortgage offerings. By prioritizing convenience and service, we offer products at competitive rates through our branches, banking locations and ATM network as well as mobile banking and dedicated website, which provide 24-hour access for customers. Our offerings include traditional banking products, non-deposit investment products, and insurance. The competitiveness of our deposit pricing is influenced by short-term interest rates, industry consolidation, and rates offered by other institutions, including credit unions and online banks. Additionally, we face competition from fintech companies. Our ability to attract deposits also depends on internal factors such as the availability of full product offerings including having wholesale funds to support our loan production and commitments.

Our success as a lender is closely tied to the economic health of the markets we serve, impacting loan demand, collateral value, and repayment ability. Economic conditions have a significant impact on loan demand, the value of the collateral securing our credits, and the ability of our borrowers to repay their loans. For commercial and industrial, commercial real estate and specialty finance loans, which include asset-based lending, equipment financing, and dealer floor plan loans, competition also comes from numerous sources including the capital markets and larger financial institutions, commercial and savings banks, fintech companies, and credit unions ensuring we adhere to a risk and compliance infrastructure with a focus on quality servicing.

Monetary Policy

The Company and the Bank are affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board ("FRB") which regulates the national money supply in order to mitigate recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. These techniques are used in varying combinations to influence the overall growth of bank loans, investments, and deposits. Their use may also affect interest rates charged on loans and paid on deposits. The effect of government policies on the earnings of the Company and the Bank cannot be predicted.

Environmental Issues

We encounter certain environmental risks in our lending activities and other operations. The existence of hazardous materials may make it unattractive for a lender to foreclose on the properties securing its loans. In addition, under certain conditions, lenders may become liable for the costs of cleaning up hazardous materials found on such properties. We attempt to mitigate such environmental risks by requiring either that a borrower purchase environmental insurance or that an appropriate environmental site assessment be completed as part of our underwriting review on the initial granting of commercial real estate and acquisition, development, and construction loans, regardless of location, and of any out-of-state multi-family loans we may produce. Depending on the results of an assessment, appropriate measures are taken to address the identified risks. In addition, we order an updated environmental analysis prior to foreclosing on such properties, and typically hold foreclosed multi-family, commercial real estate, and acquisition, development, and construction loan properties in subsidiaries.

Our attention to environmental risks also applies to the properties and facilities that house our bank operations. Prior to acquiring a large-scale property, a Phase 1 Environmental Property Assessment is typically performed by a licensed professional engineer to determine the integrity of, and/or the potential risk associated with, the facility and the property on which it is built. Properties and facilities of a smaller scale are evaluated by qualified in-house assessors, as well as by industry experts in environmental testing and remediation. This two-pronged approach identifies potential risks associated with asbestos-containing material, above and underground storage tanks, radon, electrical transformers (which may contain PCBs), ground water flow, storm and sanitary discharge, and mold, among other environmental risks. These processes assist us in mitigating environmental risk by enabling us to identify and address potential issues, including by avoiding taking ownership or control of contaminated properties.

Subsidiary Activities

We conduct business primarily through our wholly owned bank subsidiary, Flagstar Bank, N.A and through certain direct subsidiaries of the Bank and indirect wholly owned non-bank subsidiaries of the Company.

The Parent Company owns special business trusts that were formed for the purpose of issuing capital and common securities and investing the proceeds thereof in the junior subordinated debentures issued by the Company. See Note 12 - Borrowed Funds, in Item 8, "Financial Statements and Supplementary Data," for a further discussion of the Company's special business trusts.

Human Capital Management

The Company places great importance on having the right people in the right roles, with the right skills, and doing their best work. By focusing on the growth and development of our talented team members, we believe we are best positioned to deliver results for our customers. We believe when our employees deliver for our customers, they deliver for our communities and shareholders as well.

At December 31, 2024, our workforce included 6,993 employees. None of our employees are represented by a collective bargaining agreement and although we have undertaken challenging initiatives during 2024 to align our cost structure with our business model, we believe our employee relations to be in good standing.

We believe our employees are among our most significant resources and that our employees are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations. We pay our employees competitively and offer a broad range of benefits, both of which we believe are competitive with our industry peers and with other firms in the locations in which we do business. Our employees receive salaries that are subject to annual review and periodic benchmarking. Our benefits program includes a 401(k) Plan with an employer matching contribution, healthcare and other insurance benefits, flexible spending accounts and paid time off. Many of our employees are also eligible to participate in the Company's equity award program and the Company's annual cash incentive program.

We are proud to strive to maintain an inclusive workforce that reflects the demographics of the communities in which we do business. Our company recognizes that the talents of a dedicated workforce are a key competitive advantage. To increase our talent pool, we work with key stakeholders in our business locations to deepen our understanding of the local labor market and better position the organization to recruit and retain exceptional talent.

We strive to create and foster a supportive environment for all of our employees, and we are proud to share our business success with individuals whose cultural and personal differences support an innovative and productive workplace.

We strive to build and leverage an inclusive and engaged workforce that inspires all individuals to work together towards a common goal of superior business results by embracing the unique needs and objectives of our customers and community. We strive to achieve this by hiring great people who represent the talents, experiences, and background of the communities we serve. Our commitment is reflected in the policies that govern our workforce, and is evidenced in our recruiting strategies, inclusion training and Employee resource groups, which are key to our efforts. Our employee resource groups, which are open to all employees, provide our associates access to coaching, mentoring and professional development.

Our management teams and all of our employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must adhere to a code of conduct that sets standards for appropriate behavior and all employees are required to complete annual training that focuses on preventing, identifying, reporting and stopping any type of unlawful discrimination.

Federal, State, and Local Taxation

The Company is subject to federal, state, and local income taxes. See the discussion of "Income Taxes" in Note 2 - Summary of Significant Accounting Policies

Regulation and Supervision

The following is a brief summary of certain statutes and regulations that significantly affect the Company and its subsidiaries. A number of other statutes and regulations may affect the Company and the Bank but are not discussed in the following paragraphs.

General

The Bank is a national banking association, subject to federal regulation and oversight by the Office of Comptroller of the Currency (the "OCC"). The activities of the Bank are limited to those specifically authorized under the National Bank Act and related interpretations of the OCC. The OCC has authority to bring an enforcement action against the Bank for unsafe or unsound banking practices, which could include limiting the Bank's ability to conduct otherwise permissible activities or imposing corrective capital or managerial requirements on the bank. We are also subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the extent permitted by law and the requirements established by the Federal Reserve. The Bank is also subject to the supervision of the Consumer Financial Protection Bureau (the "CFPB"), which regulates the offering and provision of consumer financial products or services under federal consumer financial laws. The OCC, FDIC and the CFPB may take regulatory enforcement actions if we do not operate in accordance with applicable regulations, policies and directives. Proceedings may be instituted against us, or any "institution-affiliated party", such as a director, officer, employee, agent or controlling person, who engages in unsafe and unsound practices, including violations of applicable laws and regulations. The FDIC has additional authority to terminate insurance of accounts, if after notice and hearing, we are found to have engaged in unsafe and unsound practices, including violations of applicable laws and regulations. The federal system of regulation and supervision establishes a comprehensive framework of activities in which to operate and is primarily intended for the protection of depositors and the FDIC's Deposit Insurance Fund rather than our shareholders.

As a bank holding company, we are required to comply with the rules and regulations of the Federal Reserve. We are required to file certain reports, and we are subject to examination by, and the enforcement authority of, the Federal Reserve. Under the federal securities laws, we are also subject to the rules and regulations of the SEC.

Any change to laws and regulations, whether by the regulatory agencies or Congress, could have a materially adverse impact on our operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

Enacted in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act significantly changed the bank regulatory structure and will continue to affect, into the immediate future, the lending and investment activities and general operations of depository institutions and their holding companies. The Dodd-Frank Wall Street Reform and Consumer Protection Act is complex and comprehensive legislation that impacts practically all aspects of a banking organization and represents a significant overhaul of many aspects of the regulation of the financial services industry.

Volcker Rule

Under the Volcker Rule, we are prohibited from (1) engaging in short-term proprietary trading for our own account and (2) having certain ownership interests in and relationships with hedge funds or private equity funds (covered funds). The Volcker Rule regulations contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and also permit certain ownership interests in certain types of covered funds to be retained. They also permit the offering and sponsoring of covered funds under certain conditions. The Volcker Rule regulations impose significant compliance and reporting obligations on banking entities, such as the Company. We have put in place the compliance programs required by the Volcker Rule and any holdings in illiquid covered funds are in compliance with the Volcker Rule.

The New York Housing Stability and Tenant Protection Act of 2019

In 2019, the New York State Legislature passed the Housing Stability and Tenant Protection Act of 2019 impacting about one million rent-regulated apartment units. Among other things, the new legislation: (i) curtails rent increases from material capital improvements and Individual Apartment Improvements; (ii) all but eliminates the ability for apartments to exit rent regulation; (iii) does away with vacancy decontrol and high-income deregulation; and (iv) repealed the 20 percent vacancy bonus. While it will take several years for its full impact to be known, the legislation generally limits a landlord's ability to increase rents on rent-regulated apartments and makes it more difficult to convert rent regulated apartments to market rent apartments.

Capital Requirements

In 2013, the FRB and the FDIC approved revisions to their capital adequacy guidelines and prompt corrective action rules to implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and to address relevant provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Basel III generally refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009. The Basel III rules generally refer to the rules adopted by U.S. banking regulators in December 2010 to align U.S. bank capital requirements with Basel III and with the related loss absorbency rules they issued in January 2011, which include significant changes to bank capital, leverage, and liquidity requirements.

The Basel III rules include new risk-based capital and leverage ratios, which became effective January 1, 2015, and revised the definition of what constitutes "capital" for the purposes of calculating those ratios. Under Basel III, the Company and the Bank are required to maintain minimum capital in accordance with the following ratios: (i) a common equity tier 1 capital ratio of 4.5 percent; (ii) a tier 1 capital ratio of 6 percent (increased from 4 percent); (iii) a total capital ratio of 8 percent (unchanged from the prior rules); and (iv) a tier 1 leverage ratio of 4 percent.

In addition, the Basel III rules assign higher risk weights to certain assets, such as the 150 percent risk weighting assigned to exposures that are more than 90 days past due or are on non-accrual status, and to certain commercial real estate facilities that finance the acquisition, development, or construction of real property. Basel III also eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. In addition, tier 2 capital is no longer limited to the amount of tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets, and investments in unconsolidated subsidiaries over designated percentages of common stock are required, subject to limitation, to be deducted from capital. Finally, tier 1 capital includes accumulated other comprehensive income, which includes all unrealized gains and losses on available-for-sale securities.

Basel III also established a "capital conservation buffer" (consisting entirely of common equity tier 1 capital) that is 2.5 percent above the new regulatory minimum capital requirements. This resulted in an increase in the minimum common equity tier 1, tier 1, and total capital ratios to 7.0 percent, 8.5 percent, and 10.5 percent, respectively. The capital conservation buffer is now at its fully phased-in level of 2.5 percent. An institution can be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital levels fall below these amounts. Basel III also establishes a maximum percentage of eligible retained income that can be utilized for such capital distributions.

On September 17, 2019, the FRB, the FDIC, and the OCC issued a final rule designed to reduce regulatory burden by simplifying several requirements in the agencies' regulatory capital rule. Most aspects of the rule apply only to banking organizations that are not subject to the "advanced approaches" in the capital rule, which are generally firms with less than $250 billion in total consolidated assets and less than $10 billion in total foreign exposure. The rule simplifies and clarifies a number of the more complex aspects of the existing capital rule. Specifically, the rule simplifies the capital treatment for certain mortgage servicing assets, certain deferred tax assets, investments in the capital instruments of unconsolidated financial institutions, and minority interests.

On July 27, 2023, the Federal Banking Agencies, the FDIC, the Federal Reserve, and the Office of the Comptroller of the Currency, released a notice of proposed rulemaking that would make significant amendments to the Basel III Capital Rules applicable to both the Company and the Bank. In general, the proposed rule would align the regulatory capital calculation methodology for Category III and IV banking organizations with the methodology applicable to Category I and II banking organizations. In addition to calculating risk-weighted assets under the current U.S. standardized approach, the proposal introduces a new "Expanded Risk-Based Approach," including standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based upon internal models and standardized supervisory models. If adopted as proposed, the Company and the Bank would be required to calculate its risk-based capital ratios under both the current U.S. standardized approach and the Expanded Risk-Based Approach and would be subject to the lower of the two resulting ratios for each risk-based capital ratio. In addition, the proposal would require banking organizations to recognize most elements of AOCI in regulatory capital, including unrealized gains and losses on available-for-sale securities, and lower thresholds for deductions from CET1 capital for deferred tax assets, among other things.

On September 10, 2024, the former Vice Chair for Supervision at the Federal Reserve Board gave a speech outlining a set of potential revisions to the proposed rulemaking, such as recommending issuing a re-proposal of the rule in which banking organizations with total assets between $100 billion and $250 billion, such as Flagstar, would not be subject to the changes to their capital requirements, other than the proposed requirement to recognize unrealized gains and losses of securities in regulatory capital. It remains uncertain whether the federal banking agencies will finalize the rule as proposed, adopt the recommendations of the former Vice Chair or re-propose the amendments to the Basel III Capital Rules. The ultimate impact of any such rulemaking will depend on a number of factors, including the content of the final rulemaking, future minimum regulatory requirements and management decisions regarding our products and services, capital distributions and target capital levels, and such rulemaking could result in significantly higher regulatory capital requirements for the Company and the Bank.

Prompt Corrective Regulatory Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For such purposes, the law establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The five capital tiers are described in more detail below. Under the prompt corrective action regulations, an institution that fails to remain "well capitalized" becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth, or restrictions on the ability to receive regulatory approval of applications. The FDICIA also provides for enhanced supervision authority over undercapitalized institutions, including authority for the appointment of a conservator or receiver for the institution.

As a result of the Basel III rules, new definitions of the relevant measures for the five capital categories took effect on January 1, 2015. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10 percent or greater, a tier 1 risk-based capital ratio of 8 percent or greater, a common equity tier 1 risk-based capital ratio of 6.5 percent or greater, and a tier 1 leverage ratio of 5 percent or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure.

An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8 percent or greater, a tier 1 risk-based capital ratio of 6 percent or greater, a common equity tier 1 risk-based capital ratio of 4.5 percent or greater, and a tier 1 leverage ratio of 4 percent or greater.

An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8 percent, a tier 1 risk-based capital ratio of less than 6 percent, a common equity tier 1 risk-based capital ratio of less than 4.5 percent, or a tier 1 leverage ratio of less than 4 percent. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6 percent, a tier 1 risk-based capital ratio of less than 4 percent, a common equity tier 1 risk-based capital ratio of less than 3 percent, or a tier 1 leverage ratio of less than 3 percent. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2 percent.

"Undercapitalized" institutions are subject to growth, capital distribution (including dividend), and other limitations, and are required to submit a capital restoration plan. An institution's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5 percent of the bank's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized institutions are subject to one or more additional restrictions including, but not limited to, an order by the FDIC to sell sufficient voting stock to become adequately capitalized; requirements to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss directors or officers; and restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company.

Beginning 60 days after becoming "critically undercapitalized," critically undercapitalized institutions also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transaction outside the ordinary course of business. In addition, subject to a narrow exception, the appointment of a receiver is required for a critically undercapitalized institution within 270 days after it obtains such status.

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that could have a material effect on the Consolidated Financial Statements. For additional information, see the Capital section of the MD&A and Note 17 - Capital. As of December 31, 2024, each of the Bank's capital ratios exceeded those required for an institution to be considered "well capitalized" under these regulations.

Resolution Planning

As an insured depository institution, the Bank is required to file a resolution plan with the FDIC. In June 2024, the FDIC adopted a final rule to modify the required frequency and informational content of resolution plan submissions applicable to insured depository institutions with $50 billion or more in total assets, which describe the insured depository institution's strategy for a rapid and orderly resolution in the event of material financial distress or failure. As a result of the final rule, the Bank will be required to submit to the FDIC full resolution plans every three years and interim targeted information between full resolution plan submissions. In addition, the final rule introduces a new credibility standard that will be used to evaluate full resolution plan submissions. If the FDIC finds an insured depository institution's resolution plan to be not credible, it could subject the insured depository institution to an enforcement action. The final rule became effective October 1, 2024, and the deadline for the Bank's first resolution plan submission under the final rule is July 1, 2025.

Source of Strength

The Company is required to serve as a source of financial and managerial strength to the Bank and, under appropriate conditions, to commit resources to support the Bank. This support may be required by the Federal Reserve at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of the Company or our shareholders or creditors. The Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company's ability to commit resources to such subsidiary bank.

Under these requirements, the Company may in the future be required to provide financial assistance to the Bank should it experience financial distress. Capital loans by the Company to the Bank would be subordinate in right of payment to deposits and certain other debts of the Bank. In the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

FDIC as Receiver or Conservator of the Company

Upon the insolvency of an insured depository institution, such as the Bank, the FDIC may be appointed as the conservator or receiver of the institution. Under the Orderly Liquidation Authority, upon the insolvency of a bank holding company, such as the Company, the FDIC may be appointed as conservator or receiver of the bank holding company, if certain findings are made by the FDIC, the Federal Reserve, and the Secretary of the Treasury, in consultation with the President. Acting as a conservator or receiver, the FDIC would have broad powers to transfer any assets or liabilities of the institution without the approval of the institution's creditors.

Enhanced Stress Testing and Prudential Standards

During 2023, our total assets exceeded $100 billion and therefore we became classified as a Category IV banking organization under the rules issued by the federal banking agencies that tailor the application of heightened standards to large bank holding companies and the capital and liquidity rules to large bank holding companies and depository institutions under the Dodd-Frank Act and the Economic Growth, Regulatory Relief, and Consumer Protection Act. As a Category IV banking organization, we are subject to enhanced liquidity risk management requirements which include reporting, liquidity stress testing, a liquidity buffer and resolution planning, subject to the applicable transition periods. If we were to meet or exceed certain other thresholds for asset size, we would become subject to additional requirements.

As a Category IV banking organization, we are subject to risk committee and risk management requirements, as well as capital planning, liquidity risk management, liquidity buffer and liquidity stress testing requirements.

Stress Testing for Category IV U.S. Banking Organizations

In 2019, the Board of Governors of the Federal Reserve System (the "Board") finalized a framework that sorts large banking organizations into one of four categories of prudential standards based on their risk profiles (the "tailoring rule"). The most stringent prudential standards apply under Category I (defined as U.S. Global Systemically Important Banks and their depository institution subsidiaries), and the least stringent prudential standards apply under Category IV (defined as U.S. banking organizations with $100.0 billion or more but less than $250.0 billion in total assets and have less than $75.0 billion in cross-jurisdictional activity, weighted short-term wholesale funding, nonbank assets, or off-balance sheet exposure).

In January 2021, the Board finalized a rule to update capital planning requirements for large banks to be consistent with the tailoring rule. The Board's capital planning requirements for large banks help ensure they plan for and determine their capital needs under a range of different scenarios. The rule removes the company-run stress test requirement for banking organizations subject to Category IV standards. Therefore, banking organizations subject to Category IV standards are not required to calculate forward-looking projections of capital under scenarios provided by the Board.

The rule also aligns the frequency of the calculation of the stress capital buffer requirement with the frequency of the supervisory stress test (with both occurring every other year for banking organizations subject to Category IV standards). The rule allows a banking organization subject to Category IV standards to elect to participate in the supervisory stress test in a year in which the banking organization would not otherwise be subject to the supervisory stress test, and to receive an updated stress capital buffer requirement in that year.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe, for the depository institutions under its jurisdiction, standards that relate to, among other things, internal controls; information and audit systems; loan documentation; credit underwriting; the monitoring of interest rate risk; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to provide it with an acceptable plan to achieve compliance with the standard and agree to specific deadlines for the submission to and review by the regulator of reports confirming progress in implementing the safety and soundness compliance plan, as required by the Federal Deposit Insurance Act, as amended, (the "FDI Act"). Failure to implement such a plan may result in an enforcement action against the Bank.

Enforcement actions against the Company, the Bank and their respective officers and directors may include the issuance of a written directive, the issuance of a cease-and-desist order that can be judicially enforced, the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against officers or other institution-affiliated parties, the imposition of restrictions and sanctions under prompt corrective action regulations, the termination of deposit insurance (in the case of the Bank) and the appointment of a conservator or receiver for the Bank. Civil money penalties can be over $2 million for each day a violation continues.

FDIC, OCC, and FRB Regulations

The discussion that follows pertains to FDIC, OCC, and FRB regulations other than those already discussed on the preceding pages.

Additional Regulations

The following pertains to regulations other than those already discussed on the preceding pages.

Real Estate Lending Standards

The FDIC and the other federal banking agencies have adopted regulations that prescribe standards for extensions of credit that (i) are secured by real estate, or (ii) are made for the purpose of financing construction or improvements on real estate. The FDIC regulations require each institution to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices, and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FDIC Guidelines, which include loan-to-value limitations for the different types of real estate loans. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations as long as such exceptions are reviewed and justified appropriately. The FDIC Guidelines also list a number of lending situations in which exceptions to the loan-to-value standards are justified.

The FDIC, the OCC, and the FRB (collectively, the "Federal Banking Agencies") also have issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "Commercial Real Estate

Guidance"). The Commercial Real Estate Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but, rather, reinforces and enhances the Federal Banking Agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the Commercial Real Estate Guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for construction, land development, and other land represent 100 percent or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300 percent or more of total risk-based capital. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

On December 13, 2019, the Federal Banking Agencies issued a final rule, which became effective on April 1, 2020, to modify the agencies' capital rules for high volatility commercial real estate ("HVCRE") exposures, as required by the EGRRCPA. The final rule revises the definition of HVCRE exposure to make it consistent with the statutory definition of the term included in Section 214 of the EGRRCPA, which excludes any loan made before January 1, 2015. The revised HVCRE exposure definition differs from the previous definition primarily in two ways. First, the previous definition applied to loans that financed acquisition, development, and construction loan activities, whereas the new definition only applies to loans that "primarily" finance acquisition, development, and construction loan activities and that are secured by land or improved real estate. This change excludes multipurpose credit facilities that primarily finance the purchase of equipment or other non-acquisition, development, and construction loan activities. Second, the new definition permits the full appraised value of borrower-contributed land (less the total amount of any liens on the real property securing the HVCRE exposure) to count toward the 15 percent capital contribution of the real property's appraised "as completed" value, which is one of the criteria for an exemption from the heightened risk weight. The final rule includes a grandfathering provision, which provides banking organizations with the option to maintain their current capital treatment for acquisition, development, and construction loans originated on or after January 1, 2015, and before April 1, 2020. Banking organizations also will have the option to reevaluate any or all of their acquisition, development, and construction loans originated on or after January 1, 2015, using the revised HVCRE exposure definition.

Dividend Limitations

The Parent Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to operating expenses and any share repurchases, the Parent Company is responsible for paying any dividends declared to the Company's shareholders. As a Delaware corporation, the Parent Company is able to pay dividends either from surplus or, in case there is no surplus, from net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Various legal restrictions limit the extent to which the Company's subsidiary bank can supply funds to the Parent Company and its non-bank subsidiaries. The Bank would require the approval of the OCC if the dividends it declares in any calendar year were to exceed the total of its respective net profits for that year combined with its respective retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. The term "net profits" is defined as net income for a given period less any dividends paid during that period. As a result of our acquisition of Flagstar, we were also required to seek regulatory approval from the OCC for the payment of any dividend to the Parent Company through at least the period ending November 1, 2024, which we expect to continue during 2025. In 2024, dividends of $67 million were paid by the Bank to the Parent Company.

Investment Activities

National bank investment activities are governed by the National Bank Act and OCC regulations which, consistent with safe and sound banking practices, prescribe standards under which national banks may purchase, sell, deal in, underwrite, and hold securities. The types of investment activities that are permissible for national banks, and the calculation of limits for investments in such covered securities, are set forth in regulations promulgated by the OCC (12 CFR Part 1), as further described in the OCC's Investment Securities Policy Statement (OCC Bulletin 1998-20). A national bank must adhere to safe and sound banking practices and the specific requirements of the OCC's regulations in conducting such investment activities. A bank must consider, as appropriate, the interest rate, credit, liquidity, price, foreign exchange, transaction, compliance, strategic, and reputation risks presented by a proposed activity, and the particular activities undertaken by the bank must be appropriate for that bank. If the OCC determines for safety and soundness reasons that a bank should calculate its investment limits more frequently than required by the OCC's Investment Securities regulations, the OCC may provide written notice to the bank directing the bank to calculate its investment limitations at a more frequent interval, and the bank must thereafter calculate its investment limits at that interval until further notice from the OCC.

The Gramm Leach Bliley Act and FDIC regulations also impose certain quantitative and qualitative restrictions on such activities and on a bank's dealings with a subsidiary that engages in specified activities.

Enforcement

The OCC has authority to bring an enforcement action against the Bank for unsafe or unsound banking practices, which could include limiting the Bank's ability to conduct otherwise permissible activities or imposing corrective capital or managerial requirements on the bank. In addition, the Parent Company is subject to the enforcement authority of the Federal Reserve. The enforcement authority of these regulatory agencies includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders, and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

Insurance of Deposit Accounts

The deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund. The maximum deposit insurance provided by the FDIC per account owner is $250,000 for all types of accounts.

Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based upon supervisory evaluations, regulatory capital level, and certain other factors, with less risky institutions paying lower assessments based on the assigned risk levels. An institution's assessment rate depends upon the category to which it is assigned and certain other factors. Assessment rates range from 2.5 to 42 basis points of the institution's assessment base, which is calculated as average total assets minus average tangible equity. No institution may pay a dividend if in default of the federal deposit insurance assessment. Deposit insurance assessments are based on total average assets, excluding PPP loans, less average tangible common equity. The FDIC has authority to increase insurance assessments. Management cannot predict what insurance assessments rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. Management does not know of any practice, condition, or violation that would lead to termination of the deposit insurance for the Bank.

On August 29, 2023, the Federal Banking Agencies issued for public comment a proposal that would require large banks, or those with more than $100 billion in total consolidated assets, to maintain a minimum amount of long-term debt ("LTD") that can be used, in the instance of a bank's failure, to absorb losses and increase options to resolve the failed bank. Under the proposal, the required minimum amount of LTD would be the greater of 6 percent of an entity's total risk-weighted assets, 3.5 percent of an entity's average total consolidated assets, or 2.5 percent of an entity's total leverage exposure if it is subject to the supplementary leverage ratio. Debt instruments issued to satisfy the minimum LTD requirement would need to be unsecured, have maturities greater than one year and have plain vanilla features (e.g., no structured notes or credit sensitive instruments). The proposal would further subject banks to certain "clean holding-company" requirements, such as a prohibition on entering into derivatives with external counterparties. The proposal would provide a three-year transition period with the incremental phase-in of the requirements during this period. The timing and form of any final rule implementing the long-term debt requirements and clean holding company requirements remains uncertain.

On November 16, 2023, the FDIC published in the Federal Register its final rule that imposes special assessments to recover the loss to the Deposit Insurance Fund arising from the protection of uninsured depositors in connection with the systemic risk determination announced on March 12, 2023, following the closures of Silicon Valley Bank and Signature Bank. The assessment base for the special assessments is equal to an insured depository institution's estimated uninsured deposits, reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits from the insured depository institution, or for insured depository institutions that are part of a holding company with one or more subsidiary insured depository institutions, at the banking organization level. The final rule calls for the FDIC to collect special assessments at an annual rate of approximately 13.4 basis points, over eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period one or more quarters beyond the initial eight-quarter collection period to collect the difference between actual or estimated losses and the amounts collected, and impose a final shortfall special assessment on a one-time basis after the receivership's for Silicon Valley Bank and Signature Bank terminate.

In February 2024, we received notification from the FDIC that the estimated loss attributable to the protection of uninsured depositors at Silicon Valley Bank and Signature Bank is $20.4 billion, an increase of approximately $4.1 billion from the estimate of $16.3 billion described in the final rule. The FDIC continues to provide an updated estimate of each institution's quarterly and total special assessment expense and while we expect this may result in an increase, we do not expect the increase to be material. The final rule calls for the FDIC to collect special assessments over eight quarterly assessment periods beginning with the first quarterly assessment period of 2024 which was paid in June 2024.

Brokered Deposits

The FDIC limits the ability to accept brokered deposits to those insured depository institutions that are well capitalized. Institutions that are less than well capitalized cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC. The FDIC has defined the "national rate" for all interest-bearing deposits held by less-than-well-capitalized institutions as "a simple average of rates paid by all insured depository institutions and branches for which data are available" and has stated that its presumption is that this national rate is the prevailing rate in any market. As such, institutions that are less than well capitalized that are permitted to accept, renew or rollover brokered deposits via FDIC waiver generally may not pay an interest rate in excess of the national rate plus 75 basis points on such brokered deposits.

On December 15, 2020, the FDIC issued a final rule establishing a new framework for analyzing whether bank deposits obtained through third-party arrangements are brokered deposits pursuant to Section 29 of the Federal Deposit Insurance Act. Generally, a person is a "deposit broker" if it is "engaged in the business of placing deposits, or facilitating the placement of deposits, of third parties with insured depository institutions or the business of placing deposits with insured depository institutions for the purpose of selling interests in those deposits to third parties." The final rule clarifies what it means to be in the business of placing deposits and facilitating the placement of deposits for purpose of the deposit broker definition. The final rule also clarifies application of the "primary purpose exception" to Section 29 by identifying a number of common business relationships described as "designated exceptions" as meeting the primary purpose exception. Many of these designated exceptions are arrangements previously addressed in advisory opinions and include: certain investment-related deposits; property management service deposits; deposits for cross-border clearing services; deposits related to real estate and mortgage servicing activities; retirement and 529 deposits; deposits related to employee benefits programs; deposits held to secure credit card loans; and deposits placed by agencies to disburse government benefits.

On July 30, 2024, the FDIC proposed a rule that would amend the current rules governing brokered deposits. The proposed rule as drafted would, among other things, (1) amend the definition of "deposit broker"; (2) eliminate the exclusive deposit placement arrangement exception; (3) eliminate the enabling transactions designated business exception; (4) revise the "25 percent test" designated business exception for a primary purpose exception to be available only to broker-dealers and investment advisers and only if less than 10 percent of the total assets that the broker-dealer or investment adviser has under management for its customers is placed at one or more insured depository institutions; (5) revise the interpretation of the primary purpose exception to consider the third party's intent in placing customer funds at a particular insured depository institution; (6) allow only insured depository institutions to file notices and applications for primary purpose exceptions; and (7) clarify how an insured depository institution that loses its "agent institution" status regains that status. We are currently evaluating the effect of the proposed rule on the Bank were it to be adopted as a final rule and monitoring the status of this rulemaking.

Debit Interchange Fees

Pursuant to FRB regulations mandated by the Dodd-Frank Act, interchange fees on debit card transactions are limited to a maximum of $0.21 per transaction plus 5 basis points of the transaction amount. A debit card issuer may recover an additional one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements prescribed by the FRB. The FRB also adopted requirements that issuers include two unaffiliated networks for routing debit transactions that are applicable to the Company and the Bank. On October 25, 2023, the FRB proposed to lower the maximum interchange fee that a large debit card issuer can receive for a debit card transaction. The proposal would also establish a regular process for updating the maximum amount every other year going forward. We continue to monitor the development of these proposed rule revisions.

Guidance for Third-Party Relationships

On June 9, 2023, the Federal Reserve, OCC, and FDIC issued final interagency guidance on risk management of third-party relationships, including third-party lending relationships. The interagency guidance is based, in part, on the regulators' previously existing third-party risk management guidance from 2013 and seeks to, among other things, promote consistency in third-party risk management and provide sound risk management guidance for third-party relationships commensurate with a bank's risk profile and complexity as well as the criticality of the activity. The final interagency guidance replaces each agency's existing guidance on this topic and is directed to all banking organizations supervised by the Federal Reserve, OCC, and FDIC. Additionally, third party relationship risk management and banking-as-a-service arrangements (including with respect to deposit products and services) have been topics of focus for federal bank regulators in 2024 and further rulemaking activity or guidance may be forthcoming.

Holding Company Regulations

Federal Regulation. The Company is currently subject to examination, regulation, and periodic reporting under the BHCA, as administered by the FRB.

Acquisition, Activities and Change in Control. The Company may only conduct or acquire control of companies engaged in activities permissible for a bank holding company pursuant to the BHCA. Further, we generally are required to obtain Federal Reserve approval before acquiring direct or indirect ownership or control of any voting shares of another bank, bank holding company, savings associations or savings and loan holding company if we would own or control more than 5 percent of the outstanding shares of any class of voting securities of that entity. Additionally, we are prohibited from acquiring control of a depository institution that is not federally insured or retaining control for more than one year after the date that institution becomes uninsured.

We may not be acquired unless the transaction is approved by the Federal Reserve. In addition, the Gramm Leach Bliley Act generally restricts a company from acquiring us if that company is engaged directly or indirectly in activities that are not permissible for a bank holding company or financial holding company.

Capital Requirements. The Company and the Bank are currently subject to the regulatory capital framework and guidelines reached by Basel III as adopted by the OCC and Federal Reserve. The OCC and Federal Reserve have risk-based capital adequacy guidelines intended to measure capital adequacy with regard to a banking organization's balance sheet, including off-balance sheet exposures such as unused portions of loan commitments, letters of credit and recourse arrangements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that could have a material effect on the Consolidated Financial Statements. For additional information, see the Regulatory Capital section of the MD&A and Note 17 - Capital.

Holding Company Limitations on Capital Distributions. Our ability to make any capital distributions to our stockholders, including dividends and share repurchases, is subject to the oversight of the Federal Reserve and contingent upon their non-objection to such planned distributions which typically considers our capital adequacy, comprehensiveness and effectiveness of capital planning and the prudence of the proposed capital action.

Acquisition of the Holding Company

Federal Restrictions

Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10 percent or more of the Company's shares of outstanding common stock, unless the FRB has found that the acquisition will not result in a change in control of the Company. Under the CIBCA, the FRB generally has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquirer; the convenience and needs of the communities served by the Company, the Bank; and the anti-trust effects of the acquisition. Under the BHCA, any company would be required to obtain approval from the FRB before it may obtain "control" of the Company within the meaning of the BHCA. Control generally is defined to mean the ownership or power to vote 25 percent or more of any class of voting securities of the Company, the ability to control in any manner the election of a majority of the Company's directors, or the power to exercise a controlling influence over the management or policies of the Company. Under the BHCA, an existing bank holding company would be required to obtain the FRB's approval before acquiring more than 5 percent of the Company's voting stock. See "Holding Company Regulations" above.

Banking Regulation

Limitation on Capital Distributions. The OCC and FRB regulate all capital distributions made by the Bank, directly or indirectly, to the holding company, including dividend payments. An application to the OCC by the Bank may be required based on a number of factors including whether the Bank would not be at least adequately capitalized following the distribution or if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years. As a result of our acquisition of Flagstar, we were required to seek regulatory approval from the OCC for the payment of any dividend to the Parent Company through at least the period ending November 1, 2024, which could have restricted our ability to pay the common stock dividend.

Transactions with Affiliates

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and the FRB's Regulation W promulgated thereunder. Generally, Section 23A limits the extent to which the institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10 percent of the institution's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20 percent of such capital stock and surplus. Section 23A also establishes specific collateral requirements for loans or extensions of credit to or guarantees or acceptances on letters of credit issued on behalf of, an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same as, or at least as favorable to, the institution or its subsidiaries as similar transactions with non-affiliates.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption for loans made by an institution to its executive officers and directors in compliance with other federal banking laws. Section 22(h) of the Federal Reserve Act, and FRB Regulation O adopted thereunder, govern loans by a bank to directors, executive officers, and principal stockholders. FRB Regulation O includes limits on loans to any individual insider and such insider's related interests and certain conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests, which cannot exceed the institution's total unimpaired capital and surplus, unless the FDIC determines that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act

Federal Regulation

Under the Community Reinvestment Act, as implemented by OCC regulations, an institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act generally does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. However, institutions are rated on their performance in meeting the needs of their communities. Performance is tested in three areas: (1) lending, to evaluate the institution's record of making loans in its assessment areas; (2) investment, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low- or moderate-income individuals and businesses; and (3) service, to evaluate the institution's delivery of services through its branches, ATMs and other offices. The Community Reinvestment Act requires each federal banking agency, in connection with its examination of a financial institution, to assess and assign one of four ratings to the institution's record of meeting the credit needs of the community and to take such record into account in its evaluation of certain applications by the institution, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and bank holding company and savings and loan holding company acquisitions. The Community Reinvestment Act also requires that all institutions make public disclosure of their Community Reinvestment Act ratings.

On October 24, 2023, the OCC, the FDIC and the Federal Reserve issued a final rule amending the agencies' Community Reinvestment Act regulations. The final rule (i) encourages banks to expand access to credit, investment and banking services in low- and moderate-income communities, (ii) adapts to changes in the banking industry, including mobile and online banking, (iii) provides greater clarity and consistency in the application of Community Reinvestment Act regulations and (iv) tailors Community Reinvestment Act evaluations and data collection to bank size and type. Under the final rule, the agencies will evaluate bank performance across the varied activities they conduct and communities in which they operate so that the Community Reinvestment Act continues to be an effective tool to address inequities in access to credit and financial services. The final rule also updates existing Community Reinvestment Act regulations to evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, branchless banking, and hybrid models. In addition, the final rule implements a new metrics-based approach to evaluating bank retail lending and community development financing, using benchmarks based on peer and demographic data. Industry organizations have challenged the final rule in court, and on March 29, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule. The final outcome of such challenge is uncertain.

Community Pledge Agreement with the National Community Reinvestment Coalition

On January 24, 2022, the Company and the National Community Reinvestment Coalition ("NCRC") announced the Company's commitment to provide $28.0 billion in loans, investments, and other financial support to communities and people of color, low- and moderate-income ("LMI") families and communities, and small businesses. During the first quarter of 2025, we changed our intent regarding the Community Pledge Agreement as a result of the sale of our third-party mortgage origination and servicing businesses. We are undertaking the development of new initiatives to focus on enhancing the Company's community-centered activities to align with our strategic transformation and better meet the credit and banking needs of LMI communities.

Bank Secrecy and Anti-Money Laundering

The Bank is subject to the Bank Secrecy Act ("BSA") and other anti-money laundering laws and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, commonly referred to as the "USA PATRIOT Act" or the "Patriot Act". The BSA requires all financial institutions to, among other things, establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. The BSA includes various record keeping and reporting requirements such as cash transaction and suspicious activity reporting as well as due diligence requirements. The Bank is also required to comply with the U.S. Treasury's Office of Foreign Assets Control imposed economic sanctions that affect transactions with designated foreign countries, nationals, individuals, entities and others. The USA PATRIOT Act contains prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to prevent the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires banks and other depository institutions, brokers, dealers and certain other businesses involved in the transfer of money to establish anti-money laundering programs, including employee training and independent audit requirements meeting minimum standards specified by the Patriot Act, to follow standards for customer identification and maintenance of customer identification records, and to compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The Patriot Act also requires federal bank regulators to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve a proposed bank acquisition.

We have developed and operate an enterprise-wide anti-money laundering program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations. Our anti-money laundering program is also designed to prevent our products from being used to facilitate business in certain countries or territories, or with certain individuals or entities, including those on designated lists promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Controls and other U.S. and non-U.S. sanctions authorities. Our anti-money laundering and sanctions compliance programs include policies, procedures, reporting protocols, and internal controls designed to identify, monitor, manage, and mitigate the risk of money laundering and terrorist financing. These controls include procedures and processes to detect and report potentially suspicious transactions, perform consumer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. Our programs are designed to address these legal and regulatory requirements and to assist in managing risk associated with money laundering and terrorist financing.

In July 2024, the federal banking agencies, including the Federal Reserve and OCC, proposed amendments to update the requirements for supervised institutions to establish, implement and maintain effective, risk-based and reasonably designed anti-money laundering and countering the financing of terrorism ("CFT") programs. The proposed amendments would require supervised institutions to identify, evaluate and document the regulated institution's money laundering, terrorist financing and other illicit finance activity risks, as well as consider, as appropriate, the U.S. Department of the Treasury's Financial Crimes Enforcement Network's ("FinCEN") published national anti-money laundering and CFT priorities. Additionally, in August 2024, FinCEN, which drafts regulations implementing anti-money laundering legislation, adopted a rule extending anti-money laundering obligations, including maintenance of an anti-money laundering program and filing certain reports with FinCEN, to registered investment advisers. Compliance with these requirements is required beginning on January 1, 2026.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, foreign nationals, and others. These are typically known as the "OFAC" rules, based on their administration by the U.S. Treasury Department Office of Foreign Assets Control. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with, or investment in, a sanctioned country, including prohibitions against direct or indirect imports from, and exports to, a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Data Privacy

Federal and state law contains extensive consumer privacy protection provisions. The Gramm Leach Bliley Act requires financial institutions to periodically disclose their privacy practices and policies relating to sharing such information and enable retail customers to opt out of the Company's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The Gramm Leach Bliley Act also requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information and imposes certain limitations on the ability to share consumers' nonpublic personal information with non-affiliated third parties. Privacy requirements, including notice and opt out requirements, under The Gramm Leach Bliley Act and the FCRA are enforced by the FTC and by the CFPB through UDAAP laws and regulations, and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law.

Furthermore, an increasing number of state, federal, and international jurisdictions have enacted, or are considering enacting, privacy laws, such as the California Consumer Privacy Act ("CCPA"), which became effective on January 1, 2020, and the EU General Data Protection Regulation ("GDPR"), which regulates the collection, control, sharing, disclosure and use and other processing of personal information of data subjects in the EU and the European Economic Area. The CCPA gives residents of California expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used, and also provides for civil penalties for violations and private rights of action for data breaches. Meanwhile, the GDPR provides data subjects with greater control over the collection and use of their personal information (such as the "right to be forgotten") and has specific requirements relating to cross-border transfers of personal information to certain jurisdictions, including to the United States, with fines for noncompliance of up to the greater of 20 million euros or up to 4 percent of the annual global revenue of the noncompliant company. In addition, California approved a new privacy law in 2020, the California Privacy Rights Act ("CPRA"), which significantly modifies the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts.

Cybersecurity

The Cybersecurity Information Sharing Act (the "CISA") is intended to improve cybersecurity in the U.S. through sharing of information about security threats between the U.S. government and private sector organizations, including financial institutions such as the Company. The Cybersecurity Information Sharing Act also authorizes companies to monitor their own systems, notwithstanding any other provision of law, and allows companies to carry out defensive measures on their own systems from potential cyber-attacks.

The federal bank regulators have adopted rules providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rules require a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

Cybersecurity and data privacy are also areas of increasing state legislative focus. For example, under California state law, the California Consumer Privacy Act ("CCPA") broadly defines personal information and substantially increases the rights of California residents to understand how their personal information is collected, used, and otherwise processed by commercial businesses, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA contemplates civil penalties of up to $2,500 for each violation and up to $7,500 for each intentional violation and includes a private right of action (permitting lawsuits to be brought by private individuals instead of the state Attorney General or other government actor for certain breaches). Numerous other states have enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 was enacted to address, among other things, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act have several requirements, including having those Officers certify that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls over financial reporting; that they have made certain disclosures to our auditors and the Audit Committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Federal Home Loan Bank System

The Bank is a member of the FHLB-NY and FHLB-Indianapolis. As a member of the FHLB-NY, the Bank is required to acquire and hold shares of FHLB-NY capital stock. At December 31, 2024, the Bank held $598 million of FHLB-NY stock and $329 million of FHLB-Indianapolis stock.

Federal Securities Law

The Company's common stock and certain other securities listed on the cover page of this report are registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is subject to the information and proxy solicitation requirements, insider trading restrictions, and other requirements under the Exchange Act.

Consumer Protection Regulations

The activities of the Company's banking subsidiary, including its lending and deposit gathering activities, is subject to a variety of consumer laws and regulations designed to protect consumers. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with clients and monitor account activity when taking deposits from, making loans to, or engaging in other types of transactions with, such clients. Failure to comply with these laws and regulations could lead to substantial penalties, operating restrictions, and reputational damage to the financial institution.

Applicable consumer protection laws, and their implementing regulations, include, but may not be limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Truth in Lending Act (Regulation Z), Truth in Savings Act (Regulation DD), Equal Credit Opportunity Act (Regulation B), Electronic Funds Transfer Act (Regulation E), Fair Housing Act, Home Mortgage Disclosure Act (Regulation C), Fair Debt Collection Practices Act (Regulation F), Fair Credit Reporting Act (Regulation V), as amended by the Fair and Accurate Credit Transactions Act, Expedited Funds Availability (Regulation CC), Reserve Requirements (Regulation D), Insider Transactions (Regulation O), Privacy of Consumer Information (Regulation P), Margin Stock Loans (Regulation U), Right To Financial Privacy Act, Flood Disaster Protection Act, Homeowners Protection Act, Servicemembers Civil Relief Act, Real Estate Settlement Procedures Act (Regulation X), Telephone Consumer Protection Act, CAN-SPAM Act, Children's Online Privacy Protection Act, the Military Lending Act, and the Homeownership Counseling Act. Additionally, we are subject to Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive, or abusive acts or practices ("UDAAP") in connection with any consumer financial product or service.

In addition, the Bank and its subsidiaries are subject to certain state laws and regulations designed to protect consumers. Many states have consumer protection laws analogous to, or in addition to, the federal laws listed above, such as usury laws, state debt collection practices laws, and requirements regarding loan disclosures and terms, credit discrimination, credit reporting, money transmission, recordkeeping, and unfair or deceptive business practices.

Certain states have adopted laws regulating and requiring licensing, registration, notice filing, or other approval for parties that engage in certain activity regarding consumer finance transactions. Furthermore, certain states and localities have adopted laws requiring licensing, registration, notice filing, or other approval for consumer debt collection or servicing, and/or purchasing or selling consumer loans. The licensing statutes vary from state to state and prescribe different requirements, including but not limited to: restrictions on loan origination and servicing practices (including limits on the type, amount, and manner of our fees), interest rate limits, disclosure requirements, periodic examination requirements, surety bond and minimum specified net worth requirements, periodic financial reporting requirements, notification requirements for changes in principal officers, stock ownership or corporate control, restrictions on advertising, and requirements that loan forms be submitted for review. We may also be subject to supervision and examination by applicable state regulatory authorities in the jurisdictions in which we may offer consumer financial products or services.

Consumer Financial Protection Bureau

The Bank is subject to oversight by the Consumer Financial Protection Bureau ("CFPB") within the Federal Reserve System. The CFPB was established under the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement and enforce rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit acts and practices that are deemed to be unfair, deceptive, or abusive. Abusive acts or practices are defined as those that (1) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service, or (2) take unreasonable advantage of a consumer's (a) lack of understanding on the part of the consumer of the material risks, costs, or conditions of the product or service; (b) the inability of the consumer to protect his/her own interest in selecting or using a financial product or service; or (c) the reasonable reliance by the consumer on a financial institution to act in the interests of the consumer.

The CFPB has exclusive examination and primary enforcement authority with respect to compliance with federal consumer financial protection laws and regulations by institutions under its supervision and is authorized, individually or jointly with the federal banking agencies, to conduct investigations to determine whether any person is, or has, engaged in conduct that violates such laws or regulations. The CFPB has the authority to investigate possible violations of federal consumer financial law, hold hearings, and commence civil litigation. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB also may institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or an injunction.

The CFPB is also authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. The CFPB is authorized to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties which, for 2024, range from $7,034 per day for minor violations of federal consumer financial laws (including the CFPB's own rules) to $35,169 per day for reckless violations and $1,406,728 per day for knowing violations. The CFPB monetary penalty amounts are adjusted annually for inflation. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease-and-desist orders available to the CFPB (but not for civil penalties).

In May 2022, the CFPB issued an Interpretive Rule to clarify the authority of states to enforce federal consumer financial protections laws under the Consumer Financial Protection Act of 2010 ("CFPA"). Specifically, the CFPB confirmed that (1) states can enforce the CFPA, including the provision making it unlawful for covered persons or service providers to violate any provision of federal consumer financial protection law; (2) the enforcement authority of states under section 1042 of the CFPA is generally not subject to certain limits applicable to the CFPB's enforcement authority, such that States may be able to bring actions against a broader cross-section of companies than the CFPB; and (3) state attorneys general and regulators may bring (or continue to pursue) actions under their CFPA authority even if the CFPB is pursuing a concurrent action against the same entity. *See* CFPB Interpretive Rule regarding Section 1042 of the CFPA of 2010 (87 FR 31940, May 26, 2022).

The CFPB has implemented the ability-to-repay and qualified mortgage (QM) provisions of the Truth in Lending Act (the "QM Rule") and has recently taken steps to modify the QM Rule. The ability-to-repay provision requires creditors to make reasonable, good faith determinations that borrowers are able to repay their mortgages before extending credit based on a number of factors and consideration of financial information about the borrower derived from reasonably reliable third-party documents. Under the Dodd-Frank Act and the QM Rule, loans meeting the definition of "qualified mortgage" are entitled to a presumption that the lender satisfied the ability-to-repay requirements. The presumption is a conclusive presumption/safe harbor for loans meeting the QM requirements, and a rebuttable presumption for higher-priced loans meeting the QM requirements. The Bank has created policies and procedures to comply with these consumer protection requirements and continues to monitor developments relative to future changes to the QM Rule.

In October 2024, the CFPB issued a rule aimed to enhance consumer control and competition in financial services requiring banks and payment providers to give consumers free access to certain financial data upon request. With consumer authorization, they must also share this data with third parties via secure interfaces to facilitate financial services. Required data includes transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The rule takes effect for the Bank on April 1, 2027; however, the compliance timeline is subject to change due to the outcome of pending litigation challenging the rule. While the impact of the rule will depend upon a number of factors, including consumer behavior and the actions of data providers and recipients, open banking initiatives like this final rule have the potential to change the competitive landscape, presenting challenges to our business model.

The CFPB and other regulators have recently had a heightened focus on fees, rewards and other practices related to credit cards. For example, in March 2024, the CFPB issued a final rule lowering the safe harbor amount for credit card late fees that would be considered "reasonable and proportional" to the costs incurred by credit card issuers for late payments to eight dollars, eliminating a higher late fee safe harbor amount for subsequent late payments and eliminating the annual inflation adjustment for the safe harbor amount. In May 2024, a preliminary injunction was granted staying the effectiveness of the final rule; however, whether the final rule will ultimately be implemented remains uncertain.

In December 2024, the CFPB issued a final rule that amends Regulation Z, which implements the Truth in Lending Act, to apply to overdraft credit provided by insured depository institutions with more than $10 billion in total assets. Under the final rule, covered institutions would be allowed to choose to offer overdrafts as a courtesy overdraft service or as a line of credit. If the courtesy overdraft option is chosen, overdrafts would remain exempt from Regulation Z, as long as fees charged are based on the higher of an institutions breakeven point derived from its own costs and losses, or a benchmark fee of $5 established by the CFPB. If the overdraft line of credit option is chosen, overdrafts would be considered a loan subject to Regulation Z, and therefore, subject to account opening and loan disclosures, required to be held in an account separate from the customer's checking or transaction account, and may not be conditioned on preauthorized electronic funds transfers. The final rule is scheduled to go into effect on October 1, 2025; however, several banking industry groups filed a lawsuit seeking to invalidate the final rule, in which they argued that the CFPB exceeded its statutory authority in adopting the final rule. The court has not yet ruled on the merits of the lawsuit nor granted a preliminary injunction. We continue to evaluate this rulemaking and assess its potential impact on the Company and the Bank.

We continue to monitor recent developments related to the CFPB and their ongoing supervision. We believe and continue to operate in accordance with the applicable requirements. We expect to continue to be regulated by the CFPB or the other regulatory agencies who also supervise our compliance with consumer financial protection requirements.

Supervision and Regulation of Mortgage Banking Operations

Our mortgage banking business is subject to the rules and regulations of the U.S. Department of Housing and Urban Development, the Federal Housing Administration, the Veterans' Administration, Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation with respect to originating, processing, selling and servicing mortgage loans. Those rules, policies, regulations, guidelines or procedures, among other things, prohibit discrimination and establish underwriting guidelines, which include provisions for inspections and appraisals, require credit reports on prospective borrowers, and fix maximum loan amounts. Each of these entities has its own financial requirements, including submitting audited financial statements annually. We are also subject to examination or review to assure compliance with the applicable rules, policies regulations, guidelines or procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Fair Housing Act, the Fair Credit Report Act, the National Flood Insurance Act and the Real Estate Settlement Procedures Act and related regulations that prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. Our mortgage banking operations are also affected by various state and local laws, regulations and the requirements of various private mortgage investors.

The federal bank regulatory agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval, and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulatory agencies' Interagency Guidelines for Real Estate Lending Policies.

Lending Authority

We maintain internal credit limits in compliance with regulatory requirements. Under regulatory guidance, the Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15 percent of Tier 1 plus Tier 2 capital and any portion of the allowance for credit losses not included in Tier 2 capital. We have a tracking and reporting process to monitor lending concentration levels. All new commercial credit exposure to relationships that exceed $350 million must be approved by the Risk Assessment Committee of the Board. Commercial credit exposures to relationships that exceed $75 million must be approved by the Chief Credit Officer. Relationships less than the aforementioned limits including those discussed throughout the loans held for investment section of this document, are approved by the joint authority of credit officers and lending officers. The Risk Assessment Committee of the Board has the authority to direct changes in lending practices as they deem necessary or appropriate to address credit risks and exposures, including regulatory considerations, in accordance with the Bank's strategic objectives and risk appetites.

Future Legislation and Regulation

Laws, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. In addition to the specific legislation and regulations described above, future legislation and regulations or changes to existing statutes, regulations or regulatory policies applicable to the Company and its subsidiaries may affect the business, financial condition and results of operations in adverse and unpredictable ways and increase reporting requirements and compliance costs. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted.

Item 1A. Risk Factors

There are various risks and uncertainties that are inherent to our business. Primary among these are (1) interest rate risk; (2) credit risk; (3) financial statement risk; (4) liquidity and dividend risk (5) legal and regulatory risk; (6) financial and market risk, as well as other matters that may dilute the value of our securities; (7) strategic risk, including our integration risks (8) operational risk; and (9) reputational risk and its potential negative impact on, among other things, our financial condition, results of operations and/or stockholder value.

The following is a discussion of the material risks and uncertainties that could have a material adverse impact on our financial condition, results of operations, and the value of our shares. The failure to properly identify, monitor, and mitigate any of the below referenced risks, could result in increased regulatory risk and could potentially have an adverse impact on the Company. Additional risks that are not currently known to us, or that we currently believe to be immaterial, also may have a material effect on our financial condition and results of operations. This Annual Report on Form 10-K is qualified in its entirety by those risk factors.

Interest Rate Risk

Changes in interest rates could reduce our net interest income and negatively impact the value of our loans, securities, and other assets, which could have a material adverse effect on our cash flows, financial condition, results of operations, and capital.

The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven by the Federal Open Market Committee of the FRB. However, the yields generated by our loans and securities are typically driven by intermediate-term interest rates, which are set by the bond market and generally vary from day to day. The level of our net interest income is therefore influenced by movements in such interest rates, and the pace at which such movements occur. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result could be a reduction in net interest income and, with it, a reduction in our earnings. Our net interest income and earnings would be similarly impacted were the interest rates on our interest-earning assets to decline more quickly than the interest rates on our interest-bearing liabilities. In addition, such changes in interest rates could affect our ability to originate loans and attract and retain deposits; the fair values of our securities and other financial assets; the fair values of our liabilities; and the average lives of our loan and securities portfolios. Also, changes in interest rates could have an effect on the slope of the yield curve. In periods where the yield curve inverts or becomes flat, our net interest income and net interest margin could contract, adversely affecting our net income and cash flows, and the value of our assets. Moreover, higher inflation could lead to fluctuations in the value of our assets and liabilities and off-balance sheet exposures and could result in lower equity market valuations of financial services companies.

The monetary policies of the Federal Reserve Board may be affected by certain policy initiatives of the new Administration, which has announced tariffs on certain U.S. trading partners (and has indicated additional tariffs and retaliatory tariffs against U.S. trading partners may be announced in the future) and has implemented stricter immigration policies. Although forecasts have varied, many economists are projecting that such policy initiatives may create inflationary pressures. Under such a scenario, the Federal Reserve Board may decide to maintain the federal funds rate at a relatively elevated level for a prolonged period of time. The extent and timing of the new Administration's policy changes and their impact on the policies of the Federal Reserve Board, as well as our business and financial results, are uncertain at this time. If rates were to remain elevated for a prolonged period of time, it may adversely affect our business and increase loan repricing risk, including in our multi-family and CRE portfolios.

Credit Risk

Our allowance for credit losses might not be sufficient to cover our actual losses, which would adversely impact our financial condition, regulatory capital ratios and results of operations.

In addition to mitigating credit risk through our underwriting processes, we attempt to recognize such risk through the establishment of an allowance for credit losses. During 2024, the Company continued to take decisive actions to build capital, reinforce our balance sheet, strengthen our risk management processes, and better align the Company with relevant bank peers. We significantly built our reserve levels by recording a $1.1 billion provision for credit losses, bringing our allowance for credit losses to $1.2 billion at December 31, 2024, reflecting our actions to build reserves during the quarter to address weakness in the office sector, potential repricing risk in the multi-family portfolio and an increase in classified assets.

The process of determining whether or not the allowance is sufficient to cover potential credit losses is based on the current expected credit loss model or ("CECL"). This methodology is described in detail under "Critical Accounting Estimates" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. CECL may result in greater volatility in the level of the allowance for credit losses, depending on various assumptions and factors used in this model. If the judgments and assumptions we make with regard to the allowance are incorrect, our allowance for losses on such loans might not be sufficient, and an additional provision for credit losses might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. In addition, growth in our loan portfolio may require us to increase the allowance for credit losses on such loans by making additional provisions, which would reduce our net income.

Furthermore, bank regulators have the authority to require us to make provisions for credit losses or otherwise recognize loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our allowance for losses on such loans. Any increase in the loan loss allowance or in loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Our concentration in multi-family loans and commercial real estate loans could expose us to increased lending risks and related loan losses.

At December 31, 2024, $34.1 billion or 49.9 percent of our total loans and leases, held for investment portfolio consisted of multi-family loans and $8.7 billion or 12.7 percent consisted of commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the sale of such properties securing the loans. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential loans. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan. Higher interest rates for a longer period of time could put further financial pressure on borrowers which could also cause us to not recover the full contractual amount of principal and interest. These factors could cause us to increase our provision for credit losses and adversely affect our operating results and financial condition.

The commercial real estate loans we make are secured by income-producing properties such as office buildings, retail centers, mixed-use buildings, and multi-tenanted light industrial properties. At December 31, 2024, $2.4 billion, or 27.7 percent of our commercial real estate loan portfolio was secured by office buildings. We may incur future losses on commercial real estate loans due to declines in occupancy rates and rental rates in office buildings, which could occur as a result of less need for office space due to more people working from home or other factors. In addition, the majority of our multi-family and commercial real estate loans are non-recourse and are secured by rental apartment buildings or commercial real estate. In the event of a default by a borrower on a non-recourse loan, the Company will have recourse only to the real estate-related assets collateralizing the loan. If the underlying collateral value is below the loan amount, the Company will suffer a loss upon a default.

Our New York State multi-family loan portfolio could be adversely impacted by changes in legislation or regulation which, in turn, could have a material adverse effect on our financial condition and results of operations.

On June 14, 2019, the New York State legislature passed the New York Housing Stability and Tenant Protection Act of 2019. This legislation represents the most extensive reform of New York State's rent laws in several decades and generally limits a landlord's ability to increase rents on rent regulated apartments and makes it more difficult to convert rent regulated apartments to market rate apartments. As a result, the value of the collateral located in New York State securing the Company's multi-family loans or the future net operating income of such properties could potentially become impaired which, in turn, could have a material adverse effect on our financial condition and results of operations.

Economic weakness in the New York City metropolitan region, where the majority of the properties collateralizing our multi-family, commercial real estate, and acquisition, development, and construction loans, and the majority of the businesses collateralizing our other commercial and industrial loans, are located could have an adverse impact on our financial condition and results of operations.

Our business depends significantly on general economic conditions in the New York City metropolitan region, where the majority of the buildings and properties securing the multi-family, commercial real estate, and acquisition, development, and construction loans we originate for investment and the businesses of the customers to whom we make our other commercial and industrial loans are located. Accordingly, the ability of our borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in this region, including changes in the local real estate market. A significant decline in general economic conditions caused by inflation, recession, unemployment, acts of terrorism, extreme weather, or other factors beyond our control, could therefore have an adverse effect on our financial condition and results of operations. In addition, because multi-family and commercial real estate loans represent the majority of the loans in our portfolio, a decline in tenant occupancy or rents, due to such factors, or for other reasons, such as new legislation, could adversely impact the ability of our borrowers to repay their loans on a timely basis, which could have a negative impact on our net income. Furthermore, economic or market turmoil could occur in the near or long term. This could negatively affect our business, our financial condition, and our results of operations, as well as our ability to maintain the level of cash dividends we currently pay to our stockholders.

We are subject to credit risk in connection with our lending activities, and our financial condition and results of operations may be negatively impacted by economic conditions and other factors that adversely affect our borrowers.

Our financial condition and results of operations are affected by the ability of our borrowers to repay their loans, and in a timely manner. The risks of non-payment and late payments are assessed through our underwriting and loan review procedures based on several factors including credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors. Despite our efforts, we do and will experience loan losses, and our financial condition and results of operations will be adversely affected. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment, natural disasters, terrorist acts, cyber-attacks, or a combination of these or other factors.

<u>Financial Statements Risk</u>

Our accounting estimates and risk management processes rely on analytical and forecasting models, **the nature of which are uncertain and may not reflect recent credit or macroeconomic factors.**

The processes we use to estimate expected losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depends upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models that we use for interest rate risk and asset-liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models that we use for determining our expected losses are inadequate, the allowance for loan losses may not be sufficient to support future charge-offs. If the models that we use to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

Impairment in the carrying value in finite lived intangible assets could negatively impact our financial condition and results of operations.

At December 31, 2024, finite lived intangible assets, primarily core deposit intangibles, totaled $488 million. We review our intangible assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. A significant decline in deposits may necessitate taking additional charges in the future related to the impairment of other intangible assets. The amount of any impairment charge could be significant and could have a material adverse impact on our financial condition and results of operations.

Our failure to maintain effective internal controls may impact the accuracy and timeliness of financial reporting and increase our expenses.

We recognize the critical importance of maintaining effective internal controls over financial reporting to ensure accurate and timely financial reporting, prevent fraud, and maintain investor confidence. We have implemented a system of internal controls that is regularly reviewed and updated. However, there is a risk that we may fail to maintain an effective system of internal controls, which could impair our ability to report financial results accurately and in a timely manner. These risks include human error, misconduct, inadequate processes, fraud, data breaches, and non-compliance with laws and regulations.

We also acknowledge the challenges posed by changes in processes, procedures, technologies, employee turnover, and labor shortages. During 2024, we identified certain material weaknesses described in Item 9A of our Annual Report on Form 10-K/A for the year ended December 31, 2023, and we may discover additional future material weaknesses or significant deficiencies. Our efforts to remediate weaknesses or deficiencies in our internal controls could divert management attention and increase our expenses, in order to correct the weaknesses or deficiencies in our controls. A "material weakness" is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis. Control weaknesses or failures could result in financial losses, reputational harm, loss of investor confidence, regulatory actions, and limitations on our business activities.

Liquidity and Dividend Risks

Failure to maintain an adequate level of liquidity could result in an inability to fulfill our financial obligations could subject us to material reputational and compliance risk and could lead to the financial failure of the Company.

Our primary sources of liquidity are the retail and institutional deposits we gather or acquire in connection with acquisitions, and the brokered deposits we accept; borrowed funds, primarily in the form of wholesale borrowings from the FHLB-NY and various Wall Street brokerage firms; cash flows generated through the repayment and sale of loans; and cash flows generated through the repayment and sale of securities. In addition, and depending on current market conditions, we may have the ability to access the capital markets from time to time to generate additional liquidity. Deposit flows, calls of investment securities and wholesale borrowings, and the prepayment of loans and mortgage-related securities are strongly influenced by such external factors as the direction of interest rates, whether actual or perceived; local and national economic conditions; and competition for deposits and loans in the markets we serve. Deposit outflows can occur for a number of reasons, including clients seeking higher yields, clients with uninsured deposits may seek greater financial security or clients may simply prefer to do business with our competitors, or for other reasons. The withdrawal of more deposits than we anticipate could have an adverse impact on our profitability as this source of funding, if not replaced by similar deposit funding, would need to be replaced with more expensive wholesale funding, the sale of interest-earning assets, other sources of funding, or a combination of them all. In extreme situations, withdrawals could exceed our capacity to fund the withdrawals and lead to the financial failure of the Company. The replacement of deposit funding with wholesale funding could cause our overall cost of funds to increase, which would reduce our net interest income and results of operations. A decline in interest-earning assets would also lower our net interest income and results of operations. As of December 31, 2024, approximately 21.2 percent of our total deposits of $75.9 billion were not FDIC-insured.

In addition, large-scale withdrawals of brokered or institutional deposits could require and has required us to pay significantly higher interest rates on our retail deposits or on other wholesale funding sources, which has an adverse impact on our net interest income and net income. Furthermore, changes to the FHLB-NY's underwriting guidelines for wholesale borrowings or lending policies may limit or restrict our ability to borrow and therefore could have a significant adverse impact on our liquidity. A decline in available funding could adversely impact our ability to originate loans, invest in securities, and meet our expenses, or to fulfill such obligations as repaying our borrowings or meeting deposit withdrawal demands. Downgrades of the credit ratings of the Company and the Bank, such as those announced by certain credit rating agencies in February, March and May 2024, could result in an acceleration in deposit outflows and additional collateral needs. We have experienced situations which could occur again in the future that could adversely affect our access to liquidity and capital, and could significantly increase our cost of funds, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing to lend to us or to purchase our securities. This could affect our growth, profitability, and financial condition, including our liquidity.

The elimination of our quarterly cash dividend could have an adverse impact on the market price of our common stock.

The holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds available for such payments under applicable law and regulatory guidance, and, although we have historically declared cash dividends on our common stock, we are not required to do so. Furthermore, the payment of dividends falls under federal regulations that have grown more stringent in recent years. While we pay our quarterly cash dividend in compliance with current regulations, such regulations could change in the future. We are currently paying quarterly cash dividends on shares of the Company's common stock at $0.01 per share. An elimination of our common stock dividend in the future could adversely affect the market price of our common stock.

The inability to receive dividends from our subsidiary bank could impact our ability to maintain or increase the current level of cash dividends we pay to our stockholders.

The Parent Company (i.e., the company on an unconsolidated basis) is a separate and distinct legal entity from the Bank, and a substantial portion of the revenues the Parent Company receives consists of dividends from the Bank. These dividends are the primary funding source for the dividends we pay on our common stock and the interest and principal payments on our debt. Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company. In addition, our right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary may be subject to the prior claims of the subsidiary's creditors. We expect to continue to be required to seek approval from the OCC to pay dividends from the Bank to the Parent Company during 2025. If the Bank is unable to pay dividends to the Parent Company, we might not be able to service our debt, pay our obligations, or pay dividends on our common stock.

Deferring payments on our trust preferred capital debt securities or being in default under the related indentures, would prohibit us from paying dividends on our common stock.

The terms of our outstanding trust preferred capital debt securities prohibit us from (1) declaring or paying any dividends or distributions on our capital stock, including our common stock; or (2) purchasing, acquiring, or making a liquidation payment on such stock, under the following circumstances: (a) if an event of default has occurred and is continuing under the applicable indenture; (b) if we are in default with respect to a payment under the guarantee of the related trust preferred securities; or (c) if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced, or a deferral period is continuing. In addition, without notice to, or consent from, the holders of our common stock, we may issue additional series of trust preferred capital debt securities with similar terms, or enter into other financing agreements, which limit our ability to pay dividends on our common stock.

Dividends on our Series A Preferred Stock and Series B Preferred Stock are discretionary and noncumulative and may not be paid if such payment will result in our failure to comply with all applicable laws and regulations.

Dividends on our Series A Preferred Stock and Series B Preferred Stock are discretionary and noncumulative. If our Board of Directors (or any duly authorized committee of the Board) does not authorize and declare a dividend on (a) the Series A Preferred Stock for any dividend period, holders of the depository shares will not be entitled to receive any dividend for that dividend period, and the unpaid dividend will cease to accrue and be payable, or (b) Series B Preferred Stock, the holders thereof will not be entitled to receive any dividend for that dividend period. For our Series A Preferred Stock, we have no obligation to pay dividends accrued for a dividend period after the dividend payment date for that period if our Board of Directors (or any duly authorized committee thereof) has not declared a dividend before the related dividend payment date, whether or not dividends on the Series A Preferred Stock or any other series of our preferred stock or our common stock are declared for any future dividend period. Dividends on our Series B Preferred Stock are payable at a rate of 13 percent per annum, payable quarterly and in arrears. Additionally, under the FRB's capital rules, dividends on the Series A Preferred Stock and Series B Preferred Stock may only be paid out of our net income, retained earnings, or surplus related to other additional tier 1 capital instruments. If the non-payment of dividends on Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for any dividend period would cause the Company to fail to comply with any applicable law or regulation, or any agreement we may enter into with our regulators from time to time, then we would not be able to declare or pay a dividend for such dividend period.

Our Series A Preferred Stock and Series B Preferred Stock initially have rights, preferences and privileges that are not held by, and are preferential to the rights of, our common stockholders, which could adversely affect our liquidity and financial condition.

The holders of our Series A Preferred Stock and Series B Preferred Stock initially have the right to receive a payment on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our business before any payment may be made to holders of our common stock. Following the satisfaction of the liquidation preference, the Series B Preferred Stock participates with our common stock on an as-converted basis in a liquidation, dissolution or winding up of the Company. Our obligations to the holders of our Series A Preferred Stock and Series B Preferred Stock could limit our ability to obtain additional financing, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between the holders of our common stock, Series A Preferred Stock and Series B Preferred Stock and other classes of securities.

Legal and Regulatory Risks

Inability to fulfill minimum capital requirements could limit our ability to conduct or expand our business, pay a dividend, or result in termination of our FDIC deposit insurance, and thus impact our financial condition, our results of operations, and the market value of our stock.

We are subject to the comprehensive, consolidated supervision and regulation set forth by the FRB and the OCC. Such regulation includes, among other matters, the level of leverage and risk-based capital ratios we are required to maintain. Depending on general economic conditions, changes in our capital position could have a materially adverse impact on our financial condition and risk profile and also could limit our ability to grow through acquisitions or otherwise. Compliance with regulatory capital requirements may limit our ability to engage in operations that require the intensive use of capital and therefore could adversely affect our ability to maintain our current level of business or expand. Furthermore, it is possible that future regulatory changes could result in more stringent capital or liquidity requirements, including increases in the levels of regulatory capital we are required to maintain and changes in the way capital or liquidity is measured for regulatory purposes, either of which could adversely affect our business and our ability to expand. For example, federal banking regulations adopted under Basel III standards require bank holding companies and banks to undertake significant activities to demonstrate compliance with higher capital requirements. Any additional requirements to increase our capital ratios or liquidity could necessitate our liquidating certain assets, perhaps on terms that are unfavorable to us or that are contrary to our business plans. In addition, such requirements could also compel us to issue additional securities, thus diluting the value of our common stock. In addition, failure to meet established capital requirements could result in the FRB and/or OCC placing limitations or conditions on our activities and further restricting the commencement of new activities. The failure to meet applicable capital guidelines could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends; issuing a directive to increase our capital; and terminating our FDIC deposit insurance.

Our operations could be materially affected by the imposition of restrictions on our operations by bank regulators, and other governmental entities, further changes in bank regulation, or by our ability to comply with certain existing laws, rules, and regulations governing our industry.

We and our subsidiaries are subject to regulation, supervision, and examination by the following entities: (1) the OCC; (2) the FDIC; (3) the FRB; and (4) the CFPB, as well as FINRA regulations and state licensing restrictions and limitations regarding certain financial services, investment management and other consumer finance products. Such regulation and supervision govern the activities in which a bank holding company and its banking subsidiaries may engage and are intended primarily for the protection of the Deposit Insurance Fund, the banking system in general, and bank customers, rather than for the benefit of a company's stockholders. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including with respect to the imposition of restrictions on the operation of a bank or a bank holding company and its subsidiaries, the imposition of significant fines, the ability to delay or deny merger or other regulatory applications, the payment of dividends, the classification of assets by a bank, and the adequacy of a bank's allowance for loan losses, among other matters. Failure to comply (or to ensure that our agents and third-party service providers comply) with laws, regulations, or policies, including our failure to obtain and maintain any necessary state or local licenses, could result in enforcement actions or sanctions by regulatory agencies, civil money penalties, and/or reputational damage, which could have a material adverse effect on our business, financial condition, or results of operations. Penalties for such violations may also include: revocation of licenses; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by borrowers; modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans provided by the Bank. Changes in such regulation and supervision, or changes in regulation or enforcement by such authorities, whether in the form of policy, regulations, legislation, rules, orders, enforcement actions, ratings, or decisions, could have a material impact on the Company, our subsidiary bank and other affiliates, and our operations, including restrictions on the operation of a bank or a bank holding company and changes in FDIC deposit insurance premium assessments. In addition, failure of the Company or the Bank to comply with such regulations could have a material adverse effect on our earnings and capital. See "Regulation and Supervision" in Part I, Item 1, "Business" earlier in this filing for a detailed description of the federal, state, and local regulations to which the Company and the Bank are subject.

We are subject to enhanced prudential standards and additional capital and liquidity requirements including reporting, capital stress testing, and liquidity risk management. Non-compliance could result in regulatory risks and restrictions on our activities.

As our total assets exceed $100 billion and therefore we are classified as a Category IV banking organization under the rules issued by the federal banking agencies that tailor the application of enhanced prudential standards to large bank holding companies and the capital and liquidity rules to large bank holding companies and depository institutions under the Dodd-Frank

Act and the Economic Growth, Regulatory Relief, and Consumer Protection Act. As a Category IV banking organization, we are subject to enhanced liquidity risk management requirements which include reporting, liquidity stress testing, a liquidity buffer and resolution planning, subject to the applicable transition periods. If we were to meet or exceed certain other thresholds, we would become subject to additional requirements. Failure to meet these requirements could expose us to compliance risks, higher penalties, increased expectations, and limitations on our activities. As a Category IV banking organization, we are required to implement and maintain an adequate liquidity risk management and monitoring process to ensure compliance with these requirements, and our failure to ensure compliance may have adverse consequences on our operations, reputation and future profitability. We anticipate incurring significant expenses to develop policies, programs, and systems that comply with the enhanced standards applicable to us.

Noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations could result in material financial loss.

The BSA and the USA Patriot Act contain anti-money laundering and financial transparency provisions intended to detect and prevent the use of the U.S. financial system for money laundering and terrorist financing activities. The BSA, as amended by the USA Patriot Act, requires depository institutions to undertake activities including maintaining an anti-money laundering program, verifying the identity of clients, monitoring for and reporting suspicious transactions, reporting on cash transactions above a certain threshold, and responding to requests for information by regulatory authorities and law enforcement agencies. FINCEN, a unit of the U.S. Treasury Department that administers the BSA, is authorized to impose significant civil monetary penalties for violations of these requirements. If our BSA policies, procedures and systems are deemed to be deficient, or the BSA policies, procedures and systems of the financial institutions that we acquire in the future are deficient, we would be subject to reputational risk and potential liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan which would negatively impact our business, financial condition and results of operations.

Failure to comply with OFAC regulations could result in legal and reputational risks.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, foreign nationals, and other potentially exposed persons. These are typically referred to as the "OFAC" rules, given their administration by the United States Treasury Department Office of Foreign Assets Control. Failure to comply with these sanctions could have serious legal and reputational consequences.

Our Risk Governance Framework may not be effective in mitigating the risks to which we are subject, based upon the size, scope, and complexity of the Company.

As a financial institution, we are subject to a number of risks, including interest rate, credit, liquidity, legal/compliance, market, strategic, operational, and reputational. Our Risk Governance Framework is designed to manage the risks to which we are subject, as well as any losses stemming from such risks. Although we seek to identify, measure, monitor, report, and control our exposure to such risks, and employ a broad and diverse set of risk monitoring and mitigation techniques in the process, those techniques are inherently limited because they cannot anticipate the existence or development of risks that are currently unknown and unanticipated. For example, economic and market conditions, heightened legislative and regulatory scrutiny of the financial services industry, and increases in the overall complexity of our operations, among other developments, have resulted in the creation of a variety of risks that were previously unknown and unanticipated, highlighting the intrinsic limitations of our risk monitoring and mitigation techniques. As a result, the further development of previously unknown or unanticipated risks may result in our incurring losses in the future that could adversely impact our financial condition and results of operations. Furthermore, an ineffective Risk Governance Framework, as well as other risk factors, could result in a material increase in our FDIC deposit insurance premium assessments.

We are subject to various legal or regulatory investigations and proceedings.

At any given time, we and our subsidiaries are involved with a number of legal proceedings and regulatory investigations and examinations as a part of reviews conducted by regulators and other parties, which may involve banking, securities, consumer protection, employment, tort, and numerous other laws and regulations. The outcome of pending or threatened litigation, or of investigations or any other matters before regulatory agencies is uncertain, whether currently existing or commencing in the future, including with respect to any litigation, investigation or other regulatory actions related to (i) the business and disclosure practices of acquired companies, including our acquisition of Flagstar Bancorp and the purchase and assumption of certain assets and liabilities of Signature, (ii) the capital raise transaction we completed in March of 2024, (iii) the material weaknesses in internal control over financial reporting disclosed in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023, (iv) past cyber security breaches, and (v) recent events and circumstances involving the

Company, including disclosures regarding credit losses, provisioning and goodwill impairment, and negative news and expectations about the prospects of the Company (and associated stock price volatility and changes). Proceedings or actions brought against us or our subsidiaries may result in judgments, settlements, fines, penalties, injunctions, business improvement orders, consent orders, supervisory agreements, ratings downgrades, restrictions on our business activities, revocations or non-renewals of required licenses, changes in FDIC deposit insurance premium assessments or other results adverse to us, which could materially and negatively affect our business. If such claims and other matters are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. Some of the laws and regulations to which we are subject may provide a private right of action that a consumer or class of consumers may pursue to enforce these laws and regulations. We are currently subject to stockholder class and derivative actions which seek significant damages and other relief and may be subject to similar actions in the future. Any financial liability or reputational damage could have a materially adverse effect on our business and, in turn, on our financial condition and results of operations. Claims asserted against us can be highly complicated and slow to develop, making the outcome of such proceedings difficult to predict or estimate early in the process. As a participant in the financial services industry, it is likely that we will be exposed to a high level of litigation and regulatory scrutiny relating to our business and operations. Although we establish accruals for legal or regulatory proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we do not have accruals for all legal or regulatory proceedings where we face a risk of loss. Due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal and regulatory proceedings, amounts accrued may not represent the ultimate loss to us from the legal and regulatory proceedings in question. As a result, our ultimate losses may be significantly higher than the amounts accrued for legal loss contingencies. For further information, see Note 20 - Commitments and Contingencies and Item 3 - Legal Proceedings.

If federal, state, or local tax authorities were to determine that we did not adequately provide for our taxes, our income tax expense could be increased, adversely affecting our earnings.

The amount of income taxes we are required to pay on our earnings is based on federal, state, and local legislation and regulations. We provide for current and deferred taxes in our financial statements, based on our results of operations, business activity, legal structure, interpretation of tax statutes, assessment of risk of adjustment upon audit, and application of financial accounting standards. We may take tax return filing positions for which the final determination of tax is uncertain, and our net income and earnings per share could be reduced if a federal, state, or local authority were to assess additional taxes that have not been provided for in our consolidated financial statements. In addition, there can be no assurance that we will achieve our anticipated effective tax rate. Unanticipated changes in tax laws or related regulatory or judicial guidance, or an audit assessment that denies previously recognized tax benefits, could result in our recording tax expenses that materially reduce our net income.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act requires the Federal Reserve and OCC to assess our performance in meeting the credit needs of the communities we serve, including low- and moderate-income neighborhoods. If the Federal Reserve or OCC determines that we need to improve our performance or are in substantial non-compliance with Community Reinvestment Act requirements, various adverse regulatory consequences may ensue. In addition, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. In addition, the Bank is subject to other federal and state laws designed to protect consumers, including the Home Ownership Protection Act, Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, the Gramm-Leach Bliley Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and various state law counterparts. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with clients when taking deposits, making loans, collecting and servicing loans and providing other services.

The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act, fair lending laws or regulations, or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations. Additionally, state attorneys general have indicated that they intend to take a more active role in enforcing consumer protection laws, including through use of Dodd-Frank Act provisions that authorize state attorneys general to enforce certain provisions of federal consumer financial laws and obtain civil money penalties and other relief available to the CFPB. In conducting an investigation, the CFPB or state attorneys general may issue a civil investigative demand requiring a target company to prepare and submit, among other items, documents, written reports, answers to interrogatories, and deposition testimony. If we become subject to such investigation, the required response could result in substantial costs and a diversion of the attention and resources of our management, and any penalties imposed in connection with such investigations could have a material adverse effect on our business, financial condition and results of operations.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

The FDIC, the Federal Reserve and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a "concentration" in commercial real estate lending if, among other factors (i) total reported loans for construction, land development and other land represent 100% or more of total capital, or (ii) total reported loans secured by multi-family and non-farm non-residential properties, loans for construction, land development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing.

While we believe that our management has implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with the joint guidance, if the Federal Reserve or OCC were to require us to implement additional policies and procedures consistent with their interpretation of the joint guidance, or impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, our earnings could be adversely affected.

New legislation and regulations focused on data privacy could increase our compliance and operational risks, among others, leading to litigation or regulatory enforcement and reputational damage.

Data privacy and cybersecurity risks have become a subject of heightened legislative and regulatory focus in recent years. Federal bank regulatory agencies have proposed regulations to enhance cyber risk management standards, which would apply to us and our third-party service providers. These regulations focus on areas such as cyber risk governance, management of dependencies, incident response, cyber resilience, and situational awareness. State-level legislation and regulations have also been proposed or adopted, requiring notification to individuals in the event of a security breach of their personal data. Examples include the CCPA and other state-level privacy, data protection, and data security laws and regulations. We collect, maintain, and use non-public personal information of our customers, clients, employees, and others. The sharing, use, disclosure, and protection of this information are governed by federal and state laws. Compliance with these laws is essential to protect the privacy of personal information and avoid potential liability and reputational damage. Failure to comply with privacy laws and regulations may expose us to fines, litigation, or regulatory enforcement actions. It may also require changes to our systems, business practices, or privacy policies, which could adversely impact our operating results. Privacy initiatives have imposed and will continue to impose additional operational burdens on us. These initiatives may limit our ability to pursue desirable business initiatives and increase the risks associated with any future use of personal data. New privacy and data protection initiatives, such as the CCPA, may require changes to policies, procedures, and technology for information security and data segregation. Non-compliance with these initiatives may make us more vulnerable to operational failures and subject to monetary penalties, litigation, or regulatory enforcement actions.

Financial and Market Risks

Economic conditions could adversely affect the value of the loans we originate and the securities in which we invest.

Declines in real estate values and an increase in the financial stress on borrowers stemming from high unemployment or other adverse economic conditions, could negatively affect our borrowers and, in turn, the repayment of the loans in our portfolio. Deterioration in economic conditions also could subject us and our industry to increased regulatory scrutiny, and could result in an increase in loan delinquencies, an increase in problem assets and foreclosures, and a decline in the value of the collateral for our loans, which could reduce our customers' borrowing power. Deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our loan loss allowance; this, in turn, could necessitate an increase in our provisions for loan losses, which would reduce our earnings and capital. Furthermore, declines in the value of our investment securities could result in our having to record losses based on the other-than-temporary impairment of securities, which would reduce our earnings and also could reduce our capital. In addition, continued economic weakness could reduce the demand for our products and services, which would adversely impact our liquidity and the revenues we produce.

Future sales or issuances of our common stock or other securities (including warrants) or the issuance of securities pursuant to the exercise of warrants issued by us may dilute existing holders of our common stock and other securities, decrease the value of our common stock and other securities and adversely affect the market price of our common stock and other securities.

We are subject to regulatory capital requirements which, if changed, could result in more stringent capital or liquidity requirements, including increases in the levels of regulatory capital we are required to maintain. Accordingly, we may seek to raise additional capital, including by pursuing or effecting additional issuances of our securities. Our ability to raise additional capital (and the associated terms) depends on conditions in the capital markets, economic conditions, and a number of other factors, including investor perceptions regarding the financial services and banking industry, market conditions and governmental activities, and on our financial condition and performance.

On March 11, 2024, we completed an approximately $1.05 billion equity investment in the Company in connection with which we sold and issued (a) 76,630,965 shares of our common stock, at a purchase price per share of $2.00, (b) 192,062 shares of a new series of our preferred stock, par value $0.01 per share, designated as Series B Noncumulative Convertible Preferred Stock, at a price per share of $2,000, each share of which is convertible into 1,000 shares of common stock, (c) 256,307 shares of a new series of our preferred stock, par value $0.01 per share, designated as Series C Noncumulative Convertible Preferred Stock, at a price per share of $2,000, each share of which is convertible into 1,000 shares of common stock, and (d) Warrants which were not exercisable until September 10, 2024 and expire 7 years after issuance. At the time of issuance, the Warrants entitled the holders thereof to receive an aggregate of 315,000 shares of Series D non-voting, common-equivalent preferred stock ("Series D NCVE Stock") (subject to net settlement of shares) upon exercise of the Warrants. Pursuant to the terms of the Warrant, as a result of the dividend paid on shares of our common stock, the exercise price of the Warrants was reduced to $2,488 as of December 31, 2024. The 315,000 shares of Series D NVCE Stock are convertible into 105,000,000 shares of common stock at a strike price of $7.47 as of December 31, 2024 which includes adjustments for dividends.

Our Board of Directors has the authority, in many situations, to issue additional shares of authorized but unissued stock (including securities convertible or exchangeable for stock) in public or private offerings without any vote of our shareholders. If, in the future, the Company is required or otherwise determines to raise additional capital (including through the issuance of additional securities), any such capital raise or issuance may dilute the percentage of ownership interest of existing shareholders, may dilute the per share book value of our common stock and may adversely affect the market price of our common stock and other securities. No assurance can be given that, in the future, the Company will be able to (i) raise any required capital or (ii) raise capital on terms that are beneficial to shareholders.

Strategic Risks

Extensive competition for loans and deposits could adversely affect our ability to expand our business, as well as our financial condition and results of operations.

Because our profitability stems from our ability to attract deposits and originate loans, our continued ability to compete for depositors and borrowers is critical to our success. Our success as a competitor depends on a number of factors, including our ability to develop, maintain, and build long-term relationships with our customers by providing them with convenience, in the form of multiple branch locations, extended hours of service, and access through alternative delivery channels; a broad and diverse selection of products and services; interest rates and service fees that compare favorably with those of our competitors; and skilled and knowledgeable personnel to assist our customers by addressing their financial needs. External factors that may impact our ability to compete include, among others, the entry of new lenders and depository institutions in our current markets.

We may be exposed to challenges in combining the operations of our recent acquisitions into our operations, which may prevent us from achieving the expected benefits from our acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our merger and acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired business. We may lose our customers or the customers of acquired entities as a result of the acquisitions. We may also lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition or merger during the due diligence period. These factors could produce unintended and unexpected consequences for us including, but not limited to, increased compliance and legal risks, including increased litigation or regulatory actions such as fines or restrictions related to the business practices or operations of the combined business. Undiscovered factors as a result of an acquisition or merger could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities we acquire or merge with. In addition, if difficulties arise with respect to the integration process, we may incur higher integration expenses than anticipated and the economic benefits expected to result from the acquisition, including revenue growth and cost savings, might not occur or might not occur to the extent we expected. Failure to successfully integrate businesses that we acquire or merge with could have an adverse effect on our profitability, return on equity, return on assets, or our ability to implement our strategy, any of which in turn could have a material adverse effect on our business, financial condition and results of operations.

Operational Risks

Our stress testing processes rely on analytical and forecasting models that may prove to be inadequate or inaccurate, which could adversely affect the effectiveness of our strategic planning and our ability to pursue certain corporate goals.

The processes we use to estimate the effects of changing interest rates, real estate values, and economic indicators such as unemployment on our financial condition and results of operations depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Furthermore, even if our assumptions are accurate predictors of future performance, the models they are based on may prove to be inadequate or inaccurate because of other flaws in their design or implementation. If the models we use in the process of managing our interest rate and other risks prove to be inadequate or inaccurate, we could incur increased or unexpected losses which, in turn, could adversely affect our earnings and capital. Additionally, failure by the Company to maintain compliance with strict capital, liquidity, and other stress test requirements under banking regulations could subject us to regulatory sanctions, including limitations on our ability to pay dividends.

The Company, entities that we have acquired, and certain of our service providers have experienced information technology security breaches and may be vulnerable to future security breaches. These incidents have resulted in, and could result in, additional expenses, exposure to civil litigation, increased regulatory scrutiny, losses, and a loss of customers, any of which could adversely impact our financial condition, results of operations, and the market price of our stock.

Communication and information systems are essential to the conduct of our business, as we use such systems, and those maintained and provided to us by third-party service providers, to manage our customer relationships, our general ledger, our deposits, and our loans. In addition, our operations rely on the secure processing, storage, and transmission of confidential and other information in our computer systems and networks. Although we, and entities we have acquired, take and have taken protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software, and networks, as well as the security of the computer systems, software, and networks of certain of our service providers, have been, and may in the future be, vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that have had and could have an impact on information security. With the rise and permeation of online and mobile banking, the financial services industry in particular faces substantial cybersecurity risk due to the type of sensitive information provided by customers. We, and our third-party service providers, have been and may in the future be subject to cybersecurity incidents, including those that involve the unauthorized access to customer information affecting other financial institutions and industry groups. Our systems and those of our third-party service providers and customers are regularly the subject of attempted attacks that are increasingly sophisticated, and it is possible that we or they could experience a significant event in the future that could adversely affect our business or operations. In addition, breaches of security have in the past and may in the future occur through intentional or unintentional acts by those having authorized or unauthorized access to our confidential or other information, or that of our customers, clients, or counterparties. Certain previously identified cyber incidents have resulted, and future such events could result, in the breach of confidential and other information processed and stored in our computer systems and networks. These events could cause interruptions or malfunctions in our operations or the operations of our customers, clients, or counterparties. Further, we may not know that an attack occurred until well after the event. Even after discovering an attempt or breach occurred, we may not know the extent of the impact of the attack for some period of time. This could cause us significant reputational damage or result in our experiencing significant losses.

While we diligently assess applicable regulatory and legislative developments affecting our business, laws and regulations relating to cybersecurity have been frequently changing, imposing new requirements on us. In light of these conditions, we face the potential for additional regulatory scrutiny that will lead to increasing compliance and technology expenses and, in some cases, possible limitations on the achievement of our plans for growth and other strategic objectives. We may also be required to expend significant additional resources to modify our protective measures or investigate and remediate vulnerabilities or other exposures arising from operational and security risks, including expenses for third-party expert consultants or outside counsel. We are currently subject to litigation regarding cyber incidents, and we also may be subject to future litigation and financial losses that either are not insured against or not fully covered through any insurance we maintain or any third-party indemnification or insurance. We believe that the impact of any previously identified cyber incidents, including those subject to ongoing investigation and remediation, will not have a material financial impact.

In addition, we routinely transmit and receive personal, confidential, and proprietary information by e-mail and other electronic means. We have discussed, and worked with our customers, clients, and counterparties to develop secure transmission capabilities, but we do not have, and may be unable to put in place, secure capabilities with all of these constituents, and we may not be able to ensure that these third parties have appropriate controls in place to protect the confidentiality of such information. We maintain disclosure controls and procedures to ensure we will timely and sufficiently notify our investors of material cybersecurity risks and incidents, including the associated financial, legal, or reputational consequence of such an event, as well as reviewing and updating any prior disclosures relating to the risk or event. While we have established information security policies, procedures and controls, including an Incident Response Plan, to prevent or limit the impact of systems failures and interruptions, we may not be able to anticipate all possible security breaches that could affect our systems or information and there can be no assurance that such events will not occur or will be adequately prevented or mitigated by our policies, procedures and controls if they do.

The Company and the Bank rely on third parties to perform certain key business functions, which may expose us to further operational risk.

We outsource certain key aspects of our data processing to certain third-party providers. While we have selected these third-party providers carefully, we cannot control their actions. Our ability to deliver products and services to our customers, to adequately process and account for our customers' transactions, or otherwise conduct our business could be adversely impacted by any disruption in the services provided by these third parties; their failure to handle current or higher volumes of usage; or any difficulties we may encounter in communicating with them. Replacing these third-party providers also could entail significant delay and expense. Our third-party providers may be vulnerable to unauthorized access, computer viruses, phishing schemes, and other security breaches. Threats to information security also exist in the processing of customer information through various other third-party providers and their personnel. We may be required to expend significant additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation, and other possible liabilities. These types of third-party relationships are subject to increasingly demanding regulatory requirements and oversight by federal bank regulators (such as the Federal Reserve Board, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation ("FDIC")) and the CFPB. As a result, if our regulators conclude that we have not exercised adequate oversight and control over vendors and subcontractors or other ongoing third-party business relationships or that such third-parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for consumer remediation. In addition, the Company may not be adequately insured against all types of losses resulting from third-party failures, and our insurance coverage may be inadequate to cover all losses resulting from systems failures or other disruptions to our banking services.

Failure to keep pace with technological changes could have a material adverse impact on our ability to compete for loans and deposits, and therefore on our financial condition and results of operations.

Financial products and services have become increasingly technology driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on our ability to keep pace with technological advances and invest in new technology as it becomes available. Many of our competitors have greater resources than we do and may be better equipped to invest in and market new technology-driven products and services. In addition, in cases where we rely on technology that is the product of third-party intellectual property, such technology may not be available to us on commercially reasonably terms or at all. Moreover, if another person or entity were deemed to own intellectual property rights that were infringed upon by our activities, we could be responsible for significant damages and forced to incur significant expenses if we sought to continue to engage in these types of activities and may also be prevented from using technology important to our business for at least some period of time.

The inability to attract and retain key personnel could adversely impact our operations.

To a large degree, our success depends on our ability to attract and retain key personnel whose expertise, knowledge of our markets, and years of industry experience make them difficult to replace. Competition for skilled leaders in our industry can be intense, and we may not be able to hire or retain the people we would like to have working for us. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business, given the specialized knowledge of such personnel and the difficulty of finding qualified replacements on a timely basis. Furthermore, our ability to attract and retain personnel with the skills and knowledge to support our business may require that we offer additional compensation and benefits that would reduce our earnings.

We recently appointed new members to the Board of Directors and the executive management team and are embarking upon a new strategic plan, which creates uncertainties and could harm our business.

The Company experienced significant changes in its Board of Directors and executive leadership during 2024. On or shortly after March 11, 2024, Thomas R. Cangemi, James J. Carpenter, Leslie D. Dunn, Lawrence Rosano Jr, Ronald A. Rosenfeld, Lawrence J. Savarese, David Treadwell and Robert Wann resigned as directors of the Board. Additionally, Toan C. Huynh and Hanif (Wally) Dahya resigned as directors of the Board in February 2024 and Peter H. Schoels resigned as a director of the Board in October 2024. Three directors who were serving on the Board as of December 31, 2023, continue to serve on the Board: Alessandro P. DiNello, Marshall J. Lux, and Jennifer R. Whip. Additionally, on or shortly after March 11, 2024, five new directors were appointed to the Board: Former Treasury Secretary Steven T. Mnuchin, Joseph M. Otting, Milton Berlinski, Allen C. Puwalski and Alan Frank. On December 11, 2024, Brian Callanan was also appointed as a new director of the Company.

In addition to the changes in the Board of Directors, there have also been a number of new appointments to the executive management team during the year including, but not limited to, the appointment of Lee M. Smith as Senior Executive Vice President and Chief Financial Officer of the Company effective as of December 27, 2024.

Prior to year-end, the Board of Directors approved the Company's 2025-2027 Strategic Plan. The Plan outlines three enterprise strategic goals: (1) Transform Flagstar Bank into a top-tier performing, relationship-driven regional bank; (2) Create a customer-centric culture that prioritizes valuable relationships and (3) Establish an effective risk management mindset that supports safe and sound operations. This Plan positions us to continue our transformation into a leading, diversified regional bank with intent and focus, ensuring long-term success while remaining aligned with our vision and mission.

Changes to strategic or operating goals, which can often times occur with the appointment of new Board members and new executives, can create uncertainty, may negatively impact the Company's ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership transition periods are often difficult as the new executives gain detailed knowledge of the Company's operations. Management turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. If the Company does not integrate new executives and Board members successfully, the Company may be unable to manage and grow its business, and its financial condition and profitability may suffer as a result.

In addition, the Company's future success will depend on the ability of the Board and the executive management team to effectively develop, implement, and execute its strategic plan. There are risks and uncertainties associated with the creation, implementation and execution of a new strategic plan, including the investment of time and resources, the possibility that such strategic plan will ultimately be unprofitable or unsuccessful, and the risk of additional liabilities associated with such strategic plan. The Company's successful execution of any strategic plan will require market conditions that will allow the Company to achieve its strategic goals. To the extent the Company is unable to successfully develop, implement, and execute its strategic plan, or if it experiences delays in the development, planning and implementation process, the Company's business, financial condition, and results of operations may be adversely affected.

Many aspects of our operations are dependent upon the soundness of other financial intermediaries and thus could expose us to systemic risk.

The soundness of many financial institutions may be closely interrelated as a result of relationships between them involving credit, trading, execution of transactions, and the like. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses, or defaults by other institutions. As such "systemic risk" may adversely affect the financial intermediaries with which we interact on a daily basis (such as clearing agencies, clearing houses, banks, and securities firms and exchanges), we could be adversely impacted as well.

Completing the diversification of the Company's loan portfolio may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the plan may not be realized.

The Company is pursuing a plan to diversify its loan portfolio, which contemplates reducing its commercial real estate concentration, and allowing other non-strategic assets to be run off or sold. Implementing and completing this plan is expected to take a considerable amount of time and attention of management and staff as they work to identify, negotiate and execute upon opportunities to reposition the loan portfolio, divest certain assets and effect potential transactions.

It is possible that the process of diversifying the Company's loan portfolio could result in substantial disruption of the Company's business and operations, as the Company may face the unexpected loss of key employees that it relies on to assist with the transition or to work on the Company's continuing operations, disruption of its ongoing businesses, higher than anticipated costs, adverse impacts to its relationships with its customers and employees, or a failure to achieve the anticipated benefits and/or cost savings. If difficulties with diversifying the Company's loan portfolio are encountered, the anticipated benefits may not be realized fully or at all or may take longer to realize than expected. The process of diversifying the Company's loan portfolio will also divert management attention and resources and could have an adverse effect on the Company's ability to operate efficiently as well as its results of operations and financial condition during the transition period and beyond.

The process of effecting the runoff or sale of non-strategic or other assets of the Company could also result in substantial disruption of the Company's business and operations for similar reasons as stated above. Further, for any sales or divestitures of assets, the Company's ability to effect such divestiture or sale will depend upon various factors, such as the Company's ability to identify interested counterparties, counterparties' willingness to negotiate and enter into transactions with the Company, the potential of required regulatory approvals associated with such divestitures, and the prices and other terms upon which any counterparty would be willing to transact with the Company. No assurances can be made that the Company will be able to enter into or complete any sale or divestiture of any assets or that the failure to do so may have a negative impact on the Company's business, operations, liquidity and financial condition.

We may be required to pay interest on certain mortgage escrow accounts in accordance with certain state laws despite the Federal preemption under the National Bank Act.

In 2018, the Ninth Circuit Federal Court of Appeals held that California state law requiring mortgage servicers to pay interest on certain mortgage escrow accounts was not, as a matter of law, preempted by the National Bank Act (*Lusnak v. Bank of America*). This ruling goes against the position that regulators, national banks, and other federally chartered financial institutions have taken regarding the preemption of state-law mortgage escrow interest requirements. The opinion issued by the Ninth Circuit Federal Court of Appeals is legal precedent only in certain parts of the western United States. We are defending similar litigation in California and are currently appealing a federal district court judgment against us in that case to the Ninth Circuit. We are arguing that the *Lusnak* case was wrongly decided; we believe our situation can be distinguished from *Lusnak* as a matter of law and California's interest on escrow law should be preempted as a matter of fact. If the Ninth Circuit's holding is more broadly adopted by other Federal Circuits, including those covering states that currently have enacted, or in the future may enact, statutes requiring the payment of interest on escrow balances or if we would be required to retroactively credit interest on escrow funds, the Company's earnings could be adversely affected.

We could be exposed to fraud risks that affect our operations and reputation.

We face significant risks related to fraud, which could result in financial loss, expensive litigation, and damage to our reputation. Our organization is exposed to various types of fraud, including fraud or theft by colleagues or outsiders and unauthorized transactions. We rely heavily on information provided by clients and third parties, and misrepresentations in this information can lead to funding loans that do not meet our expectations or on unfavorable terms. We bear the risk of loss associated with misrepresentations, and it can be challenging to recover any monetary losses suffered. We have implemented various controls and security measures, but the failure of any of these controls could result in a failure to detect or mitigate fraud risks in a timely manner. We are committed to ongoing investments and attention to combat fraud and enhance our security measures to protect against these risks.

We could be adversely affected by natural disasters, terrorist activities, international hostilities, domestic civil unrest or other extraordinary events beyond our control.

Extraordinary events that are beyond our control, including, but not limited to, natural and other disasters, pandemics and health emergencies, geopolitical instabilities, terrorist activities, international hostilities, cannot be predicted and may impact our financial condition and results of operations. Our ability to conduct business may be adversely affected by such events due to the potential for disruptions to us or to third parties with whom we interact or upon whom we rely, including disruptions to our financial, accounting, data processing, backup or other operating or security systems and infrastructure. Our ability to mitigate the adverse consequences of such occurrences depends, in part, on our ability to anticipate the nature of any such event that might occur and on the preparedness of national or regional emergency responders or on the part of other organizations and businesses that we interact with, many of which we depend on but have limited or no control over.

Reputational Risk

Damage to our reputation could significantly harm the businesses we engage in, as well as our competitive position and prospects for growth.

Our ability to attract and retain investors, customers, clients, and employees could be adversely affected by damage to our reputation resulting from various sources, including employee misconduct, litigation, or regulatory outcomes; failure to deliver minimum standards of service and quality; compliance failures; unintentional disproportionate assessment of fees to customers of protected classes; unethical behavior; unintended disclosure of confidential information; and the activities of our clients, customers, and/or counterparties. Actions by the financial services industry in general, or by certain entities or individuals within it, also could have a significantly adverse impact on our reputation. Our actual or perceived failure to identify and address various issues also could give rise to reputational risk that could significantly harm us and our business prospects, including failure to properly address operational risks. These issues include legal and regulatory requirements; consumer protection, fair lending, and privacy issues; properly maintaining customer and associated personal information; record keeping; protecting against money laundering; sales and trading practices; and ethical issues.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social, and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social, and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Investors, consumers, and businesses also may change their behavior on their own as a result of these concerns. The Company and its customers will need to respond to new laws and regulations as well as investor, consumer and business preferences resulting from climate change concerns. The Company and its customers may face cost increases, asset value reductions, and operating process changes, among other impacts. The impact on the Company's customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. In addition, the Company would face reductions in credit worthiness on the part of some customers or in the value of assets securing loans. Investors could determine not to invest in the Company's securities due to various climate change related considerations. The Company's efforts to take these risks into account in making lending and other decisions may not be effective in protecting the Company from the negative impact of new laws and regulations or changes in investor, consumer or business behavior.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

The importance of protecting against unauthorized access to or use of customer data that has been entrusted to us as part of the various services provided to our customers; as well as operational disruptions caused by cybersecurity events, is of paramount importance to us. The Bank relies upon a formalized Information/Cybersecurity Program ("ICP") to ensure we are protecting the confidentiality, integrity and availability of confidential information. The ICP is approved by the Board of Directors or a Committee thereof annually, and is designed to identify reasonably foreseeable internal and external threats, assess the likelihood and potential damage these threats could cause, and assess the appropriateness of policies, standards and procedures used to identify and mitigate risk levels to within the documented risk appetite. The ICP has been designed to align with industry best practices, as well as Regulatory guidelines and laws; and leverages both the Secure Control and the National Institute of Standards and Technology Cybersecurity frameworks as its baselines.

The ICP incorporates formal policies and procedures to ensure established controls are subjected to testing and independent effective challenge, to provide for appropriate due diligence and ongoing oversight of third parties who have access to our confidential information and/or systems, and to provide information and cybersecurity training to our employee population to ensure awareness of risks facing the institution and latest techniques used by malicious actors. A key component of the training program is the performance of phishing and social engineering campaign, the result of which are used to gauge the training program's effectiveness, as well as to identify employees that pose a potential higher level of phishing/social engineering susceptibility risk, with all such employees provided additional targeted training. The ICP also includes subject matter expert review of third-party servicing agreements to ensure provisions adequately protect the bank in the event of a cybersecurity event whenever the relationship involves sensitive customer information. Internal auditors and third-party security experts are relied upon to review and ensure that established controls are appropriately designed, effectively implemented, and operating as intended; with such reviews undertaken as part of the Bank's internal audit and third-party penetration testing programs.

The information/cybersecurity risk management program relies upon a layered security model to protect against both internal and external threats; and is a component of the Bank's Risk Governance Framework, which is reviewed and approved by the Board of Directors or Committee thereof at least annually. The Risk Governance Framework sets forth enterprise-wide operational practices to ensure consistency in the Company's approach to risk identification, assessment and testing, issues management, and mitigation with all aspects of risk management documented within a centrally maintained Governance, Risk and Controls ("GRC") risk management platform. A key aspect of the Risk Governance Framework is the risk and control self-assessment ("RCSA") process, which is used to evaluate the mitigation effectiveness of implemented controls through an independent effective challenge program. Gaps or control weaknesses identified as part of the RCSA process require creation of issues and remediation strategies, both of which are formally documented within the GRC risk management platform, where remediation efforts are managed and monitored from initial creation through ultimate completion of the respective work effort. Independent effective challenge has been embedded throughout this process and ensures that remediation efforts will and have satisfactorily addressed the identified issue.

A formal incident response plan is maintained by the Information Security Department and approved by the Board of Directors or designated Committee thereof at least annually. The response plan sets forth the Bank's information/cybersecurity incident response framework, which has been designed to ensure a consistent, repeatable response to any actual or threatened cybersecurity incident. The framework sets forth the team structure utilized for the coordination, monitoring, oversight, and internal and external reporting in connection with any identified incident; and delineates responsibilities for all team members involved in response activities, as well as guidance for all employees in connection with defining, discovering, reporting, investigating, containing, and recovering from an incident. During the reporting period, we did not experience any cybersecurity risks or incidents that have materially or are reasonably likely to materially affect the Bank; including its business strategy, result of operations, or financial condition.

We believe that the impact of any previously identified cyber incidents, including those subject to ongoing investigation and remediation, will not have a material impact on the Company, including business strategy, results of operations or financial condition.

Governance

The Board of Directors, through its Risk Assessment ("RAC") and Technology ("TEC") Committees, (together the "Committees") provides direction and oversight of both the Risk Governance Framework and information/cybersecurity risk management programs. The Committees meet quarterly to review and discuss overall state, current developments, management and performance metrics, risk identification and mitigation status, and new initiatives associated with both the Risk Governance

Framework and information/cybersecurity risk management programs. The Committees rely upon various management level committees (e.g. Enterprise Risk Management, Operational Risk Management, and Technology Management) for oversight and direct management of the overarching Risk Governance Framework, which includes the information/cybersecurity risk management program and direct reporting by the Chief Information Security Officer ("CISO").

The CISO is responsible for administration, management, and oversight of the Information/Cybersecurity Program; and is supported by a team of individuals that possess various levels of educational and technical hands-on expertise to carry out daily responsibilities and to ensure the Program's success and continued maturation. The CISO reports directly to the Chief Information Officer and has over 15 years of direct experience in designing, implementing, and maturing information and cybersecurity strategies within the financial sector. Prior to joining the Bank, the CISO served as a technology examiner for one of the three Federal banking regulatory agencies, with over ten years of experience performing technology examinations of financial institutions and financial institutions service providers primarily within the New York metropolitan area.

Item 2.   Properties

We own certain of our branch offices, as well as our headquarters on Long Island and certain other back-office buildings in New York, Ohio, Florida and Michigan. We also utilize other branch and back-office locations in those states, and in New Jersey, Arizona, California, Indiana, and Wisconsin under various lease and license agreements that expire at various times. (See Note 8 - Leases, Premises and Equipment in Item 8, "Financial Statements and Supplementary Data.") We believe that our facilities are adequate to meet our present and immediately foreseeable needs.

Item 3.   Legal Proceedings

The Company is involved in various legal actions arising in the ordinary course of its business. Except as set forth below, all such actions in the aggregate involve amounts that are believed by management to be immaterial to the financial condition and results of operations of the Company.

The Company and certain former executive officers of the Company and certain current and former directors of the Company have been named as defendants in a consolidated purported shareholder class action captioned *Lemm, Jr. v. New York Community Bancorp, Inc., et al.*, Case No. 1:24-cv-00903, filed on February 6, 2024 in the United States District Court for the Eastern District of New York. This action, which seeks unspecified compensatory damages to be proven at trial, alleges violations of the federal securities laws, including Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and SEC Rule 10b-5, with respect to disclosures concerning the Company's business, operations and prospects, particularly regarding the impact of the Flagstar and Signature transactions and the Bank's commercial real estate loan portfolio and related matters, that were made in the Company's public SEC filings and press releases during the period beginning on July 27, 2022 and ending on February 29, 2024. On December 19, 2024, another purported shareholder of the Company filed an additional purported shareholder class action, captioned *Garfield v. Flagstar Financial, Inc. et al.*, Case No. 1:24-cv-08655, in the United States District Court for the Eastern District of New York against the Company and certain current and former directors and executive officers of the Company. This additional purported class action alleges substantially the same claims as those set forth in the *Lemm* complaint and the plaintiff has filed a motion to consolidate this matter with the *Lemm* matter. The Company is vigorously defending the allegations set forth in the purported class action complaints and also intends to vigorously defend any related actions.

The Company and certain former executive officers of the Company and certain current and former directors of the Company have also been named as defendants in a consolidated shareholder class action captioned *In re New York Community Bancorp* filed in the Commercial Division of the Supreme Court of New York State. This matter relates to two separate actions brought by two different purported shareholders of the Company, which were consolidated into a single matter on October 8, 2024. The action [seeks unspecified compensatory damages to be proven at trial] and alleges substantially the same claims as those set forth in the *Lemm* complaint. The court has stayed this matter pending the resolution of the *Lemm* matter. The Company is vigorously defending this action and also intends to vigorously defend any related actions.

The Company's former President and Chief Executive Officer and former Senior Executive Vice President and Chief Financial Officer, as well as all of the Company's directors as of January 31, 2024, have also been named as defendants in the following purported shareholder derivative actions: *Hauser v. Cangemi, et al.,* Case No. 1:24-cv-01207, filed on February 15, 2024 in the United States District Court for the Eastern District of New York; *Pierce v. Cangemi, et al.,* Case No. 1:24-cv-01408, filed on February 26, 2024 in the United States District Court for the Eastern District of New York; *Karp v. Cangemi et al.*, Case No. 1:24-cv-01421, filed on February 26, 2024 in the United States District Court for the Eastern District of New York; *Wang v. Cangemi et al.* Case No. 1:24-cv-01422, filed on February 26, 2024 in the United States District Court for the Eastern District of New York; and *Podems v. Cangemi, et al.*, Case No. 608697/2024, filed on May 17, 2024 in the Supreme Court of the New York State (Nassau County). These actions, which also name the Company as a nominal defendant and seeks unspecified compensatory damages and certain corporate governance and internal procedures reforms, alleges claims of breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, aiding and abetting with respect to the director defendants, and violations of Sections 10(b) and 21D of the Exchange Act with respect to the officer defendants. The allegations in the complaint relate to disclosures concerning the Company's business, operations and prospects, particularly regarding the impact of the Flagstar and Signature transactions and the Bank's commercial real estate loan portfolio and related matters, that were made in the Company's public SEC filings and press releases during the period beginning on March 1, 2023 and ending on January 31, 2024, as well as the defendants' management of the Company during such period. The Company has filed a motion to consolidate the *Hauser* matter with the three other federal derivative actions and has filed a notice to remove the state derivative action to federal court. The Company and the named defendants are vigorously defending these actions and also intend to vigorously defend any related actions.

The Company's President and Chief Executive Officer, as well as all of the Company's current directors, have also been named in a purported shareholder derivative action captioned *Siegel v. Otting, et al.*, Case No. 2:24-cv-07352, filed on October 21, 2024 in the United States District Court for the Eastern District of New York. This action alleges breach of fiduciary duty and related claims and alleges that certain Company employment agreements and similar arrangements, and certain internal Company policies, violate the Dodd-Frank Act by failing to adequately inform employees of their right to report SEC rule violations and to receive eligible whistleblower protection and awards under the Dodd-Frank Act. The Company and the named defendants are vigorously defending this action and also intend to vigorously defend any related actions.

The outcome of the pending litigation described above is uncertain. There can be no assurance (i) that we will not incur material losses due to damages, penalties, costs and/or expenses as a result of such litigation, (ii) that the reserves we have established will be sufficient to cover such losses, or (iii) that such losses will not materially exceed such reserves and have a material impact on our financial condition or results of operations. The Company may incur significant legal expenses in defending the litigation described above during the pendency of these matters, and in connection with any other potential cases, including expenses for the potential reimbursement of legal fees of officers and directors under indemnification obligations.

Item 4.   Mine Safety Disclosures

None.

Item 5.   Market For the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The common stock of Flagstar Financial, Inc. trades on the New York Stock Exchange (the "NYSE") under the symbol "FLG."

At December 31, 2024, the number of outstanding shares was 414,934,628 and the number of registered owners was approximately 9,074. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

Stock Performance Graph

The following graph compares the cumulative total return on the Company's stock in the five years ended December 31, 2024 with the cumulative total returns on a broad market index (the S&P Mid-Cap 400 Index) and a peer group index (the S&P U.S. BMI Banks Index) during the same time. The S&P Mid-Cap 400 Index was chosen as the broad market index in connection with the Company's trading activity on the NYSE; the S&P U.S. BMI Banks Index currently is comprised of 251 bank and thrift institutions, including the Company. S&P Global Market Intelligence provided us with the data for both indices.

The performance graph is being furnished solely to accompany this report pursuant to Item 201(e) of Regulation S-K, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

The cumulative total returns are based on the assumption that $100.00 was invested in each of the three investments on December 31, 2019, and that all dividends paid since that date were reinvested. Such returns are based on historical results and are not intended to suggest future performance.



CUMULATIVE TOTAL STOCKHOLDER RETURN
COMPARED WITH PERFORMANCE OF SELECTED INDICES
DECEMBER 31, 2019, THROUGH DECEMBER 31, 2024

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Flagstar Financial, Inc. $	100.00 $	94.13 $	115.43 $	87.06 $	110.35 $	34.08
S&P Mid-Cap 400 Index $	100.00 $	113.66 $	141.80 $	123.28 $	143.54 $	163.54
S&P U.S. BMI Banks Index $	100.00 $	87.24 $	118.61 $	98.38 $	107.32 $	143.68

Share Repurchases

Shares Repurchased Pursuant to the Company's Stock-Based Incentive Plans

Participants in the Company's stock-based incentive plans may have shares of common stock withheld to fulfill the income tax obligations that arise in connection with the vesting of their stock awards. Shares that are withheld for this purpose are repurchased pursuant to the terms of the applicable stock-based incentive plan, rather than pursuant to the share repurchase program authorized by the Board of Directors, described below.

Shares Repurchased Pursuant to the Board of Directors' Share Repurchase Authorization

On October 23, 2018, the Board of Directors authorized the repurchase of up to approximately $300 million of the Company's common stock. Under said authorization, shares may be repurchased on the open market or in privately negotiated transactions. As of December 31, 2024, net of related issuance costs, the Company has approximately $9 million remaining under this repurchase authorization.

Shares that are repurchased pursuant to the Board of Directors' authorization, and those that are repurchased pursuant to the Company's stock-based incentive plans, are held in our Treasury account and may be used for various corporate purposes, including, but not limited to, merger transactions and the vesting of restricted stock awards.

The following table provides information relating to the Company's repurchase of common stock for the year December 31, 2024:

(dollars in millions, except share data)

Period	Total Shares of Common Stock Repurchased	Average Price Paid per Common Share	Total Allocation	Total Shares of Common Stock Purchased as Part of Publicly Announced Plans or Programs
First Quarter 2024	300,713	$ 29.16	$ 9	—
Second Quarter 2024	55,619	9.85	1	—
Third Quarter 2024	99,470	10.13	1	—
Fourth Quarter 2024				
October 1 - 31, 2024	11,111	11.73	—	—
November 1 - 30, 2024	3,579	10.78	—	—
December 1 - 31, 2024	16,966	11.96	—	—
Total Fourth Quarter 2024	31,656	$ 11.75	—	—
2024 Total	487,458	$ 21.94	$ 11	—

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Net Income

During the year ended 2024, we reported a net loss of $1.1 billion compared to a net loss of $79 million for the year ended 2023. The net loss attributable to common stockholders, which includes the impact from preferred dividends, for the year ended 2024 was $1.2 billion or $3.49 per diluted share compared to the net loss attributable to common stockholders of $112 million for the year ended 2023 or $0.49 per diluted share. The 2024 results include a $37 million increase in our provision for credit losses identified subsequent to the issuance of our press release on January 30, 2025, as a result of the completion of our control procedures. The adjustment was related to the quantitative calculation of the allowance for credit losses and a corresponding impact on the reserve for unfunded commitments related to the Company's commercial and industrial portfolio.

Several notable items included in the results for the year ended 2024 include a $121 million reduction in the bargain purchase gain arising from the Signature Transaction, $103 million of merger-related and restructuring expenses related to the sale of our mortgage warehouse business, the sale of our mortgage servicing and third-party origination business, as well as severance costs and long-term asset impairment charges related to various Company-owned or leased properties. These notable items aggregated to an after-tax loss of $245 million, or $0.74 per diluted share for the year ended 2024. Included in the results for the year ended 2023 are a bargain purchase gain of $2.1 billion arising from the Signature Transaction and $245 million of merger-related expenses, which aggregate to an after-tax gain of $576 million, or $2.41 per diluted share.

Net Interest Income

Net interest income is our primary source of income. The amount of our net interest income is a function of the amount of interest-earning assets we hold, the manner in which we fund these assets, including interest-bearing liabilities, and the spread between the interest rates we earn on assets and the interest rates we pay on liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by various external factors, including the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee, and market interest rates.

Our interest-bearing liabilities are comprised of customer deposits and funds we borrow. The average term of our fixed rate deposits is less than twelve months, therefore the cost of our deposits and most of our borrowed funds is largely based on short-term rates of interest, the level of which is partially impacted by the actions of the Federal Open Market Committee. The yields on our held for-investment loans and investment securities are generally more sensitive to intermediate-term market interest rates. However, a sizable portion of our held for investment loans have fixed rates and generally reset to intermediate-term market rates when they reach repricing dates.

The following table sets forth certain information regarding our net interest income and average balance sheet for the periods indicated: Average yields are calculated by dividing the interest income produced by the average balance of interest-earning assets. Average costs are calculated by dividing the interest expense produced by the average balance of interest-bearing liabilities. The average balances for the periods are derived from average balances that are calculated daily.

	Year Ended December 31,								
	2024			**2023**			**2022**		
(dollars in millions)	*Average Balance*	*Interest*	*Average Yield/Cost*	*Average Balance*	*Interest*	*Average Yield/Cost*	*Average Balance*	*Interest*	*Average Yield/Cost*
ASSETS:									
Interest-earning assets:									
Mortgage and other loans and leases, net [1]	$ 78,883	$ 4,369	5.54 %	$ 81,855	$ 4,509	5.51 %	$ 49,376	$ 1,848	3.74 %
Securities [2] [3]	12,222	559	4.57 %	10,611	444	4.18 %	7,448	200	2.69 %
Reverse repurchase agreements	—	—	— %	388	22	5.77 %	460	15	3.24 %
Interest-earning cash and cash equivalents	19,478	1,024	5.26 %	10,025	516	5.14 %	1,988	29	1.47 %
Total interest-earning assets	$ 110,583	$ 5,952	5.38 %	$ 102,879	$ 5,491	5.34 %	$ 59,272	$ 2,092	3.53 %
Non-interest-earning assets	5,151			7,616			5,130		
Total assets	$ 115,734			$ 110,495			$ 64,402		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Interest-bearing checking and money market accounts	$ 23,654	$ 869	3.67 %	$ 29,286	$ 943	3.22 %	$ 17,910	$ 226	1.26 %
Savings accounts	10,975	345	3.14 %	9,941	169	1.70 %	9,336	60	0.64 %
Certificates of deposit	27,477	1,362	4.96 %	17,097	646	3.78 %	8,772	97	1.11 %
Total interest-bearing deposits	$ 62,106	$ 2,576	4.15 %	$ 56,324	$ 1,758	3.12 %	$ 36,018	$ 383	1.06 %
Short term borrowed funds	5,703	221	3.89 %	7,263	305	4.20 %	2,408	56	2.32 %
Other borrowed funds	18,465	1,003	5.43 %	10,671	351	3.29 %	12,982	257	1.99 %
Total borrowed funds	$ 24,168	$ 1,224	5.07 %	$ 17,934	$ 656	3.66 %	$ 15,390	$ 313	2.04 %
Total interest-bearing liabilities	$ 86,274	$ 3,800	4.40 %	$ 74,258	$ 2,414	3.25 %	$ 51,408	$ 696	1.35 %
Non-interest-bearing deposits	18,140			21,583			5,124		
Other liabilities	2,595			4,073			787		
Total liabilities	$ 107,009			$ 99,914			$ 57,319		
Stockholders' and mezzanine equity	8,725			10,581			7,083		
Total liabilities and stockholders' equity	$ 115,734			$ 110,495			$ 64,402		
Net interest income/interest rate spread		$ 2,152	0.98 %		$ 3,077	2.09 %		$ 1,396	2.17 %
Net interest margin			1.95 %			2.99 %			2.35 %
Ratio of interest-earning assets to interest-bearing liabilities			1.28 x			1.39 x			1.15 x

(1) Amounts are net of net deferred loan origination costs/(fees) and includes loans held for sale and non-accrual loans.
(2) Amounts are at amortized cost.
(3) Includes FHLB stock and FRB stock.

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) the changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) the changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change.

	Year Ended December 31,					
	2024 compared to Year Ended 2023 Increase/(Decrease) Due to:			2023 compared to Year Ended 2022 Increase/(Decrease) Due to:		
(in millions)	Volume	Rate	Net	Volume	Rate	Net
INTEREST-EARNING ASSETS:						
Mortgage and other loans and leases, net	$ (170)	$ 30	$ (140)	$ 1,503	$ 1,158	$ 2,661
Securities	73	42	115	109	135	244
Reverse repurchase agreements	(22)	—	(22)	(3)	10	7
Interest Earning cash and cash equivalents	508	—	508	266	221	487
Total interest-earnings assets	$ 389	$ 72	$ 461	$ 1,875	$ 1,524	$ 3,399
INTEREST-BEARING LIABILITIES:						
Interest-bearing checking and money market accounts	$ (290)	$ 216	$ (74)	$ 255	$ 462	$ 717
Savings accounts	37	139	176	7	102	109
Certificates of deposit	677	39	716	203	346	549
Short term borrowed funds	(94)	10	(84)	158	91	249
Other borrowed funds	508	144	652	(61)	155	94
Total interest-bearing liabilities	838	548	1,386	562	1,156	1,718
Change in net interest income	$ (449)	$ (476)	$ (925)	$ 1,313	$ 368	$ 1,681

Comparison to Prior Year

For the year ended 2024, net interest margin was 1.95 percent, down 104 basis points compared to the year ended 2023. The year-over-year decrease was largely the result of a higher cost of funds, as the Company made use of borrowed funds during the early part of the year to offset deposit attrition and bolster liquidity, as well as the launch of a promotional rate deposit campaign during the second quarter, coupled with an increase in average interest-bearing liabilities.

Other factors affecting net interest income for the year ended 2024 compared to year ended 2023:

- $2.3 billion increase in period end non-accrual loans and the associated reversal of previously accrued interest income on those loans.

- $11.1 billion increase in average cash and investment securities driven by our actions to increase on-balance sheet liquidity as well as the sale of several non-core businesses, including our mortgage warehouse business and our mortgage servicing and third-party origination business.

- Increase in average loan yield primarily due to the impact of multi-family loans repricing to higher rates upon reaching the end of their initial fixed rate periods.

- 39 basis point increase in the average yield on investment securities driven by lower rate securities maturing and being replaced with higher rate securities, consistent with the increase in market interest rates.

Provision for Credit Losses

Comparison to Prior Year

For the year ended 2024, the provision for credit losses totaled $1.1 billion compared to $833 million for the year ended 2023. The provision reflects substantial increases in the allowance for credit losses on loans and leases and charge-offs during the current period, principally related to risk rating downgrades on commercial real estate and multi-family loans with upcoming maturities or repricing for which the estimated property net operating income would not be sufficient to fully cover pro-forma debt service when applying current market rates and terms, as well as underlying collateral value declines, principally in the office portfolio.

Net charge-offs totaled $892 million for the year ended 2024, compared with a net recovery of $208 million for the year ended 2023. This is primarily driven by an increase in classified loans in the commercial real estate and multi-family portfolios and underlying collateral value declines resulting from credit trends which first emerged in late 2023 resulting from higher interest rates and the impact of inflation on borrowers' expenses.

Non-Interest Income

The following table summarizes our non-interest income for the respective periods:

(in millions)	Year Ended December 31,		
	2024	2023	2022
Fee income	$ 150	$ 172	$ 27
Net gain on mortgage/servicing sale	89	—	—
Net return on mortgage servicing rights	73	103	6
Net gain on loan sales and securitizations	48	89	5
Bank-owned life insurance	42	43	32
Net loan administration income	2	82	3
Bargain purchase gain	(121)	2,131	159
Other	117	67	15
Total non-interest income	$ 400	$ 2,687	$ 247

Comparison to Prior Year

For the year ended 2024, non-interest income totaled $400 million compared to $2.7 billion for the year ended 2023. Excluding the impact due to the bargain purchase gain related to the Signature Transaction, noninterest income decreased $35 million. As a result of the sale of our mortgage servicing, subservicing, and third-party origination activities during 2024, substantially all income associated with mortgage servicing rights of $73 million, and loan administration income ceased upon completion of these non-core sales on October 31, 2024. In connection with the sale of the mortgage and servicing business, we recorded a net gain on sale of $89 million, for the year ended 2024.

Net loan administration income totaled $2 million for the year ended 2024, compared to $82 million for the year ended 2023 due to the expiration of our loan subservicing agreement with the FDIC related to the Signature Transaction and the sale of the mortgage servicing business.

Net gain on loan sales and securitizations declined $41 million driven by $23 million of selling costs related to the mortgage warehouse lending portfolio in 2024 and the sale of the mortgage business on October 31, 2024.

Other noninterest income increased $50 million driven by higher commercial loan and investment product fee income, which was partially offset by a $22 million reduction in fee income driven by lower retail deposit transaction fees.

The bargain purchase gain reduction recorded in the first quarter 2024 represented the final measurement period adjustment related to the fair value of assets acquired and liabilities assumed in the Signature Transaction.

Non-Interest Expense

The following table summarizes our non-interest expense for the respective periods:

(in millions)	Year Ended December 31,					
	2024		2023		2022	
Operating expenses:						
Compensation and benefits	$	1,263	$	1,149	$	354
FDIC insurance		313		126		—
Occupancy and equipment		211		200		92
General and administrative		809		624		158
Total operating expense	$	2,596	$	2,099	$	604
Intangible asset amortization		136		126		5
Merger-related and restructuring expenses		106		330		75
Goodwill impairment		—		2,426		—
Total non-interest expense	$	2,838	$	4,981	$	684

Comparison to Prior Year

Total non-interest expenses for the year ended 2024 were $2.8 billion, down $2.1 billion or 43 percent compared to the year ended 2023. Included in the full-year 2024 total of non-interest expenses were certain notable items related to actions the Company took during the year ended 2024, including severance costs of $31 million related to our cost optimization strategy. In addition, we recorded asset impairment charges of $77 million related to plans to close certain operating centers and retail locations which are expected to reduce non-interest expense in the future. Notable items for the year ended 2023 include goodwill impairment of $2.4 billion and a $49 million FDIC special assessment.

Excluding the impact of these items and excluding intangible asset amortization and merger and restructuring expenses, full-year 2024 operating expenses were $2.5 billion, compared to $2.1 billion for full-year 2023, up $368 million or 18 percent. The majority of the increase was the result of a $187 million or 148 percent increase in our FDIC insurance costs due to an increase in the amount of criticized and classified loans and other factors affecting the assessment rate; a $185 million or 30 percent increase in general and administrative expenses; along with a $114 million or 10 percent increase in compensation and benefits expense. Higher expenses for the full year 2024 were driven by the full year impact from the Signature Transaction, which closed in late March of 2023, including an increase in the number of employees, higher occupancy costs related to an increase in the number of Company locations, and the higher regulatory costs described previously.

Income Tax Expense

For the year ended 2024, the Company reported an income tax benefit of $260 million compared to an income tax expense of $29 million for the year ended 2023. The effective tax rate for the year ended 2024 was 18.90 percent compared to (59.59) percent in the year ended 2023. The tax rate in the current year is impacted by increases in non-deductible expenses, most notably the FDIC expense. Additionally. the prior year tax rate is not meaningful due to the net tax expense related to the Signature Transaction being netted in the bargain purchase gain.

RESULTS OF OPERATIONS: 2023 AS COMPARED TO 2022

The results of operations comparison of 2023 compared to 2022 can be found in the Company's previously filed Annual Report on Form 10-K/A for the year-ended December 31, 2023, under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

FINANCIAL CONDITION

Balance Sheet Summary

Total assets decreased $13.9 billion to $100.2 billion as of December 31, 2024, compared to $114.1 billion at December 31, 2023. The Company improved its on-balance sheet liquidity in cash and cash equivalents by $4.0 billion, which was offset by strategic reductions in balances of loans held for investment, as discussed further below.

Total loans and leases held for investment were $68.3 billion at December 31, 2024, compared to $84.6 billion at December 31, 2023. The decrease was primarily driven by the sale of the warehouse lending portfolio in the third quarter, along with reductions in commercial and industrial loans where we made strategic decisions to decrease the size of some of our lending positions and exit certain non-relationship-based customers. In addition, our commercial real estate and multi-family portfolios continue to decline as borrowers pay off their loans and we work to strategically reduce the concentration of these portfolios.

The securities portfolio totaled $10.4 billion at December 31, 2024, compared to $9.2 billion at December 31, 2023. Our securities portfolio is classified as available-for-sale with low credit risk U.S. government agency bonds comprising over 90 percent of the total portfolio at December 31, 2024, and December 31, 2023, respectively. These instruments are recorded at fair value and interest rate driven unrealized gains and losses are recorded in other comprehensive income.

Total deposits decreased $5.7 billion, or 7 percent to $75.9 billion at December 31, 2024, compared to $81.6 billion at December 31, 2023. In February and March 2024, we experienced $9.7 billion in deposit attrition following downgrades in our debt and deposit ratings by third-party credit rating agencies. On March 6, 2024, we announced a $1.05 billion capital raise, after which deposits stabilized for the remainder of the first quarter 2024. In response to the customer deposit attrition, we increased our on-balance sheet liquidity, primarily through $4.1 billion in brokered certificates of deposit and $5.5 billion of wholesale borrowings. Subsequently in the second and third quarters of 2024, our customer deposits increased substantially through targeted deposit gathering programs and private banking customer engagement which, along with the liquidity from the warehouse lending portfolio sale, allowed us to repay the wholesale borrowings from earlier in the year in the fourth quarter 2024.

Loans and Leases

The following table summarizes the composition of our loan portfolio:

		Year Ended December 31,				
		2024			**2023**	
(in millions)		Amount	Percent of Loans Held for Investment		Amount	Percent of Loans Held for Investment
Multi-family	$	34,093	49.9 %	$	37,265	44.0 %
Commercial real estate		8,685	12.7		10,470	12.4
One-to-four family first mortgage		5,201	7.6		6,061	7.2
Acquisition, development, and construction		3,151	4.6		2,912	3.4
Commercial and industrial		15,376	22.5		25,254	29.9
Other loans		1,766	2.6		2,657	3.1
Total loans and leases held for investment	$	68,272	100%	$	84,619	100%
Allowance for credit losses on loans and leases		(1,201)			(992)	
Total loans and leases held for investment, net	$	67,071		$	83,627	
Loans held for sale		899			1,182	
Total loans and leases, net	$	67,970		$	84,809	

Loan Maturity and Repricing Analysis

The following table sets forth option loans by year of repricing and non-option loans by year of contractual maturity for our multi-family and commercial real estate portfolios within loans held for investment at December 31, 2024. Loans that have adjustable rates are shown as being due in the period during which their interest rates are next subject to change. Risks associated with loan repricing are discussed in the Credit Risk section.

	Year Ended December 31, 2024				
(dollars in millions)	Multi-Family		Commercial Real Estate		
Repricing / Contractual Maturity Year	Option Loans by Repricing Date	Non-Option Loans by Contractual Maturity	Option Loans by Repricing Date	Non-Option Loans by Contractual Maturity	Total [1]
2024	$ —	$ 196	$ —	$ 115	$ 311
2025	3,514	1,255	341	1,133	6,243
2026	4,110	959	741	705	6,515
2027	7,552	1,172	916	992	10,632
2028	3,787	2,080	326	1,003	7,196
2029	2,318	2,050	236	685	5,289
2030+	164	4,838	9	1,214	6,225
Total amounts due or repricing, gross	$ 21,445	$ 12,550	$ 2,569	$ 5,847	$ 42,411

(1) Excludes Specialty Finance commercial real estate loans and multi-family loans serviced-by-others totaling $369 million and $96 million, respectively. Amounts presented reflect unpaid principal balance; total amortized cost adjustments were $98 million.

The following table sets forth, as of December 31, 2024, the dollar amount of all loans held for investment that are due after December 31, 2025, and indicates whether such loans have fixed or adjustable rates of interest:

(in millions)	Fixed	Adjustable [1]	Total
Multi-family	$ 8,173	$ 20,857	$ 29,030
Commercial real estate	2,513	4,314	6,827
One-to-four family first mortgage	1,852	3,573	5,425
Acquisition, development, and construction	162	1,638	1,800
Other loans	5,902	5,226	11,128
Total loans	$ 18,602	$ 35,608	$ 54,210

(1) Loans with the option for the borrower to extend through repricing into an adjustable-rate loan are included within the Adjustable column during their initial fixed rate period.

Multi-Family Loans

The multi-family loan portfolio was $34.1 billion at December 31, 2024, down slightly compared to $37.3 billion at December 31, 2023, reflective of our continuing efforts to strategically encourage loan payoffs which has reduced the concentration of this portfolio.

The majority of our multi-family loans are non-recourse and are secured by rental apartment buildings. At December 31, 2024, $19.2 billion or 56 percent of the Company's total multi-family loan portfolio was secured by properties in New York State, many of which are subject to rent regulation laws to varying degrees. The New York Housing Stability and Tenant Protection Act of 2019 significantly limits the ability to increase rents on regulated apartments upon vacancy. These limitations may reduce a borrower's ability to generate additional revenues on those units to offset higher operating expenses due to inflation and the current interest rate environment. This could result in lower net operating income and could impact a borrower's ability to satisfy repayment obligations during the term of the loan. In addition, the level of income generated by the property may be insufficient to qualify for refinancing at maturity. The impact on current and future cash flows has adversely impacted the value of properties with a high concentration of rent regulated units which has increased charge-offs in 2024.

To mitigate our exposure to rent regulated properties, we are curtailing future originations of loans secured by rent-regulated properties. We are no longer utilizing mortgage brokers to refer loan origination opportunities to us. We are focusing originations and renewal retention on borrowers with whom we will have broader customer relationships beyond lending. Property values in this loan sector have decreased substantially since origination due to unfavorable market conditions. The appraised value used in our loan-to-value ratio is determined using an income approach to estimate the stabilized value of the collateral by applying a market driven capitalization rate to the stabilized cash flow of the property.

Historically, our multi-family loans may have contained an initial interest-only period; however, they were underwritten on a fully amortizing basis, including calculation of the debt service coverage ratio. Whether a borrower qualified for an interest-only period was based on the individual credit profile of the borrower, particularly the loan-to-value of the property. Our multi-family loan portfolio had $12.7 billion outstanding with interest-only payments at December 31, 2024. The weighted average interest-only period remaining was 19.5 months as of December 31, 2024, with approximately 52 percent of these loans entering their amortization period by the end of 2025.

We continue to monitor our loans held for investment portfolio and the related allowance for credit losses, particularly, given the economic pressures facing the commercial real estate and multi-family markets. Although occupancy levels have historically tended to be stable due to below market rents, rent-regulated loans that are repricing are incurring debt service levels that, when combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, approach or exceed some properties' net operating income and may require the borrower to support the loan from sources unrelated to the collateral until elevated interest rates subside.

The following table presents a geographical analysis of the multi-family loans in our held for investment loan portfolio:

	Year Ended December 31,				
	2024			2023	
(in millions)	Amount	Percent of Total		Amount	Percent of Total
New York City:					
Manhattan	$ 6,246	18 %	$	6,893	18 %
Brooklyn	5,375	16 %		5,840	16 %
Bronx	3,272	10 %		3,619	10 %
Queens	2,526	7 %		2,831	8 %
Staten Island	98	— %		133	— %
Total New York City	$ 17,517	51 %	$	19,316	52 %
New Jersey	4,509	13 %		5,064	14 %
Long Island	484	1 %		509	1 %
Total Metro New York	$ 22,510	66 %	$	24,889	67 %
Other New York State	1,188	3 %		1,233	3 %
Pennsylvania	3,375	10 %		3,682	10 %
Florida	1,555	5 %		1,681	5 %
Ohio	1,007	3 %		1,085	3 %
All other states	4,458	13 %		4,695	13 %
Total	$ 34,093	100 %	$	37,265	100 %

Commercial Real Estate

At December 31, 2024, commercial real estate loans represented $8.7 billion, or 13 percent, of total loans held for investment, reflecting a $1.8 billion decrease when compared to $10.5 billion at December 31, 2023, primarily due to payoffs, as well as charge-offs and loan sales. We also are continuing our efforts to strategically reduce the concentration of this portfolio.

Certain of our commercial real estate loans may contain an interest-only period which typically does not exceed three years; however, these loans are underwritten on a fully amortizing basis, including calculation of the debt service coverage ratio. Whether a borrower qualifies for an interest-only period is based on the individual credit profile of the borrower, particularly the loan-to-value of the property.

Substantially all commercial real estate loans we originate are non-recourse and are secured by income-producing properties such as office buildings, retail centers, mixed-use buildings, and multi-tenanted light industrial properties. Occupancy levels for office space have declined substantially over the past three years which has had an impact on borrowers' net operating income and their ability to cover debt service. These unfavorable market conditions also lower the value of underlying collateral which has had a material impact on loan charge-offs in 2024.

The following table presents an analysis of the property types that collateralize the commercial real estate loans in our held for investment loan portfolio:

| | Year Ended December 31, | | | | |
| | 2024 | | 2023 | | |
(dollars in billions)	Amount	Percent of Total	Amount		Percent of Total
Office non-owner occupied	$ 2,271	26 %	$	3,243	31 %
Retail (includes owner and non-owner occupied)	1,934	22 %		2,234	21 %
Industrial	2,939	34 %		2,995	29 %
Other	1,541	18 %		1,998	19 %
Total	$ 8,685	100 %	$	10,470	100 %

The following table presents a geographical analysis of the commercial real estate loans in our held for investment loan portfolio:

| | Year Ended December 31, | | | | |
| | 2024 | | 2023 | | |
(in millions)	Amount	Percent of Total	Amount		Percent of Total
New York	$ 4,156	48 %	$	5,319	51 %
Michigan	800	9 %		1,000	10 %
New Jersey	580	7 %		580	6 %
California	462	5 %		457	4 %
Florida	381	4 %		105	1 %
Pennsylvania	292	3 %		374	4 %
All other states	2,014	23 %		2,635	24 %
Total	$ 8,685	100 %	$	10,470	100 %

Acquisition, Development and Construction Loans

At December 31, 2024, our ADC loans represented $3.2 billion, or 4.6 percent of total loans held for investment, reflecting an increase of $239 million compared to December 31, 2023. Because ADC loans are generally considered to have a higher degree of credit risk, especially during a downturn in the credit cycle, borrowers are required to provide a guarantee of repayment and completion. The risk of loss on an ADC loan is largely dependent upon the accuracy of the initial appraisal of the property's value upon completion of construction; the developer's experience; the estimated cost of construction, including interest; and the estimated time to complete and/or sell or lease such property. When applicable, as a condition to closing an ADC loan, it is our practice to require that properties meet pre-sale or pre-lease requirements prior to funding.

Commercial and Industrial Loans

At December 31, 2024, our commercial and industrial loans represented $15.4 billion, or 19.4 percent of total loans held for investment, reflecting a decrease of $9.9 billion compared to December 31, 2023. The decrease in commercial and industrial loans for the year ended December 31, 2024 was due to the sale of our mortgage warehouse business, which at December 31, 2023, was $5.1 billion in loans, as well as a reduction in focus on certain non-core and indirect client segments. The commercial and industrial loans we produce are primarily made to small, mid-size, and larger corporate operating businesses and finance companies across a diverse set of industries. Such loans are tailored to meet the specific needs of our borrowers, and include term loans, demand loans, and revolving lines of credit.

A broad range of commercial and industrial loans, both collateralized and unsecured, are made available to businesses for working capital (including inventory and accounts receivable), business expansion, the purchase of machinery and equipment, and other general corporate needs. In determining the term and structure of commercial and industrial loans, several factors are considered, including the purpose, the collateral, and the anticipated sources of repayment. Commercial and industrial loans are often secured by business assets and personal guarantees of the borrower and include financial covenants to monitor the borrower's financial stability. We have begun to add experienced commercial, corporate and specialized industries banking professionals and credit underwriting and portfolio management personnel which will impact our noninterest expense as we continue to strategically diversify our loan portfolio to shift from multi-family loans to other portfolios, most notably commercial and industrial.

Included in our commercial and industrial portfolio at December 31, 2024, specialty finance loans and leases totaled $3.9 billion, or 5.7 percent of total loans held for investment, down $1.3 billion or 26 percent compared to December 31, 2023. The decrease in specialty finance loans was due to our decision to run off certain non-core loans totaling $2.4 billion partially offset by originations.

These loans are generally made to large corporate obligors, many of which are publicly traded, carry investment grade or near-investment grade ratings, and participate in stable industries nationwide.

The specialty finance loans and leases we fund fall into three categories: asset-based loans, dealer floor-plan lending and equipment loan and lease financing. Each of these credits is secured with a perfected first security interest in, or outright ownership of, the underlying collateral, and structured as senior debt or as a non-cancelable lease. As of December 31, 2024, 85 percent of specialty finance loan commitments are structured as floating rate obligations.

As of December 31, 2024, the Company originated $3.6 billion of specialty finance loans and leases, representing 42 percent of total originations compared to $7.3 billion for the same period in 2023, representing 35 percent of total originations.

One-to-Four Family Loans

One-to-four family loans were $5.2 billion and $6.1 billion at December 31, 2024 and 2023 respectively. This includes $378 million of loans with government guarantees, or 7.6 percent of total loans held for investment at December 31, 2024, compared to $541 million at December 31, 2023. One-to-four family loans include various types of conforming and non-conforming fixed and adjustable-rate loans underwritten using Fannie Mae and Freddie Mac guidelines for the purpose of purchasing or refinancing owner occupied and second home properties. The loan-to-value requirements on our residential first mortgage loans vary depending on occupancy, property type, loan amount, and FICO scores. Loans with loan-to-value ratios exceeding 80 percent are required to obtain mortgage insurance. As of December 31, 2024, excluding loans with government guarantees, loans in this portfolio had an average current FICO score of 743 and an average loan-to-value ratio of 50 percent.

Substantially all loans with government guarantees are insured or guaranteed by the Federal Housing Administration or the U.S. Department of Veterans Affairs. Nonperforming repurchased loans in this portfolio earn interest at a rate based upon the 10-year U.S. Treasury note rate from the time the underlying loan becomes 60 days delinquent until the loan is conveyed to the U.S. Department of Housing and Urban Development (if foreclosure timelines are met), which is not paid by the Federal Housing Administration until claimed.

On October 31, 2024, the Bank completed the sale of third-party loan origination and servicing platforms and the majority of our mortgage servicing right assets. Prior to this transaction, the Bank originated government guaranteed loans which were pooled and sold as Ginnie Mae mortgage-backed securities. Pursuant to Ginnie Mae servicing guidelines, the Bank had the unilateral right to repurchase loans securitized in Ginnie Mae pools that were due, but unpaid, for three consecutive months. As a result, once the delinquency criteria had been met, and regardless of whether the repurchase option had been exercised, we accounted for the loans as if they had been repurchased. As a result of the sale, we no longer originate one-to-four family loans for sale to Ginnie Mae, nor do we service loans owned by investors in Ginnie Mae mortgage-backed securities. Therefore, no such repurchase rights assets or liabilities were recorded in the Consolidated Statement of Condition at December 31, 2024, compared to $456 million at December 31, 2023.

Other Loans

At December 31, 2024, other loans totaled $1.8 billion and consisted primarily of home equity lines of credit and other consumer loans, including overdraft loans.

Our home equity portfolio includes home equity loans, second mortgage loans, and home equity line of credits. As of December 31, 2024, loans in this portfolio had an average current FICO score of 751.

Assets Held for Sale

Loans held for sale at December 31, 2024 totaled $899 million, a decrease of $283 million compared to $1.2 billion at December 31, 2023. We classify loans as held for sale when we originate or purchase loans that we intend to sell and when we change our intent with regard to loans originated as held for investment. Our one-to-four family mortgage loans held for sale are carried at fair value. Other loans held for sale are carried at the lower of amortized cost or market. These loans are typically recorded based on recent appraisals less estimated disposal costs. We estimate the fair value of mortgage loans based on quoted market prices for securities backed by similar types of loans, where available, or by discounting estimated cash flows using observable inputs inclusive of interest rates, prepayment speeds and loss assumptions for similar collateral.

At December 31, 2024, we had mortgage servicing rights with a fair value of $26 million held for sale. We currently expect to sell those mortgage servicing rights in the first quarter 2025 at a price consistent with the recorded value at December 31, 2024, and have classified these assets as held for sale.

Asset Quality Measures

The following table presents the Company's asset quality measures at the respective dates:

	Year Ended December 31,	
	2024	2023
Non-accrual loans to total loans held for investment	3.83 %	0.51 %
Non-performing assets to total assets	2.62	0.39
Allowance for credit losses on loans and leases to non-accrual loans	45.93	231.51
Allowance for credit losses on loans and leases to total loans held for investment	1.76	1.17

All asset quality information excludes loans with government guarantees that are insured by U.S. government agencies.

Non-Accrual Loans

The following table presents our non-accrual loans held for investment by loan type and the changes in the respective balances:

(in millions)		Year Ended December 31, 2024		Year Ended December 31, 2023		Change from December 31, 2023 to December 31, 2024 Amount
Multi-family	$	1,755	$	138	$	1,617
Commercial real estate		546		128		418
One-to-four family first mortgage		70		95		(25)
Acquisition, development, and construction		18		2		16
Commercial and industrial		202		43		159
Other non-accrual loans [1]		24		22		2
Total non-accrual loans	$	2,615	$	428	$	2,187
Repossessed assets		14		14		—
Total non-performing assets	$	2,629	$	442	$	2,187

(1) Includes home equity, consumer and other loans.
(2) Excludes $323 million of non-accrual held for sale loans.

The year-over-year increase was the result of higher non-accrual multi-family and commercial real estate. During the year ended December 31, 2024, we received updated financial information from borrowers for substantially all of the commercial real estate and multi-family portfolio. Additionally, a substantial number of appraisals on loans exhibiting credit weakness were received, which resulted in an increase in non-accrual loans from December 31, 2023. Approximately 56 percent of our non-accrual loans are current on their contractual payment terms. In determining whether to place a loan on non-accrual we have considered whether a borrower will be able to service its debt based on projections of current collateral and net operating income. Where current net operating income results in a debt service ratio below 1.0 or proforma debt service of .80 for loans re-pricing or maturing in the next 18 months and the loan to value is greater than 90%, we evaluate the loan for non-accrual status. Updated financial information from borrowers and appraisals received have led to an increase in non-accrual loans in 2024.

The following table sets forth the changes in non-accrual loans for the year ended 2024:

(in millions)		
Balance at December 31, 2023	$	428
New non-accrual		3,574
Charge-offs		(256)
Transferred to repossessed assets		(513)
Loan payoffs, including dispositions and principal pay-downs		(542)
Restored to performing status		(76)
Balance at December 31, 2024	$	2,615

At December 31, 2024, non-performing assets to total assets equaled 2.62 percent compared to 0.39 percent at December 31, 2023, and non-accrual loans to total loans equaled 3.83 percent compared to 0.51 percent at December 31, 2023. The increase in non-accrual loans was primarily driven by a $1.6 billion increase in multi-family loans and a $418 million in commercial real estate loans, primarily in the office sector. Repossessed assets of $14 million remained unchanged from prior year.

Delinquencies

The following table presents our loans, 30 to 89 days past due by loan type and the changes in the respective balances:

	Year Ended December 31,		December 31, 2024 compared to December 31, 2023
(in millions)	2024	2023	Amount
Loans 30 to 89 Days Past Due:			
Multi-family	$ 749	$ 121	$ 628
Commercial real estate	65	28	37
One-to-four family first mortgage	25	40	(15)
Acquisition, development, and construction	5	2	3
Commercial and industrial	110	37	73
Other loans	11	22	(11)
Total loans 30-89 days past due	$ 965	$ 250	$ 715

Over $494 million of the loans categorized as 30 to 89 days past due at December 31, 2024, became current with payments made in January 2025.

Allowance for Credit Losses

The following table sets forth the allocation of the consolidated allowance for credit losses on loans and leases at each period-end:

	Year Ended December 31,								
	2024			2023			2022		
(dollars in millions)	Allowance for credit losses	Allowance as a percent of loans in each portfolio	Loans in each portfolio as a percent of total loans	Allowance for credit losses	Allowance as a percent of loans in each portfolio	Loans in each portfolio as a percent of total loans	Allowance for credit losses	Allowance as a percent of loans in each portfolio	Loans in each portfolio as a percent of total loans
Multi-family loans	$ 639	1.87 %	49.9 %	$ 307	0.82 %	44.0 %	$ 178	0.47 %	55.3 %
Commercial real estate loans	260	2.99	12.7	366	3.50	12.4	46	0.54	12.4
One-to-four family first mortgage loans	39	0.75	7.6	48	0.79	7.2	46	0.79	8.4
Acquisition, development, and construction loans	44	1.40	4.6	36	1.24	3.4	20	1.00	2.8
Commercial and industrial	151	0.98	22.5	132	0.52	29.9	—	—	—
Other loans	68	3.85	2.6	103	3.88	3.1	103	4.57	21.1
Total loans	$ 1,201	1.76 %	100.0 %	$ 992	1.17 %	100.0 %	$ 393	0.57 %	100.0 %

The allowance for credit losses on loans and leases increased $209 million from December 31, 2023 to December 31, 2024. Market interest rates remain persistently high which will put pressure on the ability for certain borrowers with interest rates resetting at current levels to cover debt service. When combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, debt service levels may approach or exceed some properties' net operating income, which increases the risk of loss. We believe that higher interest rates for a longer period of time will have a more significant impact on our loans that will reprice during the next 18 months. Therefore, we have incorporated a higher probability of default related to those loans as they approach their scheduled repricing date in the measurement of our allowance for credit losses.

Our allowance for credit losses is determined based on quantitative modeling that incorporates various economic forecast scenarios. The key inputs to our quantitative allowance for credit losses models include borrowers' projected debt service based on the most recent financial information available and underlying collateral property values. Property values are particularly meaningful for our multi-family and commercial real estate portfolios. Our models consider the entire life of the loan, including both the interest only period of the loan, if applicable, and the amortization period, to assess the probability of default and the loss given default. For our multi-family portfolio, we obtain and utilize current and projected geography-specific market information in our forecasts. In estimating the qualitative component of our allowance for credit losses, we have adjusted key inputs used by the model on an average basis for certain loans, most notably net operating income and property values to reflect weaknesses in the underlying data, including the recency of appraisal values, and the lack of significant loss history in available data, particularly for rent-regulated multi-family loans. We have also considered our recent appraisal experience and the valuation risk present in loans with outstanding appraisals in estimating the qualitative component of our allowance for credit losses.

The allowance for credit losses on loans and leases to total loans held for investment ratio increased to 1.76 percent at December 31, 2024, compared to 1.17 percent at December 31, 2023. Excluding loans with government guarantees and warehouse loans, the allowance for credit losses was 1.77 percent at December 31, 2024, compared to 1.26 percent at December 31, 2023.

Charge-offs

For the year ended 2024, our gross charge-offs were $938 million and net charge-offs were $892 million, compared to gross charge-offs of $223 million and net charge-offs of $208 million over the same period in 2023.

The following table presents information on the Company's net charge-offs:

	Year Ended December 31,			
	2024		2023	
(in millions)				
Charge-offs:				
Multi-family	$	308	$	119
Commercial real estate		462		56
One-to-four family residential		8		4
Acquisition, development and construction		4		—
Commercial and industrial		136		30
Other		20		14
Total charge-offs	$	938	$	223
Recoveries:				
Multi-family	$	(5)	$	—
Commercial real estate		(8)		—
One-to-four family residential		(5)		—
Commercial and industrial		(21)		(11)
Other		(7)		(4)
Total recoveries	$	(46)	$	(15)
Net charge-offs (recoveries)	$	892	$	208

The following table presents information on the Company's net charge-offs as compared to average loans held for investment outstanding:

(in millions)		Year Ended December 31,					
		2024		2023		2022	
Multi-family							
Net charge-offs during the period	$	303	$	119	$	1	
Average amount outstanding	$	36,064	$	37,839	$	36,292	
Net charge-offs as a percentage of average loans		0.84 %		0.31 %		— %	
Commercial real estate							
Net charge-offs during the period	$	454	$	56	$	—	
Average amount outstanding	$	9,919	$	9,905	$	6,964	
Net charge-offs as a percentage of average loans		4.58 %		0.57 %		— %	
One-to-Four Family first mortgage							
Net charge-offs during the period	$	3	$	4	$	—	
Average amount outstanding	$	5,740	$	5,907	$	516	
Net charge-offs as a percentage of average loans		0.05 %		0.06 %		— %	
Acquisition, Development and Construction							
Net charge-offs during the period	$	4	$	—	$	—	
Average amount outstanding	$	3,230	$	2,530	$	203	
Net charge-offs as a percentage of average loans		0.12 %		— %		— %	
Commercial and Industrial Loans							
Net charge-offs during the period	$	115	$	19	$	(7)	
Average amount outstanding	$	19,753	$	21,460	$	—	
Net charge-offs as a percentage of average loans		0.58 %		0.09 %		— %	
Other Loans							
Net charge-offs (recoveries) during the period	$	13	$	10	$	(5)	
Average amount outstanding	$	1,902	$	2,552	$	5,401	
Net charge-offs (recoveries) as a percentage of average loans		0.68 %		0.38 %		(0.09)%	
Total loans held for investment							
Net charge-offs (recoveries) during the period	$	892	$	208	$	(4)	
Average amount outstanding	$	76,608	$	80,193	$	49,376	
Net charge-offs (recoveries) as a percentage of average loans		1.16 %		0.26 %		-0.01 %	

Securities

Total securities were $10.4 billion, or 10 percent, of total assets at December 31, 2024, compared to $9.2 billion, or 8 percent of total assets at December 31, 2023. At December 31, 2024 and December 31, 2023, all of our securities were designated as "Available-for-Sale". At December 31, 2024, 26 percent of our portfolio are floating rate securities.

As of December 31, 2024, the net unrealized loss on securities available for sale, net of tax, was $653 million as compared to $581 million at December 31, 2023, reflecting changes in market interest rates.

At December 31, 2024, available-for-sale securities had an estimated weighted average life of six years. Included in the year-end amount were mortgage-related securities of $8.6 billion and other debt securities of $1.8 billion.

At the prior year-end, available-for-sale securities were $9.2 billion, and had an estimated weighted average life of six years. Mortgage-related securities accounted for $6.6 billion of the year-end balance, with other debt securities accounting for the remaining $2.6 billion.

The following table summarizes the weighted average yields of debt securities for the maturities indicated at December 31, 2024:

	Mortgage-Related Securities	U.S. Government and GSE Obligations	State, County, and Municipal	Other Debt Securities [2]
Available-for-Sale Debt Securities: [1]				
Due within one year	3.51 %	— %	— %	3.40 %
Due from one to five years	3.02	—	3.16	4.79
Due from five to ten years	2.51	1.61	—	5.48
Due after ten years	4.44	—	—	5.95
Total debt securities available for sale	4.35	1.61	3.16	5.28

(1) The weighted average yields are calculated by multiplying each carrying value by its yield and dividing the sum of these results by the total carrying values and are not presented on a tax-equivalent basis.
(2) Includes corporate bonds, capital trust notes, foreign notes, and asset-backed securities.

Deposits

We compete for deposits and customers through multiple channels, including our retail branch network, our private banking business and mobile and internet banking applications, Our ability to retain and attract deposits depends on numerous factors, including customer satisfaction, the rates of interest we pay, the types of products we offer, and the attractiveness of their terms. The majority of our deposits are retail in nature (i.e., they are deposits we have gathered through our branches or retail deposits acquired through business combinations); however, we also utilize brokered deposits depending on their availability and pricing relative to other funding sources.

Total deposits at December 31, 2024 were $75.9 billion, a decrease of $5.7 billion or 7 percent on a year-to-date basis. Non-interest-bearing deposits decreased $7.0 billion or 34 percent on a year-to-date basis to $13.5 billion.

The following table sets forth the weighted average interest rates for each type of deposit:

	December 31,					
	2024			2023		
(dollars in millions)	Amount	Percent of Total	Weighted Average Interest Rate	Amount	Percent of Total	Weighted Average Interest Rate
Interest-bearing checking and money market accounts	$ 20,780	27.40 %	2.89 %	$ 30,700	37.66 %	3.51 %
Savings accounts	14,282	18.82 %	3.22 %	8,773	10.76 %	2.67 %
Certificates of deposit	27,324	36.01 %	4.75 %	21,554	26.44 %	4.42 %
Non-interest-bearing accounts	13,484	17.77 %	— %	20,499	25.14 %	— %
Total deposits	$ 75,870	100.00 %	3.12 %	$ 81,526	100.00 %	2.79 %

From December 31, 2023 to March 7, 2024, we experienced $9.7 billion in core deposit attrition following the credit rating agency downgrades of our Company's credit and deposit ratings in February and March 2024. On March 6, 2024, we announced a $1.05 billion capital raise, after which deposits stabilized. Subsequently, we offset the decline in deposits primarily through brokered certificates of deposits, targeted deposit-gathering programs and customer engagement, which partially offset the March 2024 decline.

The following table presents the composition of the Company's brokered deposits for the periods presented:

	Year Ended December 31,	
	2024	2023
Brokered money market accounts	$ 137	$ 1,258
Brokered interest-bearing checking accounts represented	577	1,599
Brokered certificates of deposit	9,510	6,605
Total brokered deposits [1]	$ 10,224	$ 9,462

(1) Excludes reciprocal deposits.

The following table indicates the amount of time deposits, by account, that are in excess of $250,000 per depositor by time remaining until maturity:

	Year Ended December 31,		
(in millions)	2024		2023
3 months or less	$ 3,530	$	1,675
Over 3 months through 6 months	2,637		1,623
Over 6 months through 12 months	4,329		2,325
Over 12 months	2,099		2,271
Total time deposits in excess of $250,000 per depositor [1]	$ 12,595	$	7,894

(1) Includes brokered certificate of deposit accounts of $9.7 billion and $6.2 billion at December 31, 2024 and December 31, 2023, respectively, each of which includes all funds gathered from a single issuance. While each brokered certificate of deposit account has balances in excess of $250,000, the funds are fully insured by the FDIC as each of the ultimate owners of the funds maintain balances below FDIC insurance limits.

The following table indicates the amount of custodial deposits by source:

	Year Ended December 31,		
(in billions)	2024		2023
Custodial deposits from owned servicing	$ —	$	0.7
Custodial deposits from subservicing relationships	0.9		2.2
Non-servicing custodial deposits	3.7		3.7
Total Custodial Deposits	$ 4.6	$	6.6

Uninsured Deposits

We manage our liquidity to ensure that our cash flows are sufficient to support our operations and to compensate for any temporary mismatches between sources and uses of funds caused by variable loan and deposit demand. At December 31, 2024, we had total liquidity of $29.9 billion, which exceeded the balance of our uninsured deposits by $13.8 billion as of that date. Our uninsured deposits are the portion of deposit accounts that exceed the FDIC insurance limit (currently $250,000). These amounts were estimated based on the same methodologies and assumptions used for regulatory reporting purposes and exclude internal accounts.

At December 31, 2024, our deposit base includes $16.1 billion of uninsured deposits. Uninsured deposits decreased following our earnings announcement in January 2024 and subsequent credit rating agency downgrades of our credit ratings in February and March 2024. Our customer deposits stabilized following the announcement of the $1.05 billion capital raise in March 2024 and subsequently increased in the second and third quarters 2024.

Borrowed Funds

The following table summarizes the Company's borrowed funds at each period end:

	December 31,		
(in millions)	2024		2023
Wholesale borrowings:			
FHLB advances	$ 13,400	$	19,250
Federal Reserve Bank term funding	—		1,000
Total wholesale borrowings	$ 13,400	$	20,250
Junior subordinated debentures	582		579
Subordinated notes	444		438
Total borrowed funds	$ 14,426	$	21,267

Wholesale borrowings totaled $13.4 billion and $20.3 billion at December 31, 2024 and December 31, 2023, respectively. For the year ended December 31, 2023, we had $1.0 billion of FRB term funding which was repaid in 2024. At December 31, 2024, total borrowed funds decreased $6.8 billion to $14.4 billion compared to the balance at December 31, 2023.

FHLB advances decreased to $13.4 billion at December 31, 2024 from $19.3 billion at December 31, 2023. FHLB advances include straight fixed-rate advances, floating rate advances and advances under the FHLB convertible advance program, which gives the FHLB the option of either calling the advance after an initial lock-out period of up to five years and quarterly thereafter until maturity, or a one-time call at the initial call date. FHLB advances are secured by eligible collateral in the form of loans and securities, under blanket collateral agreements with the FHLB. As of December 31, 2024, $250 million of our wholesale borrowings had callable features and $2 billion had callable features at December 31, 2023. We repaid FHLB advances during the year and reclassified approximately $28 million to interest expense from Accumulated Other Comprehensive Loss related to previously terminated hedges of forecasted cash flows associated with certain repaid advances.

We had $1.0 billion drawn under the Bank Term Funding Program in 2023 that was scheduled to mature in December 2024 and was repaid in October 2024.

See Note 12 - Borrowed Funds, in Item 1, "Financial Statements and Supplementary Data" for a further discussion of our wholesale borrowings, our junior subordinated debentures and subordinated debt.

Federal Reserve and Federal Home Loan Bank Stock

At December 31, 2024, the Company had $598 million and $329 million of FHLB-NY stock, at cost, and FHLB-Indianapolis stock, at cost, respectively. At December 31, 2023, the Company had $861 million and $328 million of FHLB-NY stock, at cost and FHLB-Indianapolis stock, at cost, respectively. The Company maintains an investment in FHLB-NY stock and, as a result of the Flagstar acquisition, FHLB-Indianapolis stock, partly in conjunction with its membership in the FHLB and partly related to its access to the FHLB funding it utilizes. In addition, the Company had Federal Reserve Bank stock, at cost, of $219 million and $203 million at December 31, 2024 and December 31, 2023, respectively.

Goodwill

We recorded goodwill in our consolidated statements of condition in connection with our historical business combinations. Goodwill is the difference between the purchases price and the fair value of the acquired company's assets, net of the liabilities assumed. Goodwill was tested at least annually for impairment. The Company's 2023 assessment concluded that goodwill from historical transactions (2007 and prior) was fully impaired as of December 31, 2023. As a result, the Company recorded an impairment charge of the entire goodwill balance of $2.4 billion. The Company has no goodwill at December 31, 2024.

Bank-Owned Life Insurance (BOLI)

Bank-owned life insurance is recorded at the total cash surrender value of the policies in the Consolidated Statements of Condition, and the income generated by the increase in the cash surrender value of the policies is recorded in Bank-owned life insurance on the Consolidated Statements of (Loss) Income. Reflecting an increase in the cash surrender value of the underlying policies, our investment in BOLI at December 31, 2024 rose $25 million to $1.6 billion compared to December 31, 2023.

Premises and Equipment and Other Assets

In December 2024, management approved the closure of certain private banking locations and retail branches which was a triggering event for potential impairment. We determined the assets were not fully recoverable, determined the fair value and recorded an associated impairment of $46 million during the quarter. Additionally, the Troy and Cleveland operational centers were classified as held for sale during the quarter and recorded at fair value, resulting in a $31 million impairment expense.

Risk Governance Framework

The Risk Management Division is responsible for formalizing the Company's Risk Appetite Statement, which reflects the Board's and Management's tolerance for risks and is set in alignment with the budget, strategic and capital plans. Internal controls and ongoing monitoring processes capture and address heightened risks that threaten the Company's ability to achieve the Company's goals and objectives, including the recognition of safety and soundness concerns and consumer protection. Additionally, key risk indicators are monitored against established risk warning levels and limits, as well as elevated risks escalated to the Chief Risk Officer.

To comprehensively manage our risk exposure, we focus on several critical areas outlined below, Credit Risk, Liquidity Risk, Interest Rate Risk and Regulatory Capital.

Credit Risk

It is our practice to continually review the risk in our loan portfolio. The Company receives financial information from borrowers annually and in some cases more frequently. We most often receive updated borrower financial information in the second calendar quarter. Upon receipt of the borrower financial information, we perform an analysis to determine whether the cash flow from the underlying collateral is sufficient to meet the contractual loan payments, commonly referred to as the debt service coverage ratio. We consider the ability to cover debt service based upon the current contractual rate or, when a borrower's initial fixed rate period expires in the near future, the lowest contractual rate reset option available under the loan terms using the current level for referenced indices. Loans that do not have a debt service coverage ratio of 1.0 or greater are evaluated for a potential downgrade to substandard or non-accrual risk rating. All substandard loans, including non-accrual loans, are appraised at the time of downgrade and are re-appraised annually. Based upon this appraisal the loan is evaluated to determine if an adjustment to the carrying amount is required. The largest substandard and non-accrual loans are reported and reviewed with the Risk Assessment Committee at least quarterly.

During the year ended December 31, 2024, $3.0 billion of multi-family loans reached their repricing date. Over 90 percent of the loans that repriced during 2024 are current on their contractual payments or paid off during the year.

Classified loans increased $6.8 billion to $11.5 billion during the year ended December 31, 2024, from $4.7 billion at December 31, 2023. These downgrades were principally related to loans with upcoming maturities or repricing where the estimated net operating income of the property would not be sufficient to fully cover pro-forma debt service when applying current market rates and terms. Classified loans reflect the potential that a loss may occur if deficiencies in the primary source of repayment are unable to be corrected and borrowers are unwilling or unable to otherwise support the loans. Refer to Note 6 in Item 8, "Financial Statements and Supplementary Data" for additional details.

The procedures we follow with respect to delinquent loans are generally consistent across all categories, with late charges assessed, and notices mailed to the borrower, at specified dates. We attempt to reach the borrower by telephone to ascertain the reasons for delinquency and the prospects for repayment. When contact is made with a borrower at any time prior to foreclosure or recovery against collateral property, we attempt to obtain full payment and will consider a repayment schedule to avoid taking such action. Delinquencies are addressed by our Loan Workout Unit and every effort is made to collect rather than initiate foreclosure proceedings.

A loan generally is classified as a non-accrual loan when it is 90 days or more past due or when it is deemed to be impaired because there is significant uncertainty about whether we will be able to collect all principal and interest amounts due according to the contractual terms of the loan agreement. When a loan is in non-accrual, we cease recording interest income on the loan, previously accrued and uncollected interest is reversed against interest income, and any subsequent interest collected is recorded as a reduction in the loan carrying amount. A loan is returned to accrual status only when the loan is current (minimum of six months of payment performance), and we have reasonable assurance that all contractual principal and interest related to the loan will be fully collectible. At December 31, 2024, $1.5 billion, or approximately 56 percent, of non-accrual loans were current based on their existing payment terms.

In accordance with our charge-off policy, collateral-dependent loans are written down to their current appraised values less costs to sell. Workout specialists from our Loan Workout Unit actively pursue borrowers who are delinquent in repaying their loans in an effort to collect payment. In addition, outside counsel with experience in foreclosure proceedings are retained to support these efforts. Charge-offs of $770 million were recorded on commercial real estate and multi-family loans during the year ended December 31, 2024, primarily driven by appraisals received on those loans.

It is our policy to order updated appraisals for all substandard and non-accrual loans that are collateralized by multi-family buildings, commercial real estate properties, or land, if the most recent appraisal on file for the property is more than one year old. Appraisals are ordered at least annually until such time as the loan becomes pass rated. It is not our policy to obtain updated appraisals for performing loans that are not showing signs of credit weakness. However, appraisals may be ordered for performing loans when a borrower requests an increase in the loan amount, a modification in loan terms, or an extension of a maturing loan, or when we determine an updated appraisal is needed as a result of our ongoing credit analysis. We evaluate loans that were previously placed on non-accrual at least quarterly to determine if additional charge-offs may be needed.

Properties and other assets that are acquired through foreclosure are classified as repossessed assets and are recorded at fair value at the date of acquisition, less the estimated cost of selling the property. Subsequent declines in the fair value of the assets are charged to earnings and are included in non-interest expense. It is our policy to require an appraisal, and an environmental assessment of properties classified as other real estate owned before foreclosure and to re-appraise the properties at least annually until they are sold. We dispose of such properties as quickly and prudently as possible, given current market conditions and the property's condition.

Liquidity Risk

We manage our liquidity to ensure that our cash flows are sufficient to support our operations, and to protect against temporary mismatches between sources and uses of funds caused by variable loan and deposit demand.

On a consolidated basis, our funding primarily stems from a combination of the following sources: retail, institutional, and brokered deposits; borrowed funds, primarily in the form of wholesale borrowings; cash flows generated through the repayment and sale of loans; and cash flows generated through the repayment and sale of securities.

Bank Liquidity and Sources of Funding

We monitor our liquidity daily, and reporting to management and the Board occurs more frequently during times of stress. Our most liquid assets are cash, cash equivalents, and high-quality liquid assets are classified as available-for-sale. Additional liquidity stems from deposits, wholesale funding sources (including wholesale borrowings and brokered deposits) and approved lines of credit with various counterparties including the FHLB and Federal Reserve Bank (FRB) Discount Window. These funding sources depend on the amount of residential and commercial mortgage loan collateral and securities available to pledge. The Bank also has agreements with the Federal Reserve Bank to access the discount window for pledging certain loans and securities as collateral.

The following table summarizes our total liquidity from on-balance sheet and off-balance sheet funding sources:

(in billions)	Year Ended December 31,			
	2024		2023	
Cash at Federal Reserve	$	15.0	$	11.5
High-quality Liquid Assets		7.9		6.3
Total On-Balance Sheet Liquidity	$	22.9	$	17.8
FHLB Available Capacity		6.6		8.4
Discount Window Available Capacity		0.4		1.7
Total Liquidity	$	29.9	$	27.9

At December 31, 2024, our total liquidity (cash and cash equivalents, high-quality liquid assets and borrowing capacity), was $29.9 billion. The $5.1 billion increase in on-balance sheet liquidity was driven by actions to increase our liquidity levels. Our FHLB available capacity has been expanded from overnight funding to 6-month tenor on new and rollover of existing advances.

Credit Ratings

We maintain credit ratings from three rating agencies: Moody's, Fitch and Morningstar DBRS. As of each of the dates indicated, our credit ratings were as follows:

	Year Ended December 31,	
	2024	2023
Long-Term Issuer Rating:		
Moody's	B2	Baa3
Fitch	BB	BBB
Morningstar DBRS	BBB (low)	BBB (high)
Short-Term Deposits Rating:		
Moody's	NP	P-2

The primary mortgage loan agencies maintain standards that define the criteria that must be met for an institution to qualify as an eligible custodial depository for the deposits related to loans owned by those entities, including have an investment grade short-term issuer/deposit rating from Moody's or S&P. We are currently not in compliance with that criteria. We have received a waiver of these criteria for all of our custodial deposits which could be revoked at any of the agencies' discretion. We have no other direct contractual relationships tied to further downgrades in our credit ratings but may suffer reputational risk that could have an adverse effect on our business should that occur.

Parent Company Liquidity

The Parent Company is a separate legal entity from the Bank and must provide for its own liquidity. At December 31, 2024, the Parent Company held cash and cash equivalents of $579 million, adjusted for operational expense, debt interest expense, and tax expense/credits. In addition to operating expenses, the Parent Company is responsible for paying any dividends declared to our common and preferred stockholders. As a Delaware corporation, the Parent Company is able to pay dividends either from surplus or, in case there is no surplus, from net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Parent Company has two primary funding sources for the payment of dividends, share repurchases, and other corporate uses: dividends paid to the Parent Company by the Bank; and capital raised through the issuance of equity.

Various legal restrictions limit the extent to which the Company's subsidiary bank can supply funds to the Parent Company and its non-bank subsidiaries. The term "net profits" is defined as net income for a given period less any dividends paid during that period. In connection with regulatory approval from the OCC for the Signature Transaction, the Bank has committed that (i) for a period of two years from the date of the Signature Transaction, it will not declare or pay any dividend without receiving a prior written determination of no supervisory objection from the OCC and (ii) it will not declare or pay dividends on the amount of retained earnings that represents any net bargain purchase gain that is subject to a conditional period that may be imposed by the OCC. In 2024, dividends of $67 million were paid by the Bank to the Parent Company.

At December 31, 2024, we believe the Company has sufficient liquidity and capital resources to meet its cash flow obligations through 2028.

Contractual Obligations and Commitments

In the normal course of business, we enter into a variety of contractual obligations in order to manage our assets and liabilities, fund loan growth, operate our branch network, and address our capital needs.

For example, we offer certificates of deposit with contractual terms to our customers and borrow funds under contract from the FHLB. These contractual obligations are reflected in the Consolidated Statements of Condition under "Deposits" and "Borrowed funds," respectively. At December 31, 2024, we had certificates of deposit of $27.3 billion and long-term debt (defined as borrowed funds with an original maturity one year or more) of $11.7 billion.

We also are obligated under certain non-cancelable operating leases on the buildings and land we use in operating our branch network and in performing our back-office responsibilities. These obligations are included in the Consolidated

Statements of Condition in other liabilities and totaled $463 million at December 31, 2024, an increase of $17 million compared to $446 million at December 31, 2023.

 At December 31, 2024, we also had commitments to extend credit in the form of mortgage and other loan originations, as well as commercial, performance stand-by and financial stand-by letters of credit. These commitments consist of agreements to extend credit as long as there is no violation of any condition established in the contract under which the loan is made. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The fees we collect in connection with the issuance of letters of credit are included in "Fee income" in the Consolidated Statements of (Loss) Income.

Based upon our December 31, 2024 cash and cash equivalent balance of $15.4 billion and our total liquidity position of $29.9 billion, we expect that our funding will be sufficient to fulfill these cash obligations and commitments when they are due both in the short term and long term.

For the year ended 2024, we did not engage in any off-balance sheet transactions that we expect to have a material effect on our financial condition, results of operations or cash flows.

At December 31, 2024, we had no commitments to purchase securities.

Interest Rate Risk

We manage our assets and liabilities to reduce our exposure to changes in market interest rates. The asset and liability management process has three primary objectives: to evaluate the interest rate risk inherent in certain balance sheet accounts; to determine the appropriate level of risk, given our business strategy, operating environment, capital and liquidity requirements, and performance objectives; and to manage that risk in a manner consistent with guidelines approved by the Boards of Directors of the Company and the Bank.

As a financial institution, we are focused on reducing our exposure to interest rate volatility, which represents our primary market risk. Changes in market interest rates represent the greatest challenge to our financial performance, as such changes can have a significant impact on the level of income and expense recorded on a large portion of our interest-earning assets and interest-bearing liabilities, and on the market value of all interest-earning assets, other than those possessing a short term to maturity. To reduce our exposure to changing rates, the Board of Directors and management monitor interest rate sensitivity on a regular or as needed basis so that adjustments to the asset and liability mix can be made when deemed appropriate.

The actual duration of held for investment mortgage loans and mortgage-related securities can be significantly impacted by changes in prepayment levels and market interest rates. The level of prepayments may, in turn, be impacted by a variety of factors, including the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgages. However, the factors with the most significant impact on prepayments are market interest rates and the availability of refinancing opportunities.

Interest Rate Sensitivity Analysis

Interest rate sensitivity is monitored through the use of a model that generates estimates of the change in our Economic Value of Equity ("EVE") over a range of interest rate scenarios. EVE is defined as the net present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The EVE ratio, under any interest rate scenario, is defined as the EVE in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan and mortgage-backed securities prepayment rates, current market value spreads, and deposit decay rates and betas.

Based on the information and assumptions in effect at December 31, 2024, the following table sets forth our EVE, assuming the changes in interest rates noted:

Change in Interest Rates (in basis points)	Estimated Percentage Change in Economic Value of Equity
-200 shock	2.40%
-100 shock	1.00%
+100 shock	(1.40)%
+200 shock	(3.60)%

The net changes in EVE presented in the preceding table are within the parameters approved by the Boards of Directors of the Company and the Bank.

Accordingly, while the EVE analysis provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income, and may very well differ from actual results.

Interest Rate Risk is also monitored through the use of a model that generates Net Interest Income ("NII") simulations over a range of interest rate scenarios. Modeling changes in NII requires that certain assumptions be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NII analysis presented below assumes that the composition of our interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Furthermore, the model does not take into account the benefit of any strategic actions we may take to further reduce our exposure to interest rate risk. The assumptions used in the net interest income simulation are inherently uncertain. Actual results may differ significantly from those presented in the following table, due to the frequency, timing, and magnitude of changes in interest rates; changes in spreads between maturity and repricing categories; and prepayments, among other factors, coupled with any actions taken to counter the effects of any such changes.

Based on the information and assumptions in effect at December 31, 2024, the following table reflects the estimated percentage change in future net interest income for the next twelve months, assuming the changes in interest rates noted:

Change in Interest Rates (in basis points) [1]	Estimated Percentage Change in Future Net Interest Income
-200 shock	(3.0)%
-100 shock	(1.5)%
+100 shock	0.4%
+200 shock	0.5%

(1)   *In general, short- and long-term rates are assumed to increase in parallel instantaneously and then remain unchanged.*

The net changes in NII presented in the preceding table are within the parameters approved by the Boards of Directors of the Company and the Bank.

Future changes in our mix of assets and liabilities may result in greater changes to our EVE, and/or NII simulations.

In the event that our EVE and net interest income sensitivities were to breach our internal policy limits, we would undertake the following actions to ensure that appropriate remedial measures were put in place:

- In formulating appropriate strategies, the Asset and Liability Management Committee would ascertain the primary causes of the variance from policy tolerances, the expected term of such conditions, and the projected effect on capital and earnings.

- Our Asset and Liability Management Committee would inform the Board of Directors of the variance, and present recommendations to the Board regarding proposed courses of action to restore conditions to within-policy tolerances.

Where temporary changes in market conditions or volume levels result in significant increases in risk, strategies may involve reducing open positions or employing other balance sheet management activities including the potential use of derivatives to reduce the risk exposure. Where variance from policy tolerances is triggered by more fundamental imbalances in the risk profiles of core loan and deposit products, a remedial strategy may involve restoring balance through natural hedges to the extent possible before employing synthetic hedging techniques. Other strategies might include:

- Asset restructuring, involving sales of assets having higher risk profiles, or a gradual restructuring of the asset mix over time to affect the maturity or repricing schedule of assets;

- Liability restructuring, whereby product offerings and pricing are altered or wholesale borrowings are employed to affect the maturity structure or repricing of liabilities;

- Expansion or shrinkage of the balance sheet to correct imbalances in the repricing or maturity periods between assets and liabilities; and/or

- Use or alteration of off-balance sheet positions, including interest rate swaps, caps, floors, options, and forward purchase or sales commitments.

At December 31, 2024, the estimated change in net interest income over the next twelve months for a 100 basis point reduction in short term interest rates with no change in long term interest rates is 0.65 percent and the estimated change for a 100 basis point increase in short term rates is -0.54 percent.

Regulatory Capital

The Company is a bank holding company subject to regulation, examination and supervision by the Federal Reserve while the Bank is a national bank subject to regulation, examination, and supervision by the Office of the Comptroller of the Currency. Effective October 1, 2023, we became subject to Category IV prudential standards which included heightened requirements related to capital, liquidity and risk management, as follows:

- As a Category IV firm we maintain a capital plan approved by the Board of Directors which includes analysis under various company-derived stress scenarios. The Company submitted its 2024 capital plan to the Federal Reserve as required by regulation and received written feedback on the plan and associated governance which it has begun to address as part of the capital planning activities for 2025 and subsequent periods. Category IV institutions are subject to a supervisory stress test every other year. The supervisory stress test will first be applicable to the Company in 2026.
- Category IV institutions are required to perform liquidity stress tests that consider the potential impact of market and idiosyncratic stresses over various time horizons, and to maintain an on-balance sheet liquidity buffer at least equal to the 30-day stress horizon. The Company has developed and continues to enhance its liquidity stress capabilities. As a result of the requirement to maintain a liquidity buffer, the Company significantly increased its on balance sheet liquidity during 2024.
- Category IV firms are required to prepare and maintain formal resolution plans for actions to be undertaken in the event of firm failure. The FDIC issued a final rule revising the resolution plan requirements effective October 1, 2024. The Company will submit its first resolution plan under the final rule in mid-2025. The Company has a program underway to develop the resolution plan and does not expect any material impact to the Company in developing the plan.
- Under regulatory heightened standards, a risk governance framework (the "Risk Governance Framework") is required to be developed and maintained to manage and control the risk-taking activities of the firm. Management has developed a written framework and is implementing the various components in an integrated fashion as underlying business processes mature. Heightened standards also require risk limits, metrics, and analytics which monitor the size and direction of key risks in the organization. The Company has established risk limits which are monitored by the Board of Directors and continues to enhance related metrics and analytics.

The Bank is subject to the Prompt Corrective Action regulatory capital framework that establishes five categories of capital adequacy ranging from "well capitalized" to "critically undercapitalized." An institution's capital category affects various matters, including legal requirements for regulators to take prompt corrective action and the level of a bank's Federal Deposit Insurance Corporation deposit insurance premium assessments. Capital amounts and classifications are also subject to the regulators' qualitative judgments about the components of capital and risk weighting assets, among other factors, and the regulators have discretion to require that institutions maintain capital in excess of minimum levels.

The quantitative measures established to ensure capital adequacy require that banks and bank holding companies maintain minimum amounts and ratios of leverage capital to average assets and of common equity tier 1 capital, tier 1 capital, and total capital to risk-weighted assets (as such measures are defined in the regulations). At December 31, 2024, our capital measures continued to exceed the minimum federal requirements for a bank holding company and for a bank. The following tables set forth the common equity tier 1, tier 1 risk-based, total risk-based, and leverage capital amounts and ratios for the Company on a consolidated basis and for the Bank on a stand-alone basis, as well as the respective minimum regulatory capital requirements, as of the dates shown:

The following table presents the Company's regulatory capital position:

	Risk-Based Capital							
December 31, 2024	Common Equity Tier 1		Tier 1		Total		Leverage Capital	
(in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital	$ 7,997	11.83 %	$ 8,501	12.57 %	$ 10,238	15.14 %	$ 8,501	7.68 %
Minimum for capital adequacy purposes	3,043	4.50	4,057	6.00	5,409	8.00	4,428	4.00
Excess	$ 4,954	7.33 %	$ 4,444	6.57 %	$ 4,829	7.14 %	$ 4,073	3.68 %
December 31, 2023								
Total capital	$ 8,009	9.05 %	$ 8,512	9.62 %	$ 10,415	11.77 %	$ 8,512	7.75 %
Minimum for capital adequacy purposes	3,983	4.50	5,310	6.00	7,081	8.00	4,392	4.00
Excess	$ 4,026	4.55 %	$ 3,202	3.62 %	$ 3,334	3.77 %	$ 4,120	3.75 %

The increase in our capital ratios from December 31, 2023 was primarily driven by a $1.05 billion capital investment in the first quarter 2024 and the sale of certain non core businesses. At the date of the investment, $413 million of the capital investment was recorded in common equity, with the remainder in mezzanine equity until the associated preferred stock is converted or exchanged into common stock. As of December 31, 2024, all but $1 million of the preferred stock converted to common stock. Refer to Note 19 - Mezzanine and Stockholders' Equity for additional details.

The following table presents the Bank's regulatory capital position:

	Risk-Based Capital							
December 31, 2024	Common Equity Tier 1		Tier 1		Total		Leverage Capital	
(dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital	$ 8,912	13.21 %	$ 8,912	13.21 %	$ 9,760	14.47 %	$ 8,912	8.05 %
Minimum for capital adequacy purposes	3,036	4.50	4,048	6.00	5,398	8.00	4,426	4.00
Excess	$ 5,876	8.71 %	$ 4,864	7.21 %	$ 4,362	6.47 %	$ 4,486	4.05 %
December 31, 2023								
Total capital	$ 9,305	10.52 %	$ 9,305	10.52 %	$ 10,271	11.61 %	$ 9,305	8.48 %
Minimum for capital adequacy purposes	3,980	4.50	5,307	6.00	7,076	8.00	4,389	4.00
Excess	$ 5,325	6.02 %	$ 3,998	4.52 %	$ 3,195	3.61 %	$ 4,916	4.48 %

At December 31, 2024, our total risk-based capital ratio exceeded the minimum requirement for capital adequacy purposes by 714 basis points and the fully phased-in capital conservation buffer by 464 basis points.

At December 31, 2024, the Bank also exceeded the minimum capital requirements to be categorized as "Well Capitalized." To be categorized as well capitalized, a bank must maintain a minimum common equity tier 1 ratio of 6.50 percent; a minimum tier 1 risk-based capital ratio of 8 percent; a minimum total risk-based capital ratio of 10 percent; and a minimum leverage capital ratio of 5 percent.

During the year ended December 31, 2024, we sold our third-party mortgage origination business, our mortgage servicing platform, our mortgage servicing right assets and mortgage warehouse business. In total, these transactions and other reductions in risk weighted assets increased our common equity tier 1 ratio 269 basis points compared to December 31, 2023.

Critical Accounting Estimates

Various elements of our accounting policies, by their nature, are subject to estimation techniques, valuation assumptions and other subjective assessments. Certain accounting policies that, due to the judgment, estimates and assumptions are critical to an understanding of our Consolidated Financial Statements and the Notes, are described in Item 1. These policies relate to: (a) the determination of our allowance for credit losses, (b) fair value measurements and (c) the acquisition method of accounting. We believe the judgment, estimates and assumptions used in the preparation of our Consolidated Financial Statements and the Notes are appropriate given the factual circumstances at the time. However, given the sensitivity of our Consolidated Financial Statements and the Notes to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations and/or financial condition.

For further information on our critical accounting policies, please refer to Note 2 - Summary of Significant Accounting Policies.

Reportable Segment and Reporting Unit

We operate in a single reportable segment and have identified one reporting unit which is the same as our operating segment. In the future we plan to continue to assess our reportable segments and reporting units, which may result in a change to either or both in future reporting periods. Please refer to Note 22 - Segments.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

A discussion regarding our management of market risk is included in "Interest Rate Risk" in this report in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Flagstar Financial, Inc.
Consolidated Statements of Condition

(in millions, except per share data)		December 31, 2024		December 31, 2023
ASSETS:				
Cash and cash equivalents	$	15,430	$	11,475
Securities:				
Debt Securities available-for-sale		10,402		9,145
Equity investments with readily determinable fair values, at fair value		14		14
Total securities		10,416		9,159
Loans held for sale		899		1,182
Loans and leases held for investment, net of deferred loan fees and costs		68,272		84,619
Less: Allowance for credit losses on loans and leases		(1,201)		(992)
Total loans and leases held for investment, net		67,071		83,627
Federal Home Loan Bank stock and Federal Reserve Bank stock, at cost		1,146		1,392
Premises and equipment, net		562		652
Core deposit and other intangibles		488		625
Mortgage servicing rights		26		1,111
Bank-owned life insurance		1,605		1,580
Other assets		2,517		3,254
Total assets	$	100,160	$	114,057
LIABILITIES AND STOCKHOLDERS' EQUITY:				
Deposits:				
Interest-bearing checking and money market accounts	$	20,780	$	30,700
Savings accounts		14,282		8,773
Certificates of deposit		27,324		21,554
Non-interest-bearing accounts		13,484		20,499
Total deposits		75,870		81,526
Borrowed funds:				
Wholesale borrowings		13,400		20,250
Junior subordinated debentures		582		579
Subordinated notes		444		438
Total borrowed funds		14,426		21,267
Other liabilities		1,696		2,897
Total liabilities		91,992		105,690
Mezzanine equity:				
Preferred stock - Series B		1		—
Stockholders' equity:				
Preferred stock - Series A and D		503		503
Common stock at par 0.01 (666,666,666 and 300,000,000.00 shares authorized; 422,416,178 and 248,051,930 shares issued; and 414,934,628 and 240,688,790 shares outstanding, respectively) [1]		4		2
Paid-in capital in excess of par		9,282		8,236
(Accumulated deficit)/retained earnings		(763)		443
Treasury stock, at cost (7,481,550 and 7,363,140 shares, respectively)		(219)		(218)
Accumulated other comprehensive loss, net of tax:				
Net unrealized loss on securities available for sale, net of tax of $249 and $225, respectively		(653)		(581)
Net unrealized loss on pension and post-retirement obligations, net of tax of $14 and $12, respectively		(35)		(28)
Net unrealized gain on cash flow hedges, net of tax of $(18) and $(6), respectively		48		10
Total accumulated other comprehensive loss, net of tax		(640)		(599)
Total stockholders' equity		8,167		8,367
Total liabilities, mezzanine and stockholders' equity	$	100,160	$	114,057

(1) On June 27, 2024, the Company announced a 1 for 3 reverse stock split, effective July 11, 2024. This reverse stock split is reflected retroactively in all periods presented. See Note 1 - Description of Business, Organization and Basis of Presentation.

See accompanying notes to the consolidated financial statements.

Flagstar Financial, Inc.
Consolidated Statements of (Loss) Income

(in millions, except per share data)	Year Ended December 31,		
	2024	2023	2022
INTEREST INCOME:			
Loans and leases	$ 4,369	$ 4,509	$ 1,848
Securities and money market investments	1,584	982	244
Total interest income	5,953	5,491	2,092
INTEREST EXPENSE:			
Interest-bearing checking and money market accounts	869	943	226
Savings accounts	345	169	60
Certificates of deposit	1,362	646	97
Borrowed funds	1,225	656	313
Total interest expense	3,801	2,414	696
Net interest income	2,152	3,077	1,396
Provision for credit losses	1,092	833	133
Net interest income after provision for credit loan losses	1,060	2,244	1,263
NON-INTEREST INCOME:			
Fee income	150	172	27
Bank-owned life insurance	42	43	32
Net return on mortgage servicing rights	73	103	6
Net gain on loan sales and securitizations	48	89	5
Net gain on mortgage/servicing sale	89	—	—
Net loan administration income	2	82	3
Bargain purchase gain	(121)	2,131	159
Other	117	67	15
Total non-interest income	400	2,687	247
NON-INTEREST EXPENSE:			
Operating expenses:			
Compensation and benefits	1,263	1,149	354
FDIC insurance	313	126	—
Occupancy and equipment	211	200	92
General and administrative	809	624	158
Total operating expense	2,596	2,099	604
Intangible asset amortization	136	126	5
Merger-related and restructuring expenses	106	330	75
Goodwill impairment	—	2,426	—
Total non-interest expense	2,838	4,981	684
(Loss) income before income taxes	(1,378)	(50)	826
Income tax (benefit)/expense	(260)	29	176
Net (loss) income	$ (1,118)	$ (79)	$ 650
Preferred stock dividends	35	33	33
Net (loss) attributable / net income available to common stockholders	$ (1,153)	$ (112)	$ 617
Basic (loss) earnings per common share [1]	$ (3.49)	$ (0.49)	$ 3.78
Diluted (loss) earnings per common share [1]	$ (3.49)	$ (0.49)	$ 3.77

(1) On June 27, 2024, the Company announced a 1 for 3 reverse stock split, effective July 11, 2024. This reverse stock split is reflected retroactively in all periods presented. See Note 1 - Description of Business, Organization and Basis of Presentation.

See accompanying notes to the consolidated financial statements.

Flagstar Financial, Inc.
Consolidated Statements of (Loss) Income

(in millions)	Year Ended December 31, 2024	2023	2022
Net (loss) income	$ (1,118)	$ (79)	$ 650
Other comprehensive gain (loss), net of tax:			
Net unrealized gain (loss) on securities available for sale	(72)	45	(581)
Net unrealized gain (loss) in pension and post-retirement obligations	(6)	18	(15)
Net unrealized gain (loss) on cash flow hedges	37	(42)	61
Total other comprehensive gain (loss), net of tax	(41)	21	(535)
Total comprehensive (loss) income, net of tax	$ (1,159)	$ (58)	$ 115
Income tax expense (benefit) of items included in other comprehensive income:			
Net unrealized gain (loss) on securities available for sale	$ (24)	$ 15	$ (223)
Net unrealized gain (loss) in pension and post-retirement obligations	$ (2)	$ 6	$ (6)
Net unrealized gain (loss) on cash flow hedges	$ 12	$ (14)	$ 23

Flagstar Financial, Inc.
Consolidated Statements of Changes in Stockholders' Equity

(in millions, except share data)	Shares Outstanding[1]	Preferred Stock (Par Value: $0.01)	Common Stock (Par Value: 0.01)	Paid-in Capital in excess of Par	(Accumulated deficit)/ Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss, Net of Tax	Total Stockholders' Equity	Preferred Stock Mezzanine (Par Value: $0.01)
Year Ended December 31, 2024									
Balance at December 31, 2023	240,688,790	$ 503	$ 2	$ 8,236	$ 443	$ (218)	$ (599)	$ 8,367	$ —
Issuance of mezzanine preferred stock Series B, net (192,062 shares)	—	—	—	—	—	—	—	—	258
Issuance of mezzanine preferred stock Series C, net (256,307 shares)	—	—	—	—	—	—	—	—	346
Issuance of Commons Shares and Conversion of Series B preferred to common shares, net	63,770,655	—	1	257	—	—	—	258	(257)
Issuance of Common Shares for the Conversion of Series C preferred, net	85,435,619	—	1	341	—	—	—	342	(346)
Issuance of Common Shares for March 2024 capital raise	25,543,655	—	—	102	—	—	—	102	—
Issuance of warrants to purchase common shares	—	—	—	302	—	—	—	302	—
Shares issued for restricted stock, net of forfeitures	(16,633)	—	—	(10)	—	10	—	—	—
Compensation expense related to restricted stock awards	—	—	—	54	—	—	—	54	—
Net loss	—	—	—	—	(1,118)	—	—	(1,118)	—
Dividends paid on common stock ($0.20)	—	—	—	—	(53)	—	—	(53)	—
Dividends paid on preferred stock Series A ($63.76), Series B ($6.66)	—	—	—	—	(35)	—	—	(35)	—
Purchase of common stock	(487,458)	—	—	—	—	(11)	—	(11)	—
Other comprehensive loss, net of tax	—	—	—	—	—	—	(41)	(41)	—
Balance at December 31, 2024	414,934,628	$ 503	$ 4	$ 9,282	$ (763)	$ (219)	$ (640)	$ 8,167	$ 1
Year Ended December 31, 2023									
Balance at December 31, 2022	227,072,445	$ 503	$ 2	$ 8,135	$ 1,041	$ (237)	$ (620)	$ 8,824	$ —
Issuance and exercise of FDIC Equity appreciation instrument	13,010,668	—	—	85	—	—	—	85	—
Shares issued for restricted stock, net of forfeitures	1,024,855	—	—	(31)	—	31	—	—	—
Compensation expense related to restricted stock awards	—	—	—	47	—	—	—	47	—
Net income	—	—	—	—	(79)	—	—	(79)	—
Dividends paid on common stock ($2.04)	—	—	—	—	(486)	—	—	(486)	—
Dividends paid on series A preferred stock ($63.76)	—	—	—	—	(33)	—	—	(33)	—
Purchase of common stock	(419,178)	—	—	—	—	(12)	—	(12)	—
Other comprehensive income, net of tax	—	—	—	—	—	—	21	21	—
Balance at December 31, 2023	240,688,790	$ 503	$ 2	$ 8,236	$ 443	$ (218)	$ (599)	$ 8,367	$ —
Year Ended December 31, 2022									
Balance at December 31, 2021	155,005,214	$ 503	$ —	$ 6,131	$ 741	$ (246)	$ (85)	$ 7,044	$ —
Issuance and exercise of FDIC Equity appreciation instrument	71,663,439	—	2	2,008	—	—	—	2,010	—
Shares issued for restricted stock, net of forfeitures	1,182,770	—	—	(33)	—	33	—	—	—
Compensation expense related to restricted stock awards	—	—	—	29	—	—	—	29	—
Net income	—	—	—	—	650	—	—	650	—
Dividends paid on common stock ($2.04)	—	—	—	—	(317)	—	—	(317)	—
Dividends paid on series A preferred stock ($63.76)	—	—	—	—	(33)	—	—	(33)	—
Purchase of common stock	(778,978)	—	—	—	—	(24)	—	(24)	—
Other comprehensive loss, net of tax	—	—	—	—	—	—	(535)	(535)	—
Balance at December 31, 2022	227,072,445	$ 503	$ 2	$ 8,135	$ 1,041	$ (237)	$ (620)	$ 8,824	$ —

(1)   On June 27, 2024, the Company announced a 1 for 3 reverse stock split, effective July 11, 2024. This reverse stock split is reflected retroactively in all periods presented. See Note 1 - Description of Business, Organization and Basis of Presentation.

See accompanying notes to the consolidated financial statements.

Flagstar Financial, Inc.
Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31,		
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (1,118)	$ (79)	$ 650
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	1,092	833	133
Amortization of intangibles	136	126	5
Depreciation	48	39	18
Amortization of discounts and premiums, net	181	221	(37)
Net loss on securities	—	1	2
Net gain on MSR sale	(89)	—	—
Net gain on sales of loans	(48)	(89)	(5)
Net gain on sales of fixed assets	—	—	(2)
Long-term asset impairment	77	—	—
Loss (gain) on business acquisition	121	(2,131)	(159)
Goodwill Impairment	—	2,426	—
Stock-based compensation	54	47	29
Deferred tax expense	(411)	(187)	(3)
Changes in operating assets and liabilities:			
Decrease (increase) in other assets	282	(721)	348
Decrease in other liabilities	(769)	(255)	(100)
Purchases of securities held for trading	—	(10)	(75)
Proceeds from sales of securities held for trading	—	10	75
Change in loans held for sale, net	530	32	147
Proceeds from sales of loans originated for sale		—	—
Net cash provided by operating activities	86	263	1,026
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from repayment of securities available for sale	2,099	1,402	732
Proceeds from sales of securities available for sale including loans that have been securitized	373	1,858	228
Purchase of securities available for sale	(3,440)	(3,046)	(2,242)
Redemption of Federal Home Loan Bank stock	436	1,501	635
Purchases of Federal Home Loan Bank and Federal Reserve Bank stock	(190)	(1,626)	(839)
Proceeds from bank-owned life insurance, net	21	30	16
Purchases of loans	—	—	(162)
Net proceeds from sales of MSR's	1,418	50	—
Other changes in loans, net	14,772	(4,331)	(5,019)
Purchases of premises and equipment, net	(36)	(66)	(3)
Cash acquired in business acquisition	—	24,901	331
Net cash provided by (used in) investing activities	15,453	20,673	(6,323)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	(5,671)	(10,738)	7,662
Net (decrease) increase in short-term borrowed funds	(4,250)	(550)	2,550
Proceeds from long-term borrowed funds	28,236	19,850	9,479
Repayments of long-term borrowed funds	(30,837)	(19,374)	(13,960)
Net receipt (disbursement) of payments of loans serviced for others	27	(66)	(189)
Cash dividends paid on common stock	(53)	(486)	(317)
Cash dividends paid on preferred stock	(35)	(33)	(33)
Treasury stock repurchased	—	—	(7)
Proceeds from common stock issued, net	1,004	—	—
Proceeds from preferred stock issued, net	1	—	—
Payments relating to treasury shares received for restricted stock award tax payments	(11)	(12)	(17)
Net cash (used in) provided by financing activities	(11,589)	(11,409)	5,168

Net increase (decrease) in cash, cash equivalents, and restricted cash [1]		3,950	9,527	(129)
Cash, cash equivalents, and restricted cash at beginning of year [1]		11,609	2,082	2,211
Cash, cash equivalents, and restricted cash at end of year [1]	$	15,559	$ 11,609	$ 2,082
Supplemental information:				
Cash paid for interest	$	3,693	$ 2,290	$ 657
Cash paid for income taxes		33	54	17
Non-cash investing and financing activities:				
Transfers to repossessed assets from loans	$	6	$ 9	$ —
Securitization of loans to mortgage-backed securities available for sale		267	222	162
Transfer of loans from held for investment to held for sale		8,610	163	—
Non-cash reclassification of LHFS to securitized HFS loans		—	—	153
Transfer of loans from held for sale to held for investment		—	—	—
Mortgage servicing rights resulting from sale or securitization of loans		—	—	19
Shares issued for restricted stock awards		10	31	33
Business Combinations:				
Fair value of tangible assets acquired		—	37,384	24,449
Intangible assets		—	464	292
Mortgage servicing rights		—	—	1,012
Liabilities assumed		—	35,632	23,584
Common Stock issued in business combination		—	—	2,010
Issuance of FDIC Equity appreciation instrument		—	85	—

(1) For further information on restricted cash, see Note 2 - Summary of Significant Accounting Policies

See accompanying notes to the consolidated financial statements.

Note 1 - Description of Business, Organization and Basis of Presentation

Organization

Flagstar Financial, Inc. (on a stand-alone basis, the "Parent Company" or, collectively with its subsidiaries, the "Company" or "we") was organized under Delaware law on July 20, 1993, and is the holding company for Flagstar Bank N.A. (hereinafter referred to as the "Bank"). The Company is headquartered in Hicksville, New York with regional headquarters in Troy, Michigan. Our Board of Directors approved and adopted an amendment to our Amended and Restated Certificate of Incorporation, changing our name to Flagstar Financial, Inc. Additionally, effective October 25, 2024, our common stock which was traded on the New York Stock Exchange ceased trading under the ticker symbol "NYCB" and commenced trading under the ticker symbol "FLG."

The Company is subject to regulation, examination and supervision by the Federal Reserve. The Bank is a National Association, subject to federal regulation and oversight by the Office of the Comptroller of the Currency.

Flagstar Bank, N.A. currently operates over 400 locations across ten states, including strong footholds in the Northeast and Midwest and exposure to markets in the Southeast and West Coast. This includes approximately 80 private banking teams located in over ten cities in the metropolitan New York City region and on the West Coast, which serve the needs of high-net worth individuals and their businesses.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and other entities in which the Company has a controlling financial interest. The accompanying financial statements of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used primarily in connection with the determination of the allowance for credit losses, mortgage servicing rights and the acquisition method of accounting.

All inter-company accounts and transactions are eliminated in consolidation. The Company currently has certain unconsolidated subsidiaries in the form of wholly owned statutory business trusts, which were formed to issue guaranteed capital securities. See Note 12 - Borrowed Funds, for additional information regarding these trusts.

When necessary, certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. On July 11, 2024, a previously announced reverse stock split of the Company's issued and outstanding shares of common stock at a ratio of 1-for-3 took effect. In accordance with ASC 260-10-55-12, the Company has adjusted the number of shares, per-share computations and the computations of basic and diluted earnings per share retroactively for all periods presented in the financial statements and related notes.

Adoption of New Accounting Standards

Standard	Description	Effect on Financial Statements
ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This Accounting Standards Update ("ASU") clarifies that a contractual restriction on the sale of an equity security should not be considered in measuring its fair value. In addition, the ASU requires specific disclosures related to equity securities that are subject to contractual sale restrictions.	Adoption of this ASU did not have a material impact on the consolidated financial statements.
ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets	The amendments in this update require entities that hold certain crypto assets to measure such assets at fair value and recognize any changes in fair value in net income in each reporting period, along with other presentation and disclosure matters.	Adoption of this ASU did not have an impact on the consolidated financial statements as the Company does not hold and has no plans to hold crypto assets.
ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements	This Update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance.	We early adopted this ASU which did not have a material impact on the consolidated financial statements.
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The amendments in this update require certain disclosures related to segment reporting in annual and interim periods. The ASU also clarifies that companies may report on additional measures if the chief operating decision maker uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU should be applied on a retrospective basis.	We adopted this guidance as of December 31, 2024, on a retrospective basis. See Note 22 Segment Reporting for additional information.

Accounting Standards Issued but Not Yet Adopted

Standard	Description	Effect on Financial Statements	Date of Required Adoption
ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative	This ASU clarifies and improves disclosure requirements for a variety of topics. The amendments should be applied prospectively.	The adoption of this ASU is not expected to have a material impact on the consolidated financial statements and disclosures.	The date on which the SEC's removal of related disclosures from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited.
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance should be applied on a prospective or retrospective basis.	We are in the process of assessing the impact of the adoption of this ASU on the consolidated financial statements and disclosures.	January 1, 2025 Early adoption is permitted.
ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application for Profits Interest and Similar Awards	This guidance provides the addition of illustrative examples clarifying the accounting for profits interest and similar awards. The guidance should be applied on a prospective or retrospective basis.	The adoption of this ASU is not expected to have a material impact on the consolidated financial statements and disclosures.	January 1, 2025 Early adoption is permitted.
ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	The ASU improves the disclosures about a public business entity's expenses and addresses requests from investors for more detailed information about the types of expenses in commonly presented expense captions.	We are in the process of assessing the impact of the adoption of this ASU on the consolidated financial statements and disclosures.	January 1, 2027 Early adoption is permitted.
ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments	This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an "induced conversion."	The adoption of this ASU is not expected to have a material impact on the consolidated financial statements and disclosures.	January 1, 2026 Early adoption is permitted.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash on hand, cash due from other banks, short term money market investments, and interest-bearing deposits.

Debt Securities and Equity Investments with Readily Determinable Fair Values

The securities portfolio primarily consists of mortgage-related securities and, to a lesser extent, debt and equity securities. Securities that are classified as "available for sale" are carried at their estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders' equity. Securities that the Company has the intent and ability to hold to maturity are classified as "held to maturity" and carried at amortized cost.

The fair values of our securities—and particularly our fixed-rate securities—are affected by changes in market interest rates and credit spreads. In general, as interest rates rise and/or credit spreads widen, the fair value of fixed-rate securities will decline. As interest rates fall and/or credit spreads tighten, the fair value of fixed-rate securities will rise.

The Company evaluates available-for-sale debt securities in unrealized loss positions at least quarterly to determine if an allowance for credit losses is required. The allowance for credit losses related to our available for-sale debt securities is de minimis.

The Company first assesses whether (i) it intends to sell, or (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of these criteria is met, any previously recognized allowances are charged off and the security's amortized cost basis is written down to fair value through income. If neither of the aforementioned criteria are met, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Management has made the accounting policy election to exclude accrued interest receivable on available-for-sale securities from the estimate of credit losses. Available-for-sale debt securities are placed on non-accrual status when the Company no longer expects to receive all contractual amounts due. Accrued interest receivable is reversed against interest income when a security is placed on non-accrual status.

Equity investments with readily determinable fair values are measured at fair value with changes in fair value recognized in net income.

Premiums and discounts on securities are amortized to expense and accreted to income over the remaining period to contractual maturity using the interest method and are adjusted for anticipated prepayments. Dividend and interest income are recognized when earned. The cost of securities sold is based on the specific identification method.

The Company also holds shares of FHLB-NY stock and FHLB-Indianapolis stock, which are carried at cost, and evaluated for impairment.

Loans Held for Sale

The Company classifies loans as Loans Held for Sale when we originate or purchase loans that we intend to sell. We have elected the fair value option for the majority of our loans held for sale. The Company estimates the fair value of mortgage loans based on quoted market prices for securities backed by similar types of loans, where available, or by discounting estimated cash flows using observable inputs inclusive of interest rates, prepayment speeds and loss assumptions for similar collateral. Changes in fair value are recorded to other noninterest income on the Consolidated Statements of (Loss) Income. Loans held for sale that are recorded at the lower of cost or fair value may be carried at fair value on a nonrecurring basis when the fair value is less than cost. For further information, see Note 18 - Fair Value Measurement.

Loans that are transferred into the loans held for sale portfolio from the loans held for investment portfolio, due to a change in intent, are recorded at the lower of cost or fair value. Gains or losses recognized upon the sale of loans are determined using the specific identification method.

Loans Held for Investment

Loans and leases, net, are carried at unpaid principal balances, including unearned discounts, purchase accounting (i.e., acquisition-date fair value) adjustments, net deferred loan origination costs or fees, and the allowance for credit losses on loans and leases.

The Company recognizes interest income on loans using the interest method over the life of the loan. Accordingly, the Company defers certain loan origination and commitment fees, and certain loan origination costs, and amortizes the net fee or cost as an adjustment to the loan yield over the term of the related loan. When a loan is sold or repaid, the remaining net unamortized fee or cost is recognized in interest income.

A loan generally is classified as a "non-accrual" loan when it is 90 days or more past due or when it is deemed to be impaired because the Company no longer expects to collect all amounts due according to the contractual terms of the loan agreement. When a loan is placed on non-accrual status, management ceases the accrual of interest owed, and previously accrued interest is reversed in interest income. A loan is generally returned to accrual status when the loan is current, and management has reasonable assurance that the loan will be fully collectible.

Loans with Government Guarantees

The Company originates government guaranteed loans which are pooled and sold as Ginnie Mae mortgage-backed securities. Pursuant to Ginnie Mae servicing guidelines, the Company has the unilateral right to repurchase loans securitized in Ginnie Mae pools that are due, but unpaid, for three consecutive months. As a result, once the delinquency criteria have been met, and regardless of whether the repurchase option has been exercised, the Company accounts for the loans as if they had been repurchased. If the loan is repurchased, the liability is cash settled and the loan with government guarantee remains. Once repurchased, the Company, as an approved lender, works to cure the outstanding loans such that they are re-eligible for sale or may begin foreclosure and recover losses through a claims process with the government agency.

Allowance for Credit Losses on Loans and Leases

The allowance for credit losses represents management's estimate of expected credit losses over the remaining contractual terms of the related loans and leases, including those on unfunded commitments. The allowance for credit losses on loans and leases is deducted from the amortized cost basis of a financial asset or a group of financial assets so that the Statement of Condition reflects the net amount the Company expects to collect. Amortized cost is the unpaid loan balance, net of deferred fees and expenses, and includes negative escrow.

Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Subsequent changes in expected credit losses are recognized immediately in net income in the provision for credit losses. The allowance is reduced by charge-offs and increased by recoveries.

The allowance for credit losses on loans and leases is measured on a collective (pool) basis when similar risk characteristics exist and generally are estimated utilizing models. Portfolio segments primarily include multi-family, commercial real estate, specialty finance, commercial and industrial, and 1-4 family portfolio. These models estimate the probability of default and loss given default for individual loans and leases within each risk pool by leveraging economic forecasts, as well as loan-level borrower and collateral characteristics. The Company leverages economic projections including property market and prepayment forecasts from established independent third parties, as well as credit ratings for certain loans within the commercial and industrial portfolio, to inform loss drivers in the forecast. The Company estimates the exposure at default using prepayment models which forecasts prepayments over the life of the loans and leases. The economic forecast and the related economic parameters are developed using available information relating to past events, current conditions, multiple economic forecasts scenarios and related weightings, over the reasonable and supportable forecast period and macroeconomic assumptions. Management estimates the allowance by multiplying the probability of default, loss-given-default and exposure at default depending on economic parameters for each month of the remaining contractual term.

To address the inherent uncertainty in macroeconomic forecasts, the Bank utilizes baseline, upside, and downside macroeconomic scenarios and weights according to the Company's expectation of economic conditions for the foreseeable future. The economic forecast scenarios and related economic parameters are sourced from independent third parties. The economic forecast reasonable and supportable period is 24 months, and afterwards the Company reverts to a historical average loss rate on a straight-line basis over a 12-month period. Historical credit loss experience over the historical loss observation period provides the basis for the estimation of expected credit losses.

Expected credit losses are estimated over the contractual term of the loans, adjusted for forecasted prepayments when appropriate. The contractual term excludes potential extensions or renewals. The methodology used in the estimation of the allowance for credit losses on loan and leases is designed to be dynamic and responsive to changes in portfolio credit quality and forecasted economic conditions. Each quarter, the Company assesses the appropriateness of the economic forecasting period, the reversion period and historical mean at the portfolio segment level, considering any required adjustments for differences in underwriting standards, portfolio mix, and other relevant data shifts over time. Management considers the need for qualitative adjustments to reflect trends not captured within the models. These could address differences in underwriting standards, portfolio mix, current collateral valuations, delinquency levels and terms, or changes in environmental conditions, such as changes in legislation, regulation, policies, administrative practices or other relevant factors.

Loans that do not share risk characteristics are evaluated on an individual basis. These include loans that are in non-accrual status with balances above management-determined materiality thresholds depending on loan class and loans that are designated as Troubled Debt Modifications ("TDMs"). If a loan is determined to be collateral dependent or meets the criteria to apply the collateral-dependent practical expedient, expected credit losses are generally determined based on the fair value of the collateral at the reporting date, less costs to sell as appropriate.

The Company maintains an allowance for credit losses on off-balance sheet credit exposures. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their estimated life.

Intangible Assets

We review our finite lived intangible assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Our largest intangible asset is the core deposit intangible recorded as a result of acquisitions.

Mortgage Servicing Rights

The Company purchases and originates mortgage loans for sale to the secondary market and sells the loans on either a servicing-retained or servicing-released basis. If the Company retains the right to service the loan, an MSR is created at the time of sale which is recorded at fair value. The Company uses an internal valuation model that utilizes an option-adjusted spread, constant prepayment speeds, costs to service and other assumptions to determine the fair value of mortgage servicing rights.

Changes in the fair value of our mortgage servicing rights are reported on the Consolidated Statements of (Loss) Income in net return on mortgage servicing.

Servicing fee income, late fees and ancillary fees received on loans for which the Company owns the MSR are included in net return on mortgage servicing rights on the Consolidated Statements of (Loss) Income. The fees are based on the outstanding principal and are recorded when earned. Subservicing fees, which are included in loan administration income on the Consolidated Statements of (Loss) Income, are based on a contractual monthly amount per loan including late fees and other ancillary income.

During the year we sold the vast majority of our MSR portfolio. For further information, see Note 9 - Mortgage Servicing Rights and Note 18 - Fair Value Measurement.

Premises and Equipment, Net

Premises, furniture, fixtures, and equipment and leasehold improvements are carried at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets or the shorter of the related lease term or the estimated useful life of the improvement (generally 20 years for premises and three to ten years for furniture, fixtures, and equipment). In December 2024, management approved the closure of certain PCG locations and retail branches which was a triggering event for potential impairment. We determined the assets were not fully recoverable, determined the fair value and recorded an associated impairment of $46 million during the quarter. Additionally, the Troy and Cleveland operational centers were classified as held for sale during the quarter and recorded at fair value, resulting in a $31 million impairment expense included within general and administrative expenses on the Consolidated Statements of (Loss) Income.

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the future tax impact attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company considers its expectation of future taxable income and establishes a valuation allowance when realization of a deferred asset is not considered to be "more likely than not."

The Company estimates income taxes payable based on the amount it expects to owe the various federal, state and local tax authorities. In estimating income taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of the Company's tax position. In this process, management also relies on tax opinions, recent audits, and historical experience. Although the Company uses the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing its overall tax position.

Derivative Instruments and Hedging Activities

We utilize derivative instruments to manage the fair value changes in our MSRs, interest rate lock commitments and loans held for sale portfolio which are exposed to price and interest rate risk; facilitate asset/liability management; minimize the variability of future cash flows on long-term debt; and to meet the needs of our customers. All derivatives are recognized on the Consolidated Statements of Financial Condition as other assets and liabilities, as applicable, at their estimated fair value.

For those derivatives designated as qualified cash flow hedges, changes in the fair value of the derivatives, to the extent effective as a hedge, are recorded in accumulated other comprehensive income, net of income taxes, and reclassified into earnings concurrently with the earnings of the hedged item. For derivative instruments designated as qualified fair value hedges, which are used to hedge the exposure of fair value changes of an asset or liability attributable to a particular risk, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in current earnings during the period. For all other derivatives, changes in the fair value of the derivative are recognized immediately in earnings. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

A majority of derivatives are subject to master netting agreements and cleared through a Central Counterparty Clearing House, which mitigates non-performance risk with counterparties and enables us to settle activity on a net basis.

For additional information regarding the accounting for derivatives, see Note 15 - Derivative and Hedging Activities and for additional information on recurring fair value disclosures, see Note 18 - Fair Value Measurement.

Earnings per Common Share (Basic and Diluted)

Basic earnings per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed using the same method as basic earnings per common share, however, the computation reflects the potential dilution that would occur if outstanding in-the-money stock options were exercised and converted into common stock. Diluted earnings per share is the amount of earnings available to each common share outstanding during the reporting periods adjusted to include the effects of potentially dilutive common shares. Potentially dilutive common shares include warrants, convertible preferred stock, stock options and other stock-based awards. Potentially dilutive common shares are excluded from the computation of diluted earnings per share in the periods where the effect would be antidilutive. As the average common share price was above the $7.50 per share exercise price (on an as-converted common stock basis) of the warrants, the corresponding 105 million common shares underlying the shares of Series D NVCE Stock, par value $0.01 per share, underlying such warrants would have been included in the dilutive share count if the Company had positive earnings for the year. Additional information regarding the conversion of preferred shares and warrants is included in Note 19 - Mezzanine and Stockholders' Equity.

Unvested stock-based compensation awards containing non-forfeitable rights to dividends paid on the Company's common stock are considered participating securities and therefore are included in the two-class method for calculating earnings per common share. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends on the common stock. The Company grants restricted stock to certain employees under its stock-based compensation plan. Recipients receive cash dividends during the vesting periods of these awards, including on the unvested portion of such awards. Since these dividends are non-forfeitable, the unvested awards are considered participating securities and therefore have earnings allocated to them.

The following table reflects basic and diluted weighted average shares and net income (loss) per share giving effect to the reverse stock split as if it had been effective for all periods presented giving effect to the July 11, 2024 reverse stock split:

	Year Ended December 31,		
(in millions, except share and per share amounts)	2024	2023	2022
Net (loss) income attributable to common stockholders	$ (1,153)	$ (112)	$ 617
Less: Income allocated to participating securities	—	(5)	(8)
(Loss) earnings attributable to common stock	$ (1,153)	$ (117)	$ 609
Weighted average common shares outstanding	330,713,517	237,881,183	161,201,132
Basic (loss) earnings per common share	$ (3.49)	$ (0.49)	$ 3.78
(Loss) earnings attributable to common stock	$ (1,153)	$ (117)	$ 609
Weighted average common shares outstanding	330,713,517	237,881,183	161,201,132
Potential dilutive common shares	—	—	510,317
Total shares for diluted earnings per common share computation	330,713,517	237,881,183	161,711,449
Diluted (loss) earnings per common share and common share equivalents	$ (3.49)	$ (0.49)	$ 3.77

Note 3 - Business Combinations

Signature Bridge Bank

On March 20, 2023, the Company's wholly owned bank subsidiary, Flagstar Bancorp (the "Bank"), entered into a Purchase and Assumption Agreement (the "Agreement") with the Federal Deposit Insurance Corporation ("FDIC"), as receiver (the "FDIC Receiver") of Signature Bridge Bank, N.A. ("Signature") to acquire certain assets and assume certain liabilities of Signature (the "Signature Transaction"). In connection with the Signature Transaction the Bank assumed all of Signature's branches. The Bank acquired only certain parts of Signature it believed to be financially and strategically complementary that were intended to enhance the Company's future growth.

Pursuant to the terms of the Agreement, the Company was not required to make a cash payment to the FDIC on March 20, 2023, as consideration for the acquired assets and assumed liabilities. Any items identified that affected the bargain gain were recorded in the period they were identified as a result of ongoing discussion that impacted the assets and liabilities acquired or assumed through the first quarter of 2024. Due to the complexity of the transaction that included only certain assets and liabilities of Signature and the servicing agreement, which ceased on March 20, 2024, the Company remains engaged with the FDIC regarding the net settlement of historical activity. This is expected to take time to resolve and may result in net settlement payments to or from the FDIC which could impact other income or expense which, although not expected, could be material to the financial statements in future periods.

In addition, as part of the consideration for the Signature Transaction, the Company granted the FDIC equity appreciation rights in the common stock of the Company under an equity appreciation instrument (the "Equity Appreciation Instrument"). On March 31, 2023, the Company issued 13,010,668 shares of Company common stock to the FDIC pursuant to the Equity Appreciation Instrument. On May 19, 2023, the FDIC completed the secondary offering of those shares.

The Company determined that the Signature Transaction constituted a business combination as defined by Accounting Standards Codification 805, *Business Combinations* ("ASC 805"). ASC 805 establishes principles and requirements as to how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. Accordingly, the assets acquired, and liabilities assumed were recorded based on their preliminary estimated fair values as of March 20, 2023, which were adjusted through March 20, 2024 based on changes to those preliminary estimates.

Under the Agreement, the Company provided certain services to the FDIC to assist the FDIC in its administration of certain assets and liabilities which were not assumed by the Company, and which remain under the control of the FDIC (the "Interim Servicing"). The Interim Servicing included activities related to the servicing of loan portfolios not acquired on behalf of the FDIC until March 20, 2024. The FDIC reimbursed the Company for costs associated with the Interim Servicing based upon an agreed upon fee which approximated the cost to provide such services. Based on the intent to reimburse the Company for the costs to service the loans, neither a servicing asset nor servicing liability was recognized.

The Company did not enter into a loss sharing arrangement with the FDIC in connection with the Signature Transaction.

A summary of the bargain purchase gain is as follows:

(in millions)		
Net assets acquired as of March 20, 2023 before fair value adjustments	$	2,973
Fair value adjustments:		
Loans		(727)
Core deposit and other intangibles		464
Certificates of deposit		27
Other net assets and liabilities		39
FDIC Equity Appreciation Instrument		(85)
Deferred tax liability		(690)
Bargain purchase gain on Signature Transaction, as initially reported	$	2,001
Adjustments related to items identified subsequent to the initial reporting period as of March 20, 2023:		
Measurement period adjustments, excluding taxes	$	(134)
Change in deferred tax liability		143
Bargain purchase gain on Signature Transaction, as adjusted	$	2,010

The assets acquired and liabilities assumed and consideration paid in the Signature Transaction were initially recorded at their estimated fair values based on management's best estimates using information available at the date of the Signature Transaction, and were subject to adjustment for up to one year after the closing date of the Signature Transaction. The incremental changes are included as measurement period adjustments in the table below.

(in millions)	As Initially Reported		Measurement Period Adjustments		As Adjusted	
Purchase Price consideration	$	85	$			85
Fair value of assets acquired:						
Cash & cash equivalents		25,043		(142)		24,901
Loans held for sale		232				232
Loans held for investment:						
Commercial and industrial		10,102		(214)		9,888
Commercial real estate		1,942		(262)		1,680
Consumer and other		174		(1)		173
Total loans held for investment	$	12,218	$	(477)	$	11,741
CDI and other intangible assets		464		—		464
Other assets		679		(266)		413
Total assets acquired	$	38,636	$	(885)	$	37,751
Fair value of liabilities assumed:						
Deposits		33,568		(61)		33,507
Other liabilities		2,982		(833)		2,149
Total liabilities assumed	$	36,550	$	(894)	$	35,656
Fair value of net identifiable assets		2,086		9		2,095
Bargain purchase gain	$	2,001	$	9	$	2,010

During the Measurement Period, the Company recorded adjustments to the estimated fair value of loans and leases acquired based on information received after the transaction date and to adjust other assets and accrued expenses and other liabilities for balances ultimately retained by the FDIC. The Company also recognized a net change in the deferred tax liability due to the measurement period adjustments and the secondary offering of shares completed by the FDIC.

Fair Value of Assets Acquired and Liabilities Assumed

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, reflecting assumptions that a market participant would use when pricing an asset or liability. In some cases, the estimation of fair values requires management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and are subject to change.

Cash and Cash Equivalents

The estimated fair value of cash and cash equivalents approximates their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Loans and leases

The fair value for loans was based on a discounted cash flow methodology that considered credit loss expectations, market interest rates and other market factors such as liquidity from the perspective of a market participant. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The probability of default, loss given default and prepayment assumptions were the key factors driving credit losses which were embedded into the estimated cash flows. These assumptions were informed by internal data on loan characteristics, historical loss experience, and current and forecasted economic conditions. The interest and liquidity component of the estimate was determined by discounting interest and principal cash flows through the expected life of each loan. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity. The discount rates do not include a factor for credit losses as that has been included as a reduction to the estimated cash flows. Acquired loans were marked to fair value and adjusted for any PCD gross up as of the date of the Signature Transaction.

Deposit Liabilities

The fair value of deposit liabilities with no stated maturity (i.e., non-interest-bearing and interest-bearing checking accounts) is equal to the carrying amounts payable on demand. The fair value of certificates of deposit represents contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities.

Core Deposit Intangible

Core deposit intangible ("CDI") is a measure of the value of non-interest-bearing and interest-bearing checking accounts, savings accounts, and money market accounts that are acquired in a business combination. The fair value of the CDI was determined using a discounted cashflow methodology which considered discount rate, customer attrition rates, and other relevant market assumptions. This method estimated the fair value by discounting the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. The CDI relating to the Signature Transaction will be amortized over an estimated useful life of 10 years using the sum of years digits depreciation method. The Company evaluates such identifiable intangibles for impairment when an indication of impairment exists.

PCD loans

Purchased loans that reflect a more than insignificant deterioration of credit from origination are considered PCD. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the allowance for credit losses on the date of acquisition using the same methodology as other loans and leases held for investment. The following table provides a summary of loans and leases purchased as part of the Signature Transaction with credit deterioration and the associated credit loss reserve at acquisition:

(in millions)	Total
Par value (UPB)	$ 583
Allowance for credit losses at acquisition	(13)
Non-credit (discount)	(76)
Fair value	$ 494

Unaudited Pro Forma Information – Signature Transaction

The Company's operating results for the year ended December 31, 2023 include the operating results of the acquired assets and assumed liabilities of Signature subsequent to the acquisition on March 20, 2023. Due to the use of multiple systems and integration of the operating activities into those of the Company, historical reporting for the former Signature operations is impracticable and thus disclosures of the revenue from the assets acquired and income before income taxes is impracticable for the period subsequent to acquisition.

Signature was only in operation from March 12, 2023 to March 20, 2023 and does not have historical financial information on which we could base pro forma information. Additionally, we did not acquire all assets or assume all liabilities of Signature and the historical operations are not consistent with the transaction. Therefore, it is impracticable to provide pro forma information on revenues and earnings for the Signature Transaction in accordance with ASC 805-10-50-2.

Flagstar Bancorp, Inc.

On December 1, 2022, the Company closed the acquisition of Flagstar Bancorp, Inc. ("Flagstar Bancorp") in an all-stock transaction ("Flagstar Transaction"). Flagstar Bancorp was a savings and loan holding company headquartered in Troy, MI.

The acquisition of Flagstar Bancorp was accounted for as a business combination. The Company recorded the preliminary estimate of fair value of the assets acquired and liabilities assumed December 1, 2022.

The following table provides an allocation of consideration paid for the fair value of assets acquired and liabilities and equity assumed from Flagstar Bancorp as of December 1, 2022.

(in millions)	December 1, 2022
Purchase Price consideration	$ 2,010
Fair value of assets acquired:	
Cash & cash equivalents	331
Securities	2,695
Loans held for sale	1,257
Loans held for investment:	
One-to-four family first mortgage	5,438
Commercial and industrial	3,891
Commercial real estate	6,523
Consumer and other	2,156
Total loans held for investment	18,008
CDI and other intangible assets	292
Mortgage servicing rights	1,012
Other assets	2,158
Total assets acquired	25,753
Fair value of liabilities assumed:	
Deposits	15,995
Borrowings	6,700
Other liabilities	889
Total liabilities assumed	23,584
Fair value of net identifiable assets	2,169
Bargain purchase gain	$ 159

Fair Value of Assets Acquired and Liabilities Assumed

Cash and Cash Equivalents

The estimated fair value of cash and cash equivalents approximates their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Investment Securities and Federal Home Loan Bank Stock

Quoted market prices for the securities acquired were used to determine their fair values. If quoted market prices were not available for a specific security, then quoted prices for similar securities in active markets were used to estimate the fair value. The fair value of FHLB-Indianapolis stock is equivalent to the redemption amount.

Loans

Fair values for loans were based on a discounted cash flow methodology that considered credit loss expectations, market interest rates and other market factors such as liquidity from the perspective of a market participant. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The probability of default, loss given default and prepayment assumptions were the key factors driving credit losses which were embedded into the estimated cash flows. These assumptions were informed by internal data on loan characteristics, historical loss experience, and current and forecasted economic conditions. The interest and liquidity component of the estimate was determined by discounting interest and principal cash flows through the expected life of each loan. The discount rates used for loans are based on current market rates for new originations of comparable loans and include adjustments for liquidity. The discount rates do not include a factor for credit losses as that has been included as a reduction to the estimated cash flows. Acquired loans were marked to fair value and adjusted for any PCD gross up as of the merger date.

Core Deposit Intangible

CDI is a measure of the value of non-interest-bearing and interest-bearing checking accounts, savings accounts, and money market accounts that are acquired in a business combination. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. The CDI relating to the Flagstar Bancorp acquisition will be amortized over an estimated useful life of 10 years using the sum of years digits depreciation method. The Company evaluates such identifiable intangibles for impairment when an indication of impairment exists.

Deposit Liabilities

The fair value of deposit liabilities with no stated maturity (i.e., non-interest-bearing and interest-bearing checking accounts) is equal to the carrying amounts payable on demand. The fair value of certificates of deposit represents contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities.

Borrowed Funds

The estimated fair value of borrowed funds is based on bid quotations received from securities dealers or the discounted value of contractual cash flows with interest rates currently in effect for borrowed funds with similar maturities.

PCD loans

Purchased loans that reflect a more than insignificant deterioration of credit from origination are considered PCD. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the allowance for credit losses on the date of acquisition using the same methodology as other loans and leases held for investment. The following table provides a summary of loans and leases purchased as part of the Flagstar Bancorp acquisition with credit deterioration and the associated credit loss reserve at acquisition:

(in millions)		Total
Par value (UPB)	$	1,950
Allowance for credit losses at acquisition		(51)
Non-credit (discount)		(33)
Fair value	$	1,866

Unaudited Pro Forma Information

The Company's results of operations for the year-ended December 31, 2022 include the results of operations of Flagstar Bancorp on and after December 1, 2022. Results for periods prior to December 1, 2022, do not include the results of operations of Flagstar Bancorp.

The following pro forma financial information presents the unaudited consolidated results of operations of the Company and Flagstar Bancorp as if the Flagstar Transaction occurred as of January 1, 2022 with pro forma adjustments. The pro forma adjustments give effect to any change in interest income due to the accretion of the net discounts from the fair value adjustments of acquired loans, any change in interest expense due to the estimated net premium from the fair value adjustments to acquired time deposits and other debt, and the amortization of intangibles had the deposits been acquired as of January 1, 2022. The pro forma amounts for the year ended December 31, 2022 do not reflect the anticipated cost savings that have not yet been realized. Acquisition costs incurred by the Company during the year ended December 31, 2022 are reflected in the pro forma amounts. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Flagstar Transaction occurred at the beginning of 2022.

(in millions)	Year Ended December 31, (unaudited) 2022	
Net interest income	$	2,278
Non-interest income		650
Net income		804
Net income available to common stockholders	$	771

Note 4 - Accumulated Other Comprehensive Income

The following table provides the changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2024, 2023, and 2022:

(in millions)	Securities AFS	Cash Flow Hedges	Pension and Post-retirement Plans	Total
Balance as of December 31, 2021	$ (45)	$ (9)	$ (31)	$ (85)
Net unrealized gains (losses)	(581)	64	(17)	(534)
Amounts reclassified from AOCI	—	(3)	2	(1)
Other comprehensive income (loss)	(581)	61	(15)	(535)
Balance as of December 31. 2022	$ (626)	$ 52	$ (46)	$ (620)
Net unrealized gains (losses)	45	6	12	63
Amounts reclassified from AOCI	—	(48)	6	(42)
Other comprehensive income (loss)	45	(42)	18	21
Balance as of December 31, 2023	$ (581)	$ 10	$ (28)	$ (599)
Net unrealized gains (losses)	(72)	106	(8)	26
Amounts reclassified from AOCI	—	(69)	2	(67)
Other comprehensive income (loss)	(72)	37	(6)	(41)
Balance as of December 31, 2024	$ (653)	$ 47	$ (34)	$ (640)

The following table sets forth the components in accumulated other comprehensive income:

(in millions)	Amount Reclassified out of Accumulated Other Comprehensive Loss [1]			Affected Line Item in the Consolidated Statements of (Loss) Income
Details about Accumulated Other Comprehensive Loss	2024	2023	2022	
Unrealized gains on cash flow hedges:	$ 93	$ 65	$ 4	Interest expense
	(24)	(17)	(1)	Income tax benefit
	$ 69	$ 48	$ 3	Net gain on cash flow hedges, net of tax
Amortization of defined benefit pension plan items:				
Actuarial losses	(3)	(7)	(2)	General and administrative [2]
	1	1	—	Income tax benefit
	$ (2)	$ (6)	$ (2)	Amortization of defined benefit pension plan items, net of tax
Total reclassifications for the period	$ 67	$ 42	$ 1	

(1) Amounts in parentheses indicate expense items.
(2) See Note 21 - Employee Benefits for additional information.

Note 5 - Investment Securities

The following tables summarize the Company's portfolio of debt securities available for sale and equity investments with readily determinable fair values:

(in millions)		December 31, 2024			
		Amortized Cost [1]	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Debt securities available-for-sale					
Mortgage-Related Debt Securities:					
GSE certificates	$	1,273	$ —	$ 167	$ 1,106
GSE CMOs		7,724	27	447	7,304
Private label collateralized mortgage obligations		158	6	1	163
Total mortgage-related debt securities	$	9,155	$ 33	$ 615	$ 8,573
Other Debt Securities:					
GSE debentures	$	1,502	$ —	$ 299	$ 1,203
Asset-backed securities [2]		237	1	2	236
Municipal bonds		5	—	—	5
Corporate bonds		314	—	6	308
Foreign notes		35	—	—	35
Capital trust notes		47	5	10	42
Total other debt securities	$	2,140	$ 6	$ 317	$ 1,829
Total debt securities available for sale	$	11,295	$ 39	$ 932	$ 10,402
Equity securities with readily determinable fair values:					
Mutual funds	$	16	$ —	$ 2	$ 14
Total equity securities with readily determinable fair values	$	16	$ —	$ 2	$ 14
Total securities, net of allowance for credit losses	$	11,311	$ 39	$ 934	$ 10,416

(1) The amortized cost of investment securities is reported net of an allowance for credit losses of $3 million.
(2) The underlying assets of the asset-backed securities are substantially guaranteed by the U.S. Government.
(3) Excludes accrued interest receivable of $35 million included in other assets in the Consolidated Statements of Condition.

(in millions)		December 31, 2023			
		Amortized Cost [1]	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Debt securities available-for-sale					
Mortgage-Related Debt Securities:					
GSE certificates	$	1,366	$ 1	$ 146	$ 1,221
GSE CMOs		5,495	48	381	5,162
Private label collateralized mortgage obligations		174	7	1	180
Total mortgage-related debt securities	$	7,035	$ 56	$ 528	$ 6,563
Other Debt Securities:					
U. S. Treasury obligations	$	198	$ —	$ —	$ 198
GSE debentures		1,899	1	291	1,609
Asset-backed securities [2]		307	—	5	302
Municipal bonds		6	—	—	6
Corporate bonds		365	—	22	343
Foreign Notes		35	—	1	34
Capital trust notes		97	5	12	90
Total other debt securities	$	2,907	$ 6	$ 331	$ 2,582
Total other securities available for sale	$	9,942	$ 62	$ 859	$ 9,145
Equity securities with readily determinable fair values:					
Mutual funds	$	16	$ —	$ 2	$ 14
Total equity securities with readily determinable fair values	$	16	$ —	$ 2	$ 14
Total securities, net of allowance for credit losses	$	9,958	$ 62	$ 861	$ 9,159

(1) The underlying assets of the asset-backed securities are substantially guaranteed by the U.S. Government.
(2) Excludes accrued interest receivable of $38 million included in other assets in the Consolidated Statements of Condition.

Gross realized gains and gross realized losses on sales of available-for-sale securities were less than $1 million for the year ended December 31, 2024. During the year ended December 31, 2023, gross realized gains were $2 million and gross realized losses were $3 million.

There were no unrealized losses on equity securities recognized in earnings for the years ended December 31, 2024 and 2023. For the year ended December 31, 2022, there was $2 million of unrealized losses on equity securities recognized in earnings.

The following table summarizes, by contractual maturity, the amortized cost of securities at December 31, 2024:

(in millions)	Mortgage- Related Securities		U.S. Government and GSE Obligations		State, County, and Municipal		Other Debt Securities [1]		Fair Value	
Available-for-Sale Debt Securities:										
Due within one year	$	81	$	—	$	—	$	50	$	130
Due from one to five years		113		—		5		222		334
Due from five to ten years		290		1,502		—		84		1,535
Due after ten years		8,671		—		—		277		8,403
Total debt securities available for sale	$	9,155	$	1,502	$	5	$	633	$	10,402

(1) Includes corporate bonds, capital trust notes, foreign notes, and asset-backed securities.

The following table presents securities having a continuous unrealized loss position for less than twelve months and for twelve months or longer as of December 31, 2024:

(in millions)	Less than Twelve Months				Twelve Months or Longer				Total			
	Fair Value		Unrealized Loss		Fair Value		Unrealized Loss		Fair Value		Unrealized Loss	
Securities in a continuous unrealized loss position:												
U.S. Government agency and GSE obligations	$	—	$	—	$	1,203	$	299	$	1,203	$	299
GSE certificates		38		—		1,040		167		1,078		167
Private Label collateralized mortgage obligations		—		—		17		1		17		1
GSE collateralized mortgage obligations		1,636		3		2,822		444		4,458		447
Asset-backed securities		—		—		154		2		154		2
Municipal bonds		—		—		5		—		5		—
Corporate bonds		—		—		308		6		308		6
Foreign notes		—		—		10		—		10		—
Capital trust notes		—		—		33		10		33		10
Equity securities		—		—		14		2		14		2
Total securities in a continuous unrealized loss position	$	1,674	$	3	$	5,606	$	931	$	7,280	$	934

The following table presents securities having a continuous unrealized loss position for less than twelve months and for twelve months or longer as of December 31, 2023:

(in millions)	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Securities in a continuous unrealized loss position:						
U.S. Government agency and GSE obligations	$ 181	$ 1	$ 1,362	$ 290	$ 1,543	$ 291
GSE certificates	312	5	843	141	1,155	146
Private Label collateralized mortgage obligations	29	1	—	—	29	1
GSE collateralized mortgage obligations	1,835	77	1,312	304	3,147	381
Asset-backed securities	—	—	228	5	228	5
Municipal bonds	—	—	6	—	6	—
Corporate bonds	—	—	343	22	343	22
Foreign notes	—	—	9	1	9	1
Capital trust notes	—	—	81	12	81	12
Equity securities	—	—	14	2	14	2
Total securities in a continuous unrealized loss position	$ 2,357	$ 84	$ 4,198	$ 777	$ 6,555	$ 861

The investment securities having a continuous loss position for twelve months or more at December 31, 2024 consisted of two hundred twenty-three agency collateralized mortgage obligations, five capital trusts notes, five asset-backed securities, eleven corporate bonds, thirty-three US government agency bonds, three hundred twenty-eight mortgage-backed securities, one mutual fund, one foreign debt, and one municipal bond. The investment securities designated as having a continuous loss position for twelve months or more at December 31, 2023 consisted of eighty-four agency collateralized mortgage obligations, six capital trusts notes, eight asset-backed securities, twelve corporate bonds, thirty-seven US government agency bonds, three hundred two mortgage-backed securities, one mutual fund, one foreign debt and one municipal bond.

The Company evaluates available-for-sale debt securities in unrealized loss positions at least quarterly to determine if an allowance for credit losses is required. We also assess whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of these criteria is met, any previously recognized allowances are charged off and the security's amortized cost basis is written down to fair value through income. If neither of these criteria are met, we evaluate whether the decline in fair value has resulted from credit losses or other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

None of the remaining unrealized losses identified as of December 31, 2024 or December 31, 2023 relate to the marketability of the securities or the issuers' ability to honor redemption obligations. Rather, the unrealized losses relate to changes in interest rates relative to when the investment securities were purchased, and do not indicate credit-related impairment. The Company does not intend to sell, and it is not more likely than not that the Company will be required to sell, the positions before the recovery of their amortized cost basis, which may be at maturity.

The Company also holds shares of FHLB-NY stock and FHLB-Indianapolis stock, which are carried at cost, and evaluated for impairment:

(dollars in millions)	December 31,	
	2024	2023
FHLB-Indianapolis	$ 329	$ 328
FHLB-NY	598	861
Federal Reserve Bank Stock	219	203

Note 6 - Loans and Leases

The Company classifies loans that we have the intent and ability to hold for the foreseeable future or until maturity as loans held for investment. We report loans held for investment at their amortized cost, which includes the outstanding principal balance adjusted for any unamortized premiums, discounts, deferred fees or fair value adjustments for acquired loans:

	December 31,				
	2024			**2023**	
(dollars in millions)	Amount	Percent of Loans Held for Investment		Amount	Percent of Loans Held for Investment
Loans and Leases Held for Investment:					
Multi-family	$ 34,093	49.9 %	$	37,265	44.0 %
Commercial real estate	8,685	12.7 %		10,470	12.4 %
One-to-four family first mortgage	5,201	7.6 %		6,061	7.2 %
Acquisition, development, and construction	3,151	4.6 %		2,912	3.4 %
Commercial and industrial [1]	13,260	19.4 %		22,065	26.1 %
Lease financing, net of unearned income of $169 and $258, respectively	2,116	3.1 %		3,189	3.8 %
Other	1,766	2.6 %		2,657	3.1 %
Total loans and leases held for investment [2]	$ 68,272	100.0 %	$	84,619	100.0 %
Allowance for credit losses on loans and leases	(1,201)			(992)	
Total loans and leases held for investment, net	67,071			83,627	
Loans held for sale, at fair value	899			1,182	
Total loans and leases, net	$ 67,970		$	84,809	

(1) Includes specialty finance loans and leases of $3.9 billion and $5.2 billion at December 31, 2024 and December 31, 2023, respectively and warehouse loans of $5.1 billion at December 31, 2023.

(2) Excludes accrued interest receivable of $277 million and $423 million at December 31, 2024 and December 31, 2023, respectively, which is included in other assets in the Consolidated Statements of Condition.

Loans with Government Guarantees

Substantially all loans with government guarantees are insured or guaranteed by the Federal Housing Administration or the U.S. Department of Veterans Affairs. Nonperforming repurchased loans in this portfolio earn interest at a rate based upon the 10-year U.S. Treasury note rate from the time the underlying loan becomes 60 days delinquent until the loan is conveyed to HUD (if foreclosure timelines are met), which is not paid by the Federal Housing Administration until claimed. Certain loans within our portfolio may be subject to indemnifications and insurance limits which expose us to limited credit risk. The Bank also has a unilateral option to repurchase loans sold and serviced for the Government National Mortgage Association if the loan is due, but unpaid, for three consecutive months (typically referred to as 90 days past due) and can recover losses through a claims process from the guarantor. These loans are recorded in loans held for investment and the liability to repurchase the loans is recorded in other liabilities on the Consolidated Statements of Condition. As of December 31, 2024 and December 31, 2023, loans with government guarantees totaled $360 million and $541 million. The repurchase liability was $0 million as of December 31, 2024 due to the October 31, 2024 sale of substantially all of our mortgage servicing rights and $456 million as of December 31, 2023.

Repossessed assets and the associated net claims related to government guaranteed loans are recorded in other assets and was $14 million at December 31, 2024 and December 31, 2023.

Loans Held for Sale

Loans held for sale at December 31, 2024 totaled $0.9 billion, down from $1.2 billion at December 31, 2023.

We classify loans as held for sale when we originate or purchase loans that we intend to sell or when we change our intent about holding for investment. Mortgage loans held for sale for which we have elected the fair value option are carried at fair value. Loans originally classified as held for investment for which we had changed our intent and are now classified as held for sale are carried at the lower of amortized cost or market. We estimate the fair value of mortgage loans based on quoted market prices for securities backed by similar types of loans, where available, or by discounting estimated cash flows using observable inputs inclusive of interest rates, prepayment speeds and loss assumptions for similar collateral.

The following table is a summary of non-accrual loans held for sale:

(in millions)	December 31,	
	2024	2023
Non-accrual loans held for sale:		
Multi-family	$ 51	$ —
Commercial real estate	215	163
One-to-four family first mortgage	57	—
Acquisition, development, and construction	—	1
Total non-accrual loans held for sale	$ 323	$ 164

Asset Quality

All asset quality information excludes loans with government guarantees that are insured by U.S government agencies. As of December 31, 2024, such loans totaled $360 million.

A loan generally is classified as a non-accrual loan when it is 90 days or more past due or when it is deemed to be impaired because the Company no longer expects to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. When a loan is placed on non-accrual status, management ceases recording interest income, and any previously accrued and uncollected interest is reversed against interest income. Interest received on non-accrual loans is recorded as a reduction to the principal outstanding. A loan is only returned to accrual status when the loan is current (typically a minimum of six months of payment performance) and management has reasonable assurance that the loan will be fully collectible. When management has reasonable assurance that the loan will be fully collectible, then interest payments may be recognized in interest income on a cash basis. During the years ended December 31, 2024, 2023 and 2022 there was no interest income recognized on non-accrual loans. At December 31, 2024 and December 31, 2023 we had no loans that were 90 days or more past due and still accruing.

The following table presents information regarding the delinquency status of the Company's loans held for investment at December 31, 2024:

(in millions)	Loans 30-89 Days Past Due	Non- Accrual Loans	Remaining	Total Loans Receivable
Multi-family	$ 749	$ 1,755	$ 31,589	$ 34,093
Commercial real estate	65	546	8,074	8,685
One-to-four family first mortgage	25	70	5,106	5,201
Acquisition, development, and construction	5	18	3,128	3,151
Commercial and industrial [1]	110	202	15,064	15,376
Other	11	24	1,731	1,766
Total	$ 965	$ 2,615	$ 64,692	$ 68,272

(1) Includes lease financing receivables.

The following table presents information regarding the delinquency status of the Company's loans held for investment at December 31, 2023:

(in millions)	Loans 30-89 Days Past Due	Non- Accrual Loans	Remaining	Total Loans Receivable
Multi-family	$ 121	$ 138	$ 37,006	$ 37,265
Commercial real estate	28	128	10,314	10,470
One-to-four family first mortgage	40	95	5,926	6,061
Acquisition, development, and construction	2	2	2,908	2,912
Commercial and industrial [1]	37	43	25,174	25,254
Other	22	22	2,613	2,657
Total	$ 250	$ 428	$ 83,941	$ 84,619

(1) Includes lease financing receivables.

The following table presents the credit rating by vintage for our loans held for investment as December 31, 2024:

| (in millions) | Term Loans Amortized Cost Basis by Closing Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2024	2023	2022	2021	2020	Prior To 2020			
Multi-family									
Pass	$ 17	$ 700	$ 6,599	$ 6,070	$ 5,203	$ 3,997	$ 27	$ —	$ 22,613
Special Mention	—	14	688	694	646	795	1	—	2,838
Substandard	2	123	529	868	1,526	3,834	5	—	6,887
Non-accrual	—	—	113	144	274	1,224	—	—	1,755
Total Multi-family	19	837	7,929	7,776	7,649	9,850	33	—	34,093
Year to date gross charge-offs	—	—	(28)	(34)	(42)	(204)	—	—	(308)
Commercial Real Estate									
Pass	$ 245	$ 751	$ 1,614	$ 987	$ 575	$ 2,011	$ 89	$ 365	$ 6,637
Special Mention	—	47	49	30	106	138	—	—	370
Substandard	1	12	168	63	162	720	—	6	1,132
Non-accrual	—	36	29	35	1	445	—	—	546
Total Commercial Real Estate	246	846	1,860	1,115	844	3,314	89	371	8,685
Year to date gross charge-offs	—	(8)	(81)	(1)	(27)	(345)	—	—	(462)
One-to-Four Family									
Pass	$ 250	$ 521	$ 2,431	$ 859	$ 178	$ 609	$ 80	$ 2	$ 4,930
Substandard	1	2	8	2	16	172	—	—	201
Non-accrual	—	4	16	10	7	28	5	—	70
Total One-to-Four Family	251	527	2,455	871	201	809	85	2	5,201
Year to date gross charge-offs	—	—	(1)	—	—	(7)	—	—	(8)
Acquisition, Development and Construction									
Pass	$ 297	$ 547	$ 139	$ 119	$ 1	$ 57	$ 1,508	$ 2	$ 2,670
Special Mention	—	25	81	39	—	—	120	—	265
Substandard	1	19	11	47	—	3	117	—	198
Non-accrual	—	1	5	1	3	2	6	—	18
Total Acquisition, Development and Construction	$ 298	$ 592	$ 236	$ 206	$ 4	$ 62	$ 1,751	$ 2	$ 3,151
Year to date gross charge-offs	—	—	—	—	—	(4)	—	—	(4)
Commercial and Industrial									
Pass	$ 1,267	$ 2,609	$ 2,014	$ 651	$ 450	$ 759	$ 5,554	$ 1,164	$ 14,468
Special Mention	17	29	18	4	2	11	119	6	206
Substandard	13	50	72	72	7	13	265	8	500
Non-accrual	3	5	160	9	8	15	2	—	202
Total Commercial and Industrial	$ 1,300	$ 2,693	$ 2,264	$ 736	$ 467	$ 798	$ 5,940	$ 1,178	$ 15,376
Year to date gross charge-offs	(3)	(20)	(40)	(20)	(19)	(34)	—	—	(136)
Other Loans									
Pass	$ 100	$ 29	$ 12	$ 4	$ 2	$ 32	$ 1,441	$ 121	$ 1,741
Special Mention	—	—	—	—	—	—	1	—	1
Non-accrual	—	—	—	—	—	5	19	—	24
Total Other Loans	100	29	12	4	2	37	1,461	121	1,766
Year to date gross charge-offs	(2)	(4)	(4)	(1)	(1)	(8)	—	—	(20)

The following table presents the credit rating by vintage for out loans held for investment as of December 31, 2023:

| (in millions) | Term Loans Amortized Cost Basis by Closing Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2023	2022	2021	2020	2019	Prior To 2019			
Multi-family									
Pass	$ 840	$ 7,945	$ 7,967	$ 7,310	$ 3,525	$ 6,537	$ 46	$ —	$ 34,170
Special Mention	—	95	33	377	36	227	—	—	768
Substandard	—	21	176	237	451	1,304	—	—	2,189
Non-accrual	—	5	6	—	28	99	—	—	138
Total Multi-family	840	8,066	8,182	7,924	4,040	8,167	46	—	37,265
Year to date gross charge-offs	—	(112)	—	—	—	(7)	—	—	(119)
Commercial Real Estate									
Pass	$ 880	$ 2,110	$ 1,182	$ 939	$ 1,011	$ 2,439	$ 172	$ 1	$ 8,734
Special Mention	—	122	12	—	116	106	11	—	367
Substandard	44	49	47	72	239	790	—	—	1,241
Non-accrual	—	—	1	—	4	123	—	—	128
Total Commercial Real Estate	924	2,281	1,242	1,011	1,370	3,458	183	1	10,470
Year to date gross charge-offs	—	—	—	—	—	(56)	—	—	(56)
One-to-Four Family									
Pass	$ 526	$ 2,627	$ 920	$ 210	$ 239	$ 721	$ 78	$ 7	$ 5,328
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	5	2	20	69	542	—	—	638
Non-accrual	1	11	17	8	18	37	—	3	95
Total One-to-Four Family	527	2,643	939	238	326	1,300	78	10	6,061
Year to date gross charge-offs	—	—	(1)	—	(1)	(2)	—	—	(4)
Acquisition, Development and Construction									
Pass	$ 406	$ 322	$ 298	$ 4	$ 4	$ 6	$ 1,685	$ 100	$ 2,825
Special Mention	—	—	24	30	—	—	3	—	57
Substandard	—	6	7	—	—	15	—	—	28
Non-accrual	—	1	1	—	—	—	—	—	2
Total Acquisition, Development and Construction	406	329	330	34	4	21	1,688	100	2,912
Year to date gross charge-offs	—	—	—	—	—	—	—	—	—
Commercial and Industrial									
Pass	$ 9,418	$ 3,547	$ 1,633	$ 984	$ 719	$ 791	$ 7,535	$ 56	$ 24,683
Special Mention	1	182	17	8	6	20	101	—	335
Substandard	7	24	43	16	38	33	32	—	193
Non-accrual	2	14	2	11	1	2	11	—	43
Total Commercial and Industrial	9,428	3,767	1,695	1,019	764	846	7,679	56	25,254
Year to date gross charge-offs	(2)	(7)	(1)	(7)	—	(14)	—	—	(31)
Other Loans									
Pass	$ 171	$ 346	$ 244	$ 133	$ 133	$ 117	$ 1,223	$ 268	$ 2,635
Non-accrual	—	2	1	1	1	2	4	11	22
Total Other Loans	171	348	245	134	134	119	1,227	279	2,657
Year to date gross charge-offs	—	(3)	(4)	(1)	(2)	(4)	—	—	(14)

The classifications in the preceding tables are the most currently available and generally have been updated within the last twelve months. In addition, they follow regulatory guidelines and can generally be described as follows: pass loans are of satisfactory quality; special mention loans have potential weaknesses that deserve management's close attention; substandard loans are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged (these loans have a well-defined weakness and there is a possibility that the Company will sustain some loss); and non-accrual loans, which based on existing circumstances, have weaknesses that make collection or liquidation in full highly questionable and improbable. One-to-four family loans are classified based on the duration of the delinquency.

When management determines that foreclosure is probable for loans that are individually evaluated, the expected credit losses are based on the fair value of the collateral adjusted for selling costs. When the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, the collateral-dependent practical expedient has been elected and expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. For commercial real estate loans, collateral properties include office buildings, warehouse/distribution buildings, shopping centers, apartment buildings, residential and commercial tract development. The primary source of repayment on these loans is expected to come from the sale, permanent financing or lease of the real property collateral. Commercial real estate loans are impacted by fluctuations in collateral values, as well as the ability of the borrower to obtain permanent financing.

The following table summarizes the recorded investment of the Company's collateral-dependent loans held for investment by collateral type:

	December 31,						
	2024				2023		
	Collateral Type						
(in millions)	Real Property		Other		Real Property		Other
Multi-family	$	1,817	$	—	$	253	$	—
Commercial real estate		537		—		256		—
One-to-four family first mortgage		48		—		105		—
Acquisition, development, and construction		17		—		—		—
Commercial and industrial		—		—		—		120
Total collateral-dependent loans held for investment	$	2,419	$	—	$	614	$	120

At December 31, 2024 and December 31, 2023, the Company had $41 million and $81 million of residential mortgage loans in the process of foreclosure, respectively.

Included in loans held for investment at December 31, 2024 and December 31, 2023, were loans of $1 million and $9 million, respectively, to officers, directors, and their related interests and parties. There were no loans to principal shareholders.

Modifications to Borrowers Experiencing Financial Difficulty

When borrowers are experiencing financial difficulty, the Company may make certain loan modifications as part of loss mitigation strategies to maximize expected payment. Modifications in the form of principal forgiveness, an interest rate reduction, or an other-than-insignificant payment delay or a term extension that have occurred in the current reporting period to a borrower experiencing financial difficulty are disclosed along with the financial impact of the modifications.

The following table summarizes the amortized cost basis of loans modified during the reporting period to borrowers experiencing financial difficulty, disaggregated by class of financing receivable and type of modification:

(dollars in millions)	Amortized Cost					
	Interest Rate Reduction	Term Extension	Combination - Interest Rate Reduction & Term Extension	Principal Forgiveness	Total	Percent of Total Loan class
Year Ended December 31, 2024						
Multi-family	$ 2	$ —	$ —	$ —	$ 2	0.01 %
Commercial real estate	8	4	—	—	12	0.14 %
One-to-four family first mortgage	—	7	8	1	16	0.29 %
Commercial and industrial	—	4	—	—	4	0.03 %
Total	$ 10	$ 15	$ 8	$ 1	$ 34	
Year Ended December 31, 2023						
Multi-family	$ 122	$ —	$ —	$ —	$ 122	1.17 %
Commercial real estate	102	1	—	—	103	0.98 %
One-to-four family first mortgage	3	5	6	—	14	0.23 %
Commercial and industrial	—	19	2	—	21	0.08 %
Other Consumer	—	—	2	—	2	0.08 %
Total	$ 227	$ 25	$ 10	$ —	$ 262	

The following table describes the financial effect of the modification made to borrowers experiencing financial difficulty:

	Interest Rate Reduction		Term Extension	Principal Forgiveness
	Weighted-average contractual interest rate			
	From	To	Weighted-average Term (in years)	Reduced Amortized Cost Basis
Year Ended December 31, 2024				
Multi-family	8.08 %	6.00 %		
Commercial real estate	8.13 %	6.95 %	0.25	
One-to-four family first mortgage	4.73 %	3.80 %	11.27	$ 1
Commercial and industrial	7.73 %	6.10 %	0.7	
Other Consumer	10.69 %	3.71 %	2.1	
Year Ended December 31, 2023				
Multi-family	7.45 %	6.02 %		
Commercial real estate	8.83 %	4.56 %		
One-to-four family first mortgage	6.08 %	4.79 %		
Commercial and industrial	8.44 %	8.08 %	0.58	
Other Consumer	9.09 %	4.82 %		

The following table presents the amortized cost basis of the modifications for borrowers experiencing financial difficulty that subsequently defaulted during the periods presented and were within twelve months of the modification date:

(dollars in millions)

	Term Extension	Principal Forgiveness	Combination - Interest Rate Reduction and Term/Payment Extension/Delay
Year Ended December 31, 2024			
Commercial real estate	$ 4	$ —	$ —
One-to-four family first mortgage	2	1	1
Commercial and industrial	1	—	—
Total	$ 7	$ 1	$ 1
Year Ended December 31, 2023			
One-to-four family first mortgage	$ 4	$ —	$ 4
Total	$ 4	$ —	$ 4

The performance of loans made to borrowers experiencing financial difficulty in which modifications were made is closely monitored to understand the effectiveness of modification efforts.

The following table provides a summary of loan balances at December 31, 2024, which were modified during the prior twelve months, by class of financing receivable and delinquency status:

	December 31, 2024			
(dollars in millions)	Current	30 - 89 Past Due	90+ Past Due	Total
Multi-family	$ 2	$ —	$ —	$ 2
Commercial real estate	8	—	4	12
One-to-four family first mortgage	8	—	8	16
Commercial and industrial	—	—	4	4
Total	$ 18	$ —	$ 16	$ 34

The following table provides a summary of loan balances at December 31, 2023, which were modified on or after January 1, 2023, the date the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt modifications, by class of financing receivable and delinquency status:

	December 31, 2023			
(dollars in millions)	Current	30 - 89 Past Due	90+ Past Due	Total
Commercial real estate	$ 1	$ —	$ —	$ 1
One-to-four family first mortgage	3	—	8	11
Commercial and industrial	3	9	1	13
Other Consumer	1	1	—	2
Total	$ 8	$ 10	$ 9	$ 27

Note 7 - Allowance for Credit Losses on Loans and Leases

Allowance for Credit Losses on Loans and Leases

The following table summarizes activity in the allowance for credit losses for the periods indicated:

	Multi-Family		Commercial Real Estate		One-to-Four Family First Mortgage		Acquisition, Development, and Construction		Other		Total	
Year Ended December 31, 2024					*(in millions)*							
Balance, beginning of period	$	307	$	366	$	47	$	36	$	236	$	992
Charge-offs		(308)		(462)		(8)		(4)		(156)		(938)
Recoveries		5		8		5		—		28		46
Provision for (recovery of) credit losses on loans and leases		635		348		(5)		12		111		1,101
Balance, end of period	$	639	$	260	$	39	$	44	$	219	$	1,201
Year Ended December 31, 2023												
Balance, beginning of period	$	178	$	47	$	46	$	20	$	102	$	393
Adjustment for Purchased PCD Loans		—		—		—		—		13		13
Charge-offs		(119)		(56)		(4)		—		(44)		(223)
Recoveries		—		—		—		—		15		15
Provision for (recovery of) credit losses on loans and leases		248		375		5		16		150		794
Balance, end of period	$	307	$	366	$	47	$	36	$	236	$	992
Balance at December 31, 2022												
Balance, beginning of period	$	159	$	17	$	—	$	3	$	20	$	199
Adjustment for Purchased PCD Loans		9		18		17		7		—		51
Charge-offs		(1)		(4)		—		—		(2)		(7)
Recoveries		—		4		—		—		7		11
Provision for (recovery of) credit losses on loans and leases		11		12		29		10		77		139
Balance, end of period	$	178	$	47	$	46	$	20	$	102	$	393

At December 31, 2024, the allowance for credit losses on loans and leases was $1.2 billion compared to $992 million at December 31, 2023, an increase of $209 million. Interest rates remain persistently high which will put pressure on the ability for certain borrowers with interest rates resetting at current levels to cover debt service. When combined with inflationary pressure on operating costs and limits on the ability to increase rental rates, debt service levels may approach or exceed some properties' net operating income, which increases the risk of loss. We believe that higher interest rates for a longer period of time will have a more significant impact on our loans that will reprice during the reasonable and supportable forecast period. Although the short-term interest rate reduction announced by the Federal Reserve during the third and fourth quarters of 2024 does alleviate some pressure on our borrowers, rates remain high, and uncertainty remains for future potential rate reductions. Therefore, we have incorporated a higher probability of default related to those loans as they approach their scheduled repricing date in the measurement of our allowance for credit losses.

Our allowance for credit losses is determined based on quantitative modeling that incorporates and weighs economic forecast scenarios. The key inputs to our quantitative allowance for credit losses models include borrowers' projected debt service based on the most recent financial information available and underlying collateral property values. Property values are particularly meaningful for our multi-family and commercial real estate portfolios. Our models consider the entire life of the loan, including both the interest only period of the loan, if applicable, and the amortization period, to assess the probability of default and the loss given default. For our multi-family portfolio, we obtain and utilize current and projected geography-specific market information in our forecasts. In estimating the qualitative component of our allowance for credit losses, we have adjusted key inputs used by the model on an average basis for certain loans, most notably net operating income and property values, to reflect weaknesses in the underlying data, including the recency of appraisal values, and the lack of significant loss history in available data, particularly for office and multi-family loans and, most notably, rent-regulated multi-family loans.

As of December 31, 2024 and December 31, 2023, the allowance for unfunded commitments totaled $50 million and $52 million, respectively.

The allowance for credit losses on loans and leases to total loans held for investment ratio increased to 1.76 percent at December 31, 2024, compared to 1.17 percent at December 31, 2023. Excluding loans with government guarantees and warehouse loans, the allowance for credit losses was 1.77 percent at December 31, 2024, compared to 1.26 percent at December 31, 2023.

The Company charges-off loans, or portions of loans, in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an assessment of the financial condition and repayment capacity of the borrower and/or through an estimate of the fair value of any underlying collateral. For non-real estate-related consumer credits, the following past-due time periods determine when charge-offs are typically recorded: (1) closed-end credits are charged off in the quarter that the loan becomes 120 days past due; (2) open-end credits are charged off in the quarter that the loan becomes 180 days past due; and (3) both closed-end and open-end credits are typically charged off in the quarter that the credit is 60 days past the date the Company received notification that the borrower has filed for bankruptcy.

The following table presents additional information about the Company's non-accrual loans at December 31, 2024:

(in millions)	Recorded Investment	Related Allowance
Non-accrual loans with no related allowance:		
Multi-family	$ 1,092	$ —
Commercial real estate	418	—
One-to-four family first mortgage	61	—
Acquisition, development, and construction	11	—
Other (includes commercial and industrial)	54	—
Total non-accrual loans with no related allowance	$ 1,636	$ —
Non-accrual loans with an allowance recorded:		
Multi-family	$ 663	$ 77
Commercial real estate	128	28
One-to-four family first mortgage	9	1
Acquisition, development, and construction	7	3
Other (includes commercial and industrial)	172	55
Total non-accrual loans with an allowance recorded	$ 979	$ 164
Total non-accrual loans:		
Multi-family	$ 1,755	$ 77
Commercial real estate	546	28
One-to-four family first mortgage	70	1
Acquisition, development, and construction	18	3
Other (includes commercial and industrial)	226	55
Total non-accrual loans	$ 2,615	$ 164

The following table presents additional information about the Company's non-accrual loans at December 31, 2023:

(in millions)	Recorded Investment		Related Allowance	
Non-accrual loans with no related allowance:				
Multi-family	$	134	$	—
Commercial real estate		53		—
One-to-four family first mortgage		85		—
Acquisition, development, and construction		—		—
Other (includes commercial and industrial)		22		—
Total non-accrual loans with no related allowance	$	294	$	—
Non-accrual loans with an allowance recorded:				
Multi-family	$	4	$	—
Commercial real estate		75		17
One-to-four family first mortgage		11		2
Acquisition, development, and construction		—		—
Other (includes commercial and industrial)		44		28
Total non-accrual loans with an allowance recorded	$	134	$	47
Total non-accrual loans:				
Multi-family	$	138	$	—
Commercial real estate		128		17
One-to-four family first mortgage		96		2
Acquisition, development, and construction		—		—
Other (includes commercial and industrial)		66		28
Total non-accrual loans	$	428	$	47

Note 8 - Leases, Premises and Equipment

Lessor Arrangements

The Company provides equipment leases through a subsidiary, mainly to large, investment-grade corporate clients. These qualify as direct financing leases which are recorded based upon the lease payments, estimated residual values and direct costs, excluding unearned income and uses the implicit interest rate to determine the value. Lease terms typically range from 24 to 120 months. The Company bases residual value estimates on asset life, market value, and lessee behavior using industry data and third-party appraisals. At the end, the lessee can return, renew, or purchase the equipment at its fair market value. Impairment of residual values occurs if the fair value is less than the carrying amount. The Company reviews its direct financing leases for impairment annually. We utilize residual value insurance for certain of our direct finance leases which, as of December 31, 2024 and 2023, insured residual assets were in place of $262 million and $280 million of our leased assets, respectively.

Interest income on lease financing recorded over the lease term and is recorded in interest income on the Consolidated Statements of (Loss) Income. Interest income of direct finance leases was $136 million, $119 million and $53 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The components of our gross investment in direct financing leases are shown below:

(in millions)	Year Ended December 31,			
	2024		2023	
Direct financing lease - lease payments receivable	$	2,039	$	3,187
Direct financing lease - unguaranteed residual assets		285		321
Total lease payments	$	2,324	$	3,508

The following table presents the remaining maturity analysis of the undiscounted lease receivables, as well as the reconciliation to the total amount of receivables recognized in the Consolidated Statements of Condition:

(in millions)	December 31, 2024	
2025	$	471
2026		530
2027		412
2028		270
2029		253
Thereafter		388
Total lease payments	$	2,324
Plus: deferred origination costs		9
Less: unearned income		(169)
Less: purchase accounting adjustment		(48)
Total lease finance receivables, net	$	2,116

Lessee Arrangements

The Company has operating leases for offices, branches, equipment and other items, generally with terms of 20 years or less. Many of our leases contain options to extend or terminate early and we consider these options when evaluating the lease term to determine if they are reasonably certain to be exercised based on all relevant economic and financial factors.

At lease inception, lease liabilities are recognized in other liabilities based on the present value of remaining lease payments, discounted using the Company's incremental borrowing rate if no implicit rate in the lease is available. Right-of-use assets, recognized in other assets, represent the Company's right to use an underlying asset for the lease term and are initially equal to the lease liability, adjusted for any payments made prior to lease commencement and any lease incentives.

Variable costs such as the proportionate share of actual costs for utilities, common area maintenance, property taxes and insurance are not included in the lease liability and are recognized in the period in which they are incurred. Operating lease costs were $75 million, $86 million, and $28 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Supplemental balance sheet information related to the Company's operating lease arrangements is presented below for the following periods:

(in millions, except lease term and discount rate)	Year Ended December 31,	
	2024	2023
Operating Leases:		
Operating lease right-of-use assets	$ 416	$ 426
Operating lease liabilities	$ 463	$ 446
Weighted average remaining lease term	10.7 years	11.2 years
Weighted average discount rate %	4.77 %	4.71 %

Supplemental cash flow information related to the leases for the following periods:

(in millions)	Year Ended December 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 71	$ 64	$ 28

(in millions)	December 31, 2024
Maturities of lease liabilities:	
2025	$ 70
2026	67
2027	60
2028	54
2029	48
Thereafter	302
Total lease payments	$ 601
Less: imputed interest	$ (138)
Total present value of lease liabilities	$ 463

Premises and Equipment

Depreciation is included in occupancy and equipment in the Consolidated Statements of (Loss) Income and amounted to $48 million, $39 million, and $18 million, in the years ended December 31, 2024, 2023, and 2022, respectively. Accumulated depreciation as of December 31, 2024 and December 31, 2023 was $569 million and $526 million, respectively. The estimated useful lives for the principal classes of assets are as follows:

Premises and Equipment	Useful Lives
Buildings	30
Furniture, fixtures and equipment, and building improvements	13.5
Leasehold improvements	10
ATMs	7

Note 9 - Mortgage Servicing Rights

The Company had investments in mortgage servicing rights that resulted from the sale of loans to the secondary market for which we retained the servicing. The Company accounted for mortgage servicing rights at their fair value. A primary risk associated with mortgage servicing rights is the potential reduction in fair value as a result of higher than anticipated prepayments due to loan refinancing prompted, in part, by declining interest rates or government intervention. Conversely, these assets generally increase in value in a rising interest rate environment to the extent that prepayments are slower than anticipated. The Company utilized derivatives as economic hedges to offset changes in the fair value of the mortgage servicing rights resulting from the actual or anticipated changes in prepayments stemming from changing interest rate environments. There is also a risk of valuation decline due to higher-than-expected default rates, which we do not believe can be effectively managed using derivatives. For further information regarding the derivative instruments utilized to manage our MSR risks, see Note 15 - Derivative and Hedging Activities.

At December 31, 2024, we have classified all remaining mortgage servicing rights as held for sale and completed the sale in 2025.

Changes in the fair value of residential first mortgage servicing rights ("MSRs") were as follows:

	Year Ended December 31,		
(in millions)	2024	2023	2022
Balance at beginning of period	$ 1,111	$ 1,033	$ 1,012
Additions from loans sold with servicing retained	184	208	19
Reductions from sales	(1,194)	(51)	—
Decrease in MSR fair value due to pay-offs, pay-downs, run-off, model changes, and other [1]	(105)	(80)	(8)
Changes in estimates of fair value due to interest rate risk [1][2]	30	1	10
Fair value of MSRs at end of period	$ 26	$ 1,111	$ 1,033

(1) Changes in fair value are included within net return on mortgage servicing rights on the Consolidated Statements of (Loss) Income.
(2) Represents estimated MSR value change resulting primarily from market-driven changes which we manage through the use of derivatives.

The following table summarizes the hypothetical effect on the fair value of servicing rights using adverse changes of 10 percent and 20 percent to the weighted average of certain significant assumptions used in valuing these assets as of December 31, 2023. The sensitivity disclosures for December 31, 2024 are inconsequential.

	December 31, 2023		
		Fair Value	
(dollars in millions)	Actual	10% adverse change	20% adverse change
Option adjusted spread	5.4 %	$ (20)	$ (39)
Constant prepayment rate	7.9 %	(37)	(71)
Weighted average cost to service per loan	$ 69	$ (10)	$ (21)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. To isolate the effect of the specified change, the fair value shock analysis is consistent with the identified adverse change, while holding all other assumptions constant. In practice, a change in one assumption generally impacts other assumptions, which may either magnify or counteract the effect of the change. For further information on the fair value of mortgage servicing rights, see Note 18 - Fair Value Measurement.

Contractual servicing and subservicing fees, including late fees and other ancillary income are presented below. Contractual servicing fees are included within net return on mortgage servicing rights on the Consolidated Statements of (Loss) Income. Contractual subservicing fees including late fees and other ancillary income are included within loan administration income on the Consolidated Statements of (Loss) Income. Subservicing fee income is recorded for fees earned on subserviced loans, net of third-party subservicing costs.

The following table summarizes income and fees associated with owned mortgage servicing rights:

		Year Ended December 31,				
(in millions)		2024		2023		2022
Net return on mortgage servicing rights						
Servicing fees, ancillary income and late fees [1]	$	202	$	227	$	20
Decrease in MSR fair value due to pay-offs, pay-downs, run-off, model changes and other		(105)		(80)		(8)
Changes in fair value due to interest rate risk		30		1		10
Gain on MSR derivatives [2]		(54)		(47)		(16)
Net transaction costs		—		2		—
Total return (loss) included in net return on mortgage servicing rights	$	73	$	103	$	6

(1) Servicing fees are recorded on an accrual basis. Ancillary income and late fees are recorded on a cash basis.
(2) Changes in the derivatives utilized as economic hedges to offset changes in fair value of the mortgage servicing rights.

The following table summarizes income and fees associated with our mortgage loans subserviced for others:

		Year Ended December 31,				
(in millions)		2024		2023		2022
Loan administration income on mortgage loans subserviced						
Servicing fees, ancillary income and late fees [1]	$	117	$	154	$	11
Charges on subserviced custodial balances [2]		(141)		(168)		(8)
Other servicing charges		2		(3)		—
Total income (loss) on mortgage loans subserviced, included in loan administration income	$	(22)	$	(17)	$	3

(1) Servicing fees are recorded on an accrual basis. Ancillary income and late fees are recorded on a cash basis.
(2) Charges on subserviced custodial balances represent interest due to MSR owner.

For the years ended December 31, 2024, and December 31, 2023, we earned approximately $10 million and $95 million, respectively, in service fee income for loans serviced for the FDIC in connection with the Signature Transaction.

Note 10 - Variable Interest Entities

An entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. An entity is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

We have no consolidated VIEs as of December 31, 2024 and December 31, 2023.

In connection with our non-qualified mortgage securitization activities, we have retained a five percent interest in the investment securities of certain trusts. Although we have a variable interest in these securitization trusts, we are not their primary beneficiary. As a result, we have not consolidated the assets and liabilities of the VIE in our Consolidated Statements of Condition. The Bank's maximum exposure to loss is limited to our five percent retained interest in the investment securities that had a fair value of $163 million as of December 31, 2024, as well as the standard representations and warranties made in conjunction with the loan transfers.

Note 11 - Deposits

The following table sets forth the weighted average interest rates for each type of deposit:

| | December 31, | | | | | |
| | 2024 | | | 2023 | | |
(dollars in millions)	Amount	Percent of Total	Weighted Average Interest Rate	Amount	Percent of Total	Weighted Average Interest Rate
Interest-bearing checking and money market accounts	$ 20,780	27.40 %	2.89 %	$ 30,700	37.66 %	3.51 %
Savings accounts	14,282	18.82 %	3.22 %	8,773	10.76 %	2.67 %
Certificates of deposit	27,324	36.01 %	4.75 %	21,554	26.44 %	4.42 %
Non-interest-bearing accounts	13,484	17.77 %	— %	20,499	25.14 %	— %
Total deposits	$ 75,870	100.00 %	3.12 %	$ 81,526	100.00 %	2.79 %

At December 31, 2024 and 2023, the aggregate amount of time deposit accounts (including certificates of deposit) that meet or exceed the insured limit was $12.6 billion and $7.9 billion, respectively.

At December 31, 2024 and 2023, the aggregate amount of deposits that had been reclassified as loan balances (i.e., overdrafts) was $33 million and $121 million, respectively.

The scheduled maturities of certificates of deposit at December 31, 2024 were as follows:

(in millions)	
1 year or less	$ 24,532
More than 1 year through 2 years	2,626
More than 2 years through 3 years	155
More than 3 years through 4 years	12
More than 4 years through 5 years	8
Over 5 years	2
Total certificates of deposit [1]	$ 27,335

(1) Excludes purchase accounting adjustments

The following table presents the composition of the Company's brokered deposits for the periods presented:

| | Year Ended December 31, | |
	2024	2023
Brokered money market accounts	$ 137	$ 1,258
Brokered interest-bearing checking accounts represented	577	1,599
Brokered certificates of deposit	9,510	6,605
Total brokered deposits [1]	$ 10,224	$ 9,462

(1) Excludes reciprocal deposits.

The weighted average interest rate of brokered deposits was 4.5 percent and 3.7 percent at December 31, 2024 and 2023, respectively.

Note 12 - Borrowed Funds

The following table summarizes the Company's borrowed funds:

		December 31,		
(in millions)		2024		2023
Wholesale borrowings:				
FHLB advances	$	13,400	$	19,250
Federal Reserve Bank term funding		—		1,000
Total wholesale borrowings	$	13,400	$	20,250
Junior subordinated debentures		582		579
Subordinated notes		444		438
Total borrowed funds	$	14,426	$	21,267

Accrued interest on borrowed funds is included in other liabilities in the Consolidated Statements of Condition and amounted to $51 million and $50 million, respectively, at December 31, 2024 and December 31, 2023.

FHLB Advances

The contractual maturities and the next call dates of FHLB advances outstanding at December 31, 2024 were as follows:

				Earlier of Contractual Maturity or Next Call Date	
		Contractual Maturity			
(dollars in millions) Year		Amount	Weighted Average Interest Rate (1)	Amount	Weighted Average Interest Rate (1)
2025	$	3,750	4.72	$ 3,850	4.69
2026		3,000	4.95	3,000	4.95
2027		4,000	4.63	3,900	4.65
2028		2,400	4.92	2,400	4.92
2032		250	3.50	250	3.50
Total FHLB advances	$	13,400		$ 13,400	

(1) Does not include the effect of interest rate swap agreements. Represents current coupon rate; most advances are floating rate.

FHLB advances include straight fixed-rate advances, floating rate advances and advances under the FHLB convertible advance program, which gives the FHLB the option of either calling the advance after an initial lock-out period of up to five years and quarterly thereafter until maturity, or a one-time call at the initial call date.

Total FHLB advances generated interest expense of $1 billion, $564 million and $251 million, in the years ended December 31, 2024, 2023, and 2022, respectively.

Junior Subordinated Debentures

The Company had $610 million and $609 million at December 31, 2024 and December 31, 2023, respectively, of outstanding junior subordinated deferrable interest debentures ("junior subordinated debentures") held by statutory business trusts (the "Trusts") that issued guaranteed capital securities, excluding purchase accounting adjustments.

The following table presents contractual terms of the junior subordinated debentures outstanding at December 31, 2024:

Issuer	Interest Rate of Capital Securities and Debentures	Junior Subordinated Debentures Amount Outstanding [3]	Capital Securities Amount Outstanding	Date of Original Issue	Stated Maturity
		(dollars in millions)			
New York Community Capital Trust V (BONUSES Units) [1]	6.00 %	$ 148	$ 141	November 04, 2002	November 01, 2051
New York Community Capital Trust X [2]	6.22 %	124	120	December 14, 2006	December 15, 2036
PennFed Capital Trust III [2]	7.87 %	31	30	June 02, 2003	June 15, 2033
New York Community Capital Trust XI [2]	6.24 %	59	58	April 16, 2007	June 30, 2037
Flagstar Statutory Trust II [2]	7.84 %	26	25	December 26, 2002	December 26, 2032
Flagstar Statutory Trust III [2]	8.17 %	26	25	February 19, 2003	April 7, 2033
Flagstar Statutory Trust IV [2]	7.84 %	26	25	March 19, 2003	March 19, 2033
Flagstar Statutory Trust V [2]	6.92 %	26	25	December 29, 2004	January 07, 2035
Flagstar Statutory Trust VI [2]	6.92 %	26	25	March 30, 2005	April 7, 2035
Flagstar Statutory Trust VII [2]	6.37 %	51	50	March 29, 2005	June 15, 2035
Flagstar Statutory Trust VIII [2]	6.42 %	26	25	September 22, 2005	October 7, 2035
Flagstar Statutory Trust IX [2]	6.07 %	26	25	June 28, 2007	September 15, 2037
Flagstar Statutory Trust X [2]	7.12 %	15	15	August 31, 2007	September 15, 2037
Total junior subordinated debentures [3]		$ 610	$ 589		

(1) Callable subject to certain conditions as described in the prospectus filed with the SEC on November 4, 2002.
(2) Callable at any time.
(3) Excludes Flagstar Bancorp Acquisition fair value adjustments of $28 million.

The Bifurcated Option Note Unit SecuritiES[SM] ("BONUSES units") were issued by the Company on November 4, 2002, at a public offering price of $50.00 per share, with a total of 5,500,000 units sold, raising $275 million. Each BONUSES unit consisted of a capital security and a warrant to purchase shares of the Company's common stock. The capital securities offered a 6 percent coupon rate, with a maturity of 49 years, and were non-callable for the first five years, which ended on November 4, 2007.

The $275 million raised was allocated between the capital security and the warrant based on their relative values at issuance, with $92.4 million assigned to the warrants and $182.6 million to the capital securities. The $92.4 million discount on the capital securities is being amortized over the 49-year life unless converted. As of December 31, 2024, the outstanding principal was $212 million, and the remaining discount was $63 million.

Additionally, the Company issued other trust preferred securities to fund the creation of Capital Securities, which pay dividends either quarterly or semi-annually which can be deferred for up to 5 years. As of December 31, 2024, all dividends on these securities were current.

Interest expenses on junior subordinated debentures for the years ending December 31, 2024, 2023, and 2022 were $49 million, $48 million, and $22 million, respectively.

Subordinated Notes

At December 31, 2024 and December 31, 2023, the Company had a total of $444 million and $438 million subordinated notes outstanding; respectively, of fixed-to-floating rate subordinated notes outstanding:

	Date of Original Issue	Stated Maturity	Interest Rate	Original Issue Amount
(1)	November 6, 2018	November 6, 2028	7.573%	$ 300
(2)	October 28, 2020	November 1, 2030	4.125%	$ 150

(1) From and including the date of original issuance to, but excluding November 6, 2023, the Notes will bear interest at an initial rate of 5.90 percent per annum payable semi-annually. Unless redeemed from and including November 6, 2023 to but excluding the maturity date, the interest rate will reset quarterly to an annual interest rate equal to the then-current three-month Secured Overnight Financing Rate plus 304.16 basis points payable quarterly.
(2) From and including the date of original issuance, the Notes will bear interest at a fixed rate of 4.125 percent through October 31, 2025, and a variable rate tied to Secured Overnight Financing Rate thereafter until maturity. The Company has the option to redeem all or a part of the Notes beginning on November 1, 2025, and on any subsequent interest payment date.

Note 13 - Federal, State, and Local Taxes

The following table summarizes the components of the Company's net deferred tax asset (liability) at December 31, 2024 and 2023:

(in millions)	Year Ended December 31,			
	2024		2023	
Deferred Tax Assets:				
Allowance for credit losses on loans and leases	$	314	$	253
Acquisition accounting and fair value adjustments on securities (including OTTI)		177		188
Right of Use Liability		121		32
Compensation and related benefit obligations		54		30
Other		38		22
Unrealized gains and amortization of mortgage servicing rights		26		—
Accrued Expenses		16		19
Net operating loss carryforwards		12		8
Gross deferred tax assets	$	758	$	552
Valuation allowance	$	(4)	$	(5)
Net deferred tax asset after valuation allowance	$	754	$	547
Deferred Tax Liabilities:				
Leases	$	(315)	$	(492)
Fair value adjustments on loans		(198)		(210)
Right of Use Asset		(109)		(32)
Amortizable intangibles		(95)		(127)
Prepaid pension cost		(37)		(35)
Premises and equipment		(29)		(44)
Other		(14)		(36)
Acquisition accounting and fair value adjustments on debt		(8)		(9)
Unrealized gains and amortization of mortgage servicing rights		—		(79)
Gross deferred tax liabilities	$	(805)	$	(1,064)
Net deferred tax liability	$	(51)	$	(517)

The net deferred tax liability represents the anticipated federal, state, and local tax expenses or benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising said balances. The net deferred tax liability is included in other liabilities in the Consolidated Statements of Condition at December 31, 2024 and 2023.

The Company evaluates the need for a deferred tax asset valuation allowances based on a more likely than not standard. The Company's evaluation is based on its history of reporting positive taxable income in all relevant tax jurisdictions, the length of time available to utilize the net operating loss carryforwards, and the recognition of taxable income in future periods from taxable temporary differences.

At December 31, 2024 and December 31, 2023, the Company had a state deferred tax asset for net operating losses of $12 million and $8 million, respectively (net of federal tax impact) related to total state net operating loss carryforwards of $262 million at December 31, 2024, that expire if unused in calendar years through 2033. In connection with our ongoing assessment of deferred taxes, we analyzed each state net operating loss separately, determined the amount of net operating loss available and estimated the amount which we expected to expire unused. Based on that assessment, we recorded a valuation allowance of $4 million and $5 million, respectively, at December 31, 2024 and 2023 to reduce the DTA to the amount which is more likely than not to be realized.

The following table summarizes the Company's income tax expense for the years ended December 31, 2024, 2023, and 2022:

(in millions)		Year Ended December 31,				
		2024		2023		2022
Federal – current	$	126	$	156	$	147
State and local – current		25		59		32
Total current		151		215		179
Federal – deferred		(336)		(137)		(10)
State and local – deferred		(75)		(49)		7
Total deferred		(411)		(186)		(3)
Income tax expense reported in net income		(260)		29		176
Income tax impact reported in stockholders' equity related to:						
Securities available-for-sale		(24)		15		(223)
Pension liability adjustments		(2)		6		(6)
Cash flow hedge		12		(14)		23
Total income taxes	$	(274)	$	36	$	(30)

The following table presents a reconciliation of statutory federal income tax expense (benefit) to combined actual income tax expense (benefit) reported in net income for the years ended December 31, 2024, 2023, and 2022:

(in millions)		Year Ended December 31,				
		2024		2023		2022
Statutory federal income tax at 21%	$	(289)	$	(10)	$	174
State and local income taxes, net of federal income tax effect		(39)		8		31
Non-deductible FDIC deposit insurance premiums		66		16		10
Non-taxable or deductible bargain gain		25		(447)		(33)
Other, net		5		2		5
Effect of tax deductibility of deferred compensation		3		(3)		(3)
Tax exempt income		(8)		(6)		—
Non-taxable expense of bank-owned life insurance		(9)		(9)		(7)
Federal tax credits		(14)		(31)		(1)
Non-deductible goodwill impairment		—		509		—
Total income tax expense	$	(260)	$	29	$	176

The Company invests in affordable housing projects through limited partnerships that generate federal Low Income Housing Tax Credits. The balances of these investments, which are included in other assets in the Consolidated Statements of Condition, were $335 million and $372 million, respectively, at December 31, 2024 and 2023, and included commitments of $139 million and $210 million that are expected to be funded over the next 3 years. The Company elected to apply the proportional amortization method to these investments. Recognized in the determination of income tax (benefit) expense from operations for the years ended December 31, 2024, 2023, and 2022 were $41 million, $34 million, and $11 million, respectively, of affordable housing tax credits and other tax benefits, and an offsetting $37 million, $30 million, and $10 million, respectively, for the amortization of the related investments. No impairment losses were recognized in relation to these investments for the years ended December 31, 2024, 2023, and 2022.

As of December 31, 2024 and 2023, the Company had $43 million and $42 million of unrecognized gross tax benefits, respectively. Gross tax benefits do not reflect the federal tax effect associated with state tax amounts. The total amount of net unrecognized tax benefits that would have affected the effective tax rate, if recognized, was $34 million at December 31, 2024 and 2023.

Interest and penalties related to the underpayment of income taxes are classified as a component of income tax expense in the Consolidated Statements of (Loss) Income. During the years ended December 31, 2024, 2023, and 2022, the Company recognized income tax expense attributed to interest and penalties of $8 million, $8 million, and $4 million, respectively. Accrued interest and penalties on tax liabilities were $42 million and $34 million, respectively, at December 31, 2024 and 2023.

The following table summarizes changes in the liability for unrecognized gross tax benefits for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,					
(in millions)		2024		2023		2022
Uncertain tax positions at beginning of year	$	42	$	40	$	39
Additions for tax positions relating to current-year operations		1		1		1
Additions for tax positions relating to prior tax years		—		2		—
Subtractions for tax positions relating to prior tax years		—		(1)		—
Uncertain tax positions at end of year	$	43	$	42	$	40

The Company and its subsidiaries have filed tax returns in many states. Generally, the tax returns are open by statue for years 2021 through present, unless extended due to examination.

In addition to other state audits, the Company is currently under examination by the following taxing jurisdictions of significance to the Company:

- Federal 2019-2021
- New York State for the tax years 2010 through 2020; and
- New York City for the tax years 2011 through 2014, 2016 through 2020.

It is reasonably possible that there will be developments within the next twelve months that would necessitate an adjustment to the balance of unrecognized tax benefits, including decreases of up to $21 million due to the completion of tax authorities' exams and the expiration of statutes of limitations.

The Bank is subject to a special federal tax provision regarding its frozen tax bad debt reserve. At December 31, 2024, the Bank's federal tax bad debt base-year reserve was $62 million, with a related federal deferred tax liability of $13 million, which has not been recognized since the Bank does not expect that this reserve will become taxable in the foreseeable future. Events that would result in taxation of this reserve include redemptions of the Bank's stock or certain excess distributions by the Bank to the Company.

Note 14 - Stock-Based Compensation

We issue stock-based compensation in the form of restricted stock units, performance-based stock units, and stock options. As of December 31, 2024, we have authorized 10,211,440 shares available for grant. Restricted stock units and performance-based stock units are granted at the closing market price on the date of the grant. Forfeitures of restricted stock units, performance-based stock units, and stock options are accounted for as they occur.

The following table presents total stock-based compensation expense and related tax benefit:

	Year Ended December 31,		
(in millions)	2024	2023	2022
Stock-based compensation expense	$ 54	$ 48	$ 28
Tax benefit	9	12	7

Restricted Stock

The Company granted 5,280,114 shares of restricted stock, with an average fair value of $10.23 per share on the date of grant, during the year ended 2024. The shares of restricted stock that were granted during the year ended December 31, 2024 and 2023, vest over a one to five years period.

The following table provides a summary of activity with regard to restricted stock units (RSUs):

	Year Ended December 31, 2024	
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	5,057,980	$ 31.46
Granted	5,280,114	10.23
Vested	(1,303,365)	32.28
Forfeited	(1,413,398)	28.28
Unvested at end of period	7,621,331	17.20

As of December 31, 2024, unrecognized compensation cost relating to unvested restricted stock totaled $95 million. This amount will be recognized over a remaining weighted average period of 2.2 years.

Performance-Based Stock

The following table provides a summary of activity with regard to Performance-Based Restricted Stock Units (PSUs):

	Number of Shares	Weighted Average Grant Date Fair Value	Performance Period	Expected Vesting Date
Outstanding at beginning of year	406,096	$ 29.85	January 1, 2022 - December 31, 2025	March 31, 2025 - 2026
Granted	—	—		
Released	—	—		
Forfeited	(361,428)	30.21		
Outstanding at end of period	44,668	26.85	January 1, 2022 - December 31, 2025	March 31, 2025 - 2026

Performance-based restricted stock units are subject to adjustment or forfeiture, based upon the achievement by the Company of certain performance standards.

As of December 31, 2024, there was an immaterial amount of unrecognized compensation cost relating to unvested restricted stock that will be recognized over a remaining weighted average period of 1.3 years. As of December 31, 2024, the Company believes it is probable that the performance conditions will be met.

Stock Options

The following table summarizes the stock options granted and their respective vesting schedules:

(in thousands)	Year Ended December 31, 2024	
Grant Date	Options Granted	Vest Date
March 6, 2024	5,000	Quarterly through March 2027
March 6, 2024	1,333	Fully vest on March 6, 2025
April 25, 2024 [(1)]	3,000	Annually through April 2027
June 21, 2024	1,000	Annually through June 2027
July 24, 2024	1,000	Annually through July 2027
July 29, 2024	1,000	Annually through July 2027
July 29, 2024	1,000	Annually through July 2027
Total	13,333	

(1) 1,000 of the options granted on April 25, 2024 are expected to be forfeit during Q1 2025.

The Company generally utilizes the Black-Scholes option pricing model to measure the fair value of granted stock options at the grant date. The estimated grant date fair value of options granted during the year ended 2024 was $72 million, which will be recognized in compensation expense on a straight-line basis over the vesting period, of which $22 million was recognized in 2024. The remaining $50 million will be recognized over the vesting period.

The following table summarizes stock options activity for the period indicated:

(in thousands, except per share data)	Year Ended December 31, 2024	
Stock Options	Number of Options	Weighted-Average Exercise Price per Share
Outstanding as of January 1, 2024	—	$ —
Granted	13,333,000	8.44
Vested	(1,250,000)	6.00
Unvested at December 31, 2024	12,083,000	8.69
Exercisable at December 31, 2024	1,250,000	

Note 15 - Derivative and Hedging Activities

Derivative financial instruments are recorded at fair value in other assets and other liabilities on the Consolidated Statements of Condition. The Company's policy is to present our derivative assets and derivative liabilities on the Consolidated Statement of Condition on a gross basis, even when provisions allowing for set-off are in place. However, for derivative contracts cleared through certain central clearing parties, variation margin payments are recognized as settlements. We are exposed to non-performance risk by the counterparties to our various derivative financial instruments. A majority of our derivatives are centrally cleared through a Central Counterparty Clearing House or consist of residential mortgage interest rate lock commitments further limiting our exposure to non-performance risk. We believe that the non-performance risk inherent in our remaining derivative contracts is minimal based on credit standards and the collateral provisions of the derivative agreements.

Derivatives not designated as hedging instruments. The Company maintained a derivative portfolio of interest rate swaps, foreign currency swaps, futures, swaptions and forward commitments used to manage exposure to changes in interest rates and mortgage servicing right asset values and to meet the needs of customers. The Company also enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Market risk on interest rate lock commitments and mortgage loans held for sale is managed using corresponding forward sale commitments and U.S. Treasury futures. Changes in the fair value of derivatives not designated as hedging instruments are recognized on the Consolidated Statements of (Loss) Income.

Derivatives designated as hedging instruments. The Company has historically designated certain interest rate swaps as cash flow hedges on overnight Secured Overnight Financing Rates-based variable interest payments on federal home loan bank advances. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income on the Consolidated Statements of Condition and reclassified into interest expense in the same period in which the hedged transaction is recognized in earnings. At December 31, 2024, the Company had $48 million (net-of-tax) of unrealized gains related to terminated derivatives that had been in cash flow hedge relationships of forecasted interest payments classified as cash flow hedges recorded in accumulated other comprehensive loss. The Company had $10 million (net-of-tax) of unrealized gains on derivatives classified as cash flow hedges recorded in accumulated other comprehensive loss at December 31, 2023. There were no designated hedging relationships as of December 31, 2024.

Fair Value of Hedges of Interest Rate Risk

The Company is exposed to changes in the fair value of certain of its fixed-rate assets due to changes in interest rates. The Company previously used interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate. Interest rate swaps designated as fair value hedges involved the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. Such derivatives were used to hedge the changes in fair value of certain of its pools of prepayable fixed rate assets. For derivatives previously designated and that qualified as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk were recognized in interest income. The fair value basis adjustments remaining from discontinued hedges are recognized in interest income over the remaining life of the hedged items. As of December 31, 2024, we have no derivatives designated in a fair value hedging relationship.

For the year ended December 31, 2024, interest income from loans and leases in the accompanying Consolidated Statements of (Loss) Income was increased $30 million due to the floating rate payments received on the swaps being greater than the fixed rate payments, as well as the accretion of the fair value basis adjustment subsequent to discontinuance of the hedges. As of December 31, 2023, interest income from loans and leases in the accompanying Consolidated Statements of (Loss) Income increased $24 million.

The fair value basis adjustment on our hedged real estate loans is included in loans and leases held for investment on our Consolidated Statements of Condition. The carrying amount of our hedged loans was $5.9 billion at December 31, 2024, of which unrealized gains of $18 million were due to the fair value hedge relationship. For December 31, 2023, the carrying amount of our hedged loans was $6.1 billion.

The following tables set forth information regarding the Company's derivative financial instruments:

(in millions)		December 31, 2024			
			Fair Value		
	Notional Amount	Other Assets	Other Liabilities	Expiration Dates
Derivatives not designated as hedging instruments:				
Assets				
Mortgage-backed securities forwards	$ 186	$ 7	$ —	2025
Rate lock commitments	476	3	—	2025
Interest rate swaps and swaptions	1,541	15	—	2024-2041
Liabilities				
Mortgage-backed securities forwards	$ 158	$ —	$ 2	2025
Rate lock commitments	87	—	3	2025
Interest rate swaps and swaptions	1,782	—	30	2024-2041

(in millions)		December 31, 2023			
			Fair Value		
	Notional Amount	Other Assets	Other Liabilities	Expiration Date
Derivatives designated as cash flow hedging instruments:				
Interest rate swaps on FHLB advances	$ 5,500	$ —	$ 2	2025-2028
Derivatives designated as fair value hedging instruments:				
Interest rate swaps on multi-family loans held for investment	$ 2,000	$ —	$ 1	2025-2027
Derivatives not designated as hedging instruments:				
Assets				
Mortgage-backed securities forwards	$ 1,012	$ 11	$ —	2024
Rate lock commitments	1,490	12	—	2024
Interest rate swaps and swaptions	5,431	115	—	2024-2041
Liabilities				
Futures	$ 2,235	$ —	$ 1	2024
Mortgage-backed securities forwards	1,048	—	32	2024
Rate lock commitments	77	—	3	2024
Interest rate swaps and swaptions	2,720	—	59	2024-2054

The tables below present the gross derivative assets and liabilities, and the related cash pledged as collateral at December 31, 2024 and 2023. No amounts were netted in the Statement of Condition.

(in millions)	December 31, 2024	
	Gross Amounts Not Offset in the Statements of Condition	
	Financial Instruments	Cash Collateral Pledged (Received)
Derivatives not designated as hedging instruments:		
Assets		
Mortgage-backed securities forwards	$ 7	$ (2)
Interest rate swaptions	15	(3)
Total derivative assets	$ 22	$ (5)
Liabilities		
Mortgage-backed securities forwards	$ 2	$ 10
Interest rate swaps [1]	30	47
Total derivative liabilities	$ 32	$ 57

(1) Variation margin pledged to, or received from, a Central Counterparty Clearing House to cover the prior days fair value of open positions is considered settlement of the derivative position for accounting purposes.

(in millions)		December 31, 2023		
			Gross Amounts Not Offset in the Statements of Condition	
			Financial Instruments	Cash Collateral Pledged (Received)
Derivatives designated hedging instruments:				
Interest rate swaps on FHLB advances			$ 2	$ 75
Interest rate swaps on multi-family loans held for investment [1]			1	27
Derivatives not designated as hedging instruments:				
Assets				
Mortgage-backed securities forwards			$ 11	$ (1)
Interest rate swaptions			115	(34)
Total derivative assets			$ 126	$ (35)
Liabilities				
Futures			$ 1	$ 3
Mortgage-backed securities forwards			32	57
Interest rate swaps [1]			59	42
Total derivative liabilities			$ 92	$ 102

(1) Variation margin pledged to, or received from, a Central Counterparty Clearing House to cover the prior days fair value of open positions is considered settlement of the derivative position for accounting purposes.

Cash Flow Hedges of Interest Rate Risk

Interest rate swaps with notional amounts totaling $5.5 billion as of December 31, 2023, were designated as cash flow hedges of certain FHLB borrowings. There were no designated hedging relationships as of December 31, 2024.

The following table presents the effect of the Company's cash flow derivative instruments on accumulated other comprehensive loss:

(in millions)	Year Ended December 31,		
	2024	2023	2022
Amount of gain (loss) recognized in accumulated other comprehensive loss	$ 143	$ 9	$ 88
Amount of reclassified from accumulated other comprehensive loss to interest expense	$ (93)	$ (65)	$ (4)

In 2024, the Company repaid $2.8 billion of FHLB advances that were associated with previously de-designated cash flow hedging relationships. As no future cash flows will occur as a result of the repayments, the Company reclassified the gain of approximately $28.2 million out of accumulated other comprehensive loss into interest expense during the year.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate borrowings. We will recognize $30 million of lower interest expense over the next rolling twelve-month period related to the reclassification.

Derivatives not Designated as Hedging Instruments

The following table presents the net gain (loss) recognized in income on derivatives not designated as hedging instruments, net of the impact of offsetting positions:

		Year Ended December 31,		
(dollars in millions)		2024	2023	2022
Derivatives not designated as hedging instruments	Location of Gain (Loss)			
Futures	Net return on mortgage servicing rights	$ 2	$ 1	$ (1)
Interest rate swaps and swaptions	Net return on mortgage servicing rights	(38)	(34)	(11)
Mortgage-backed securities forwards	Net return on mortgage servicing rights	(18)	(15)	(4)
Rate lock commitments and US Treasury futures	Net gain on loan sales	23	2	28
Forward commitments	Other noninterest income	—	—	(1)
Interest rate swaps [1]	Other non-interest income	—	(1)	—
Total derivative (loss) gain		$ (31)	$ (47)	$ 11

(1)   Includes customer-initiated commercial interest rate swaps.

Note 16 - Intangible Assets

Goodwill

We recorded goodwill in our consolidated statements of condition in connection with our historical business combinations. Goodwill is the difference between the purchases price and the fair value of the acquired company's assets, net of the liabilities assumed. Goodwill was tested at least annually for impairment. The Company's 2023 assessment concluded that goodwill from historical transactions (2007 and prior) was fully impaired as of December 31, 2023. As a result, the Company recorded an impairment charge of the entire goodwill balance of $2.4 billion. The Company has no goodwill at December 31, 2024.

Finite-lived Intangible Assets

At December 31, 2024, intangible assets consisted of the following:

	December 31, 2024			December 31, 2023		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Core deposit intangible	$ 700	$ (229)	$ 471	$ 700	$ (113)	$ 587
Other intangible assets	26	(9)	17	56	(18)	38
Total other intangible assets	$ 726	$ (238)	$ 488	$ 756	$ (131)	$ 625

As of December 31, 2024, the weighted average amortization period for core deposit intangible and other intangible assets is 8.2 years and 5.3 years, respectively.

The estimated amortization expense of CDI and other intangible assets for the next five years and beyond is as follows:

(in millions)	Amortization Expense
2025	$ 106
2026	93
2027	80
2028	68
2029	55
2030 and beyond	86
Total	$ 488

Note 17 - Capital

The Bank is subject to regulation, examination, and supervision by the OCC and the Federal Reserve (the "Regulators"). The Bank is also governed by numerous federal and state laws and regulations, including the FDIC Improvement Act of 1991, which established five categories of capital adequacy ranging from "well capitalized" to "critically undercapitalized." Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution's FDIC deposit insurance premium assessments. Capital amounts and classifications are also subject to the Regulators' qualitative judgments about the components of capital and risk weightings, among other factors.

The quantitative measures established to ensure capital adequacy require that banks maintain minimum amounts and ratios of leverage capital to average assets and of common equity tier 1 capital, tier 1 capital, and total capital to risk-weighted assets (as such measures are defined in the regulations). At December 31, 2024, our capital measures continued to exceed the minimum federal requirements for a bank holding company and for a bank. The following tables sets forth our common equity tier 1, tier 1 risk-based, total risk-based, and leverage capital amounts and ratios on a consolidated basis and for the Bank on a stand-alone basis, as well as the respective minimum regulatory capital requirements, at that date:

The following table presents the actual capital amounts and ratios for the Company:

| | Risk-Based Capital | | | | | | Leverage Capital | |
| **December 31, 2024** | Common Equity Tier 1 | | Tier 1 | | Total | | | |
(dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital	$ 7,997	11.83 %	$ 8,501	12.57 %	$ 10,238	15.14 %	$ 8,501	7.68 %
Minimum for capital adequacy purposes	3,043	4.50	4,057	6.00	5,409	8.00	4,428	4.00
Excess	$ 4,954	7.33 %	$ 4,444	6.57 %	$ 4,829	7.14 %	$ 4,073	3.68 %
December 31, 2023								
Total capital	$ 8,009	9.05 %	$ 8,512	9.62 %	$ 10,415	11.77 %	$ 8,512	7.75 %
Minimum for capital adequacy purposes	3,983	4.50	5,310	6.00	7,081	8.00	4,392	4.00
Excess	$ 4,026	4.55 %	$ 3,202	3.62 %	$ 3,334	3.77 %	$ 4,120	3.75 %

The following table presents the actual capital amounts and ratios for the Bank:

| | Risk-Based Capital | | | | | | Leverage Capital | |
| **December 31, 2024** | Common Equity Tier 1 | | Tier 1 | | Total | | | |
(dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital	$ 8,912	13.21 %	$ 8,912	13.21 %	$ 9,760	14.47 %	$ 8,912	8.05 %
Minimum for capital adequacy purposes	3,036	4.50	4,048	6.00	5,398	8.00	4,426	4.00
Excess	$ 5,876	8.71 %	$ 4,864	7.21 %	$ 4,362	6.47 %	$ 4,486	4.05 %
December 31, 2023								
Total capital	$ 9,305	10.52 %	$ 9,305	10.52 %	$ 10,271	11.61 %	$ 9,305	8.48 %
Minimum for capital adequacy purposes	3,980	4.50	5,307	6.00	7,076	8.00	4,389	4.00
Excess	$ 5,325	6.02 %	$ 3,998	4.52 %	$ 3,195	3.61 %	$ 4,916	4.48 %

The Bank also exceeded the minimum capital requirements to be categorized as "Well Capitalized." To be categorized as well capitalized, a bank must maintain a minimum common equity tier 1 ratio of 6.50 percent; a minimum tier 1 risk-based capital ratio of 8 percent; a minimum total risk-based capital ratio of 10 percent; and a minimum leverage capital ratio of 5 percent. At December 31, 2024, our total risk-based capital ratio exceeded the minimum requirement for capital adequacy purposes by 714 basis points and the fully phased-in capital conservation buffer by 464 basis points.

Note 18 - Fair Value Measurement

Fair value is an "exit" price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is determined based on assumptions that market participants would use in pricing an asset or liability.

Valuation Hierarchy: U.S. generally accepted accounting principles establishes a three-tier fair value hierarchy, which prioritizes the significant inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants use in pricing an asset or liability.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables present assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023, and that were included in the Company's Consolidated Statements of Condition at those dates:

	December 31, 2024			
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Mortgage-related Debt Securities Available for Sale:				
GSE collateralized mortgage obligations	$ —	$ 7,304	$ —	$ 7,304
GSE certificates	—	1,106	—	1,106
Private Label collateralized mortgage obligations	—	130	33	163
Total mortgage-related debt securities	$ —	$ 8,540	$ 33	$ 8,573
Other Debt Securities Available for Sale:				
GSE debentures	$ —	$ 1,203	$ —	$ 1,203
Corporate bonds	—	308	—	308
Asset-backed securities	—	236	—	236
Municipal bonds, foreign notes, and capital trust	—	82	—	82
Total other debt securities	$ —	$ 1,829	$ —	$ 1,829
Total debt securities available for sale	$ —	$ 10,369	$ 33	$ 10,402
Equity securities:				
Mutual funds and common stock	$ —	$ 14	$ —	$ 14
Total equity securities	$ —	$ 14	$ —	$ 14
Total securities	$ —	$ 10,383	$ 33	$ 10,416
Loans held for sale				
Residential first mortgage loans	$ —	$ 382	$ —	$ 382
Acquisition, development, and construction	—	182	—	182
Loans held for investment				
Residential first mortgage loans	—	—	—	—
Derivative assets				
Interest rate swaps and swaptions	—	15	—	15
Mortgage-backed securities forwards	—	7	—	7
Rate lock commitments (fallout-adjusted)	—	—	3	3
Mortgage servicing rights	—	—	26	26
Total assets at fair value	$ —	$ 10,969	$ 62	$ 11,031
Derivative liabilities				
Interest rate swaps and swaptions	$ —	$ 30	$ —	$ 30
Rate lock commitments (fallout-adjusted)	—	—	3	3
Mortgage-backed securities forwards	—	2	—	2
Total liabilities at fair value	$ —	$ 32	$ 3	$ 35

(in millions)		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Fair Value
				December 31, 2023				
Assets:								
Mortgage-related Debt Securities Available for Sale:								
GSE collateralized mortgage obligations	$	—	$	5,162	$	—	$	5,162
GSE certificates		—		1,221		—		1,221
Private Label collateralized mortgage obligations		—		148		32		180
Total mortgage-related debt securities	$	—	$	6,531	$	32	$	6,563
Other Debt Securities Available for Sale:								
GSE debentures	$	—	$	1,609	$	—	$	1,609
Corporate bonds		—		343		—		343
Asset-backed securities		—		302		—		302
U. S. Treasury obligations		198		—		—		198
Municipal bonds, foreign notes, and capital trust		—		130		—		130
Total other debt securities	$	198	$	2,384	$	—	$	2,582
Total debt securities available for sale	$	198	$	8,915	$	32	$	9,145
Equity securities:								
Mutual funds and common stock	$	—	$	14	$	—	$	14
Total equity securities	$	—	$	14	$	—	$	14
Total securities	$	198	$	8,929	$	32	$	9,159
Loans held for sale								
Residential first mortgage loans	$	—	$	770	$	—	$	770
Acquisition, development, and construction		—		123		—		123
Commercial and industrial loans		—		9		—		9
Derivative assets								
Interest rate swaps and swaptions		—		115		—		115
Rate lock commitments (fallout-adjusted)		—		—		12		12
Mortgage-backed securities forwards		—		11		—		11
Mortgage servicing rights		—		—		1,111		1,111
Total assets at fair value	$	198	$	9,957	$	1,155	$	11,310
Derivative liabilities								
Interest rate swaps and swaptions	$	—	$	59	$	—	$	59
Mortgage-backed securities forwards		—		32		—		32
Rate lock commitments (fallout-adjusted)		—		—		3		3
Futures		—		1		—		1
Total liabilities at fair value	$	—	$	92	$	3	$	95

A description of the methods and significant assumptions utilized in estimating the fair values of securities follows:

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and exchange-traded securities.

If quoted market prices are not available for a specific security, then fair values are estimated by using pricing models. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to observable market information, models incorporate transaction details such as maturity and cash flow assumptions. Securities valued in this manner would generally be classified within Level 2 of the valuation hierarchy, and primarily include such instruments as mortgage-related and corporate debt securities.

Fair Value Measurements Using Significant Unobservable Inputs

The following tables include a roll forward of the Consolidated Statements of Condition amounts (including the change in fair value) for financial instruments classified by us within Level 3 of the valuation hierarchy:

(dollars in millions)	Balance at Beginning of Year		Total Gains / (Losses) Recorded in Earnings (1)		Purchases / Originations		Sales		Transfers In (Out)		Balance at End of Year
Year Ended December 31, 2024											
Assets											
Mortgage servicing rights [1]	$	1,111	$	(75)	$	184	$	(1,194)	$	—	$	26
Private Label collateralized mortgage obligations		32		1		—		—		—		33
Rate lock commitments (net) [1][2]		9		5		57		—		(71)		—
Totals	$	1,152	$	(69)	$	241	$	(1,194)	$	(71)	$	59
Year ended December 31, 2023											
Assets											
Mortgage servicing rights [1]	$	1,033	$	(79)	$	208	$	(51)	$	—	$	1,111
Private Label collateralized mortgage obligations		—		—		—		—		32		32
Rate lock commitments (net) [1][2]		(1)		(49)		104		—		(45)		9
Totals	$	1,032	$	(128)	$	312	$	(51)	$	(13)	$	1,152

(1) We utilized swaptions, futures, forward agency and loan sales and interest rate swaps to manage the risk associated with mortgage servicing rights and rate lock commitments. Gains and losses for individual lines do not reflect the effect of our risk management activities related to such Level 3 instruments.

(2) Rate lock commitments are reported on a fallout-adjusted basis. Transfers out of Level 3 represent the settlement value of the commitments that are transferred to loans held for sale, which are classified as Level 2 assets.

The following tables present the quantitative information about recurring Level 3 fair value financial instruments and the fair value measurements as of December 31, 2024 and December 31, 2023:

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
			(dollars in millions)	
Assets				
Mortgage servicing rights	$26	Discounted cash flows	Option adjusted spread	0.8% - 16.4% (2.1%)
			Constant prepayment rate	0.0% - 11.7% (9.4%)
			Weighted average cost to service per loan	$65 - $90 ($71)
Private Label collateralized mortgage obligations	$33	Discounted cash flows	Constant default rates	0.10% - 0.20%
			Weighted average life	5.5 - 12.2
Rate lock commitments (net)	$0	Consensus pricing	Origination pull-through rate	50.40%

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
			(dollars in millions)	
Assets				
Mortgage servicing rights	$ 1,111	Discounted cash flows	Option adjusted spread	5.0% - 21.7% (5.4%)
			Constant prepayment rate	0.0% - 10.0% (7.9%)
			Weighted average cost to service per loan	$65 - $90 ($69)
Private Label collateralized mortgage obligations	$ 32	Discounted cash flows	Constant default rates	0.10% - 0.30%
			Weighted average life	8.2 - 11.8
Rate lock commitments (net)	$ 9	Consensus pricing	Origination pull-through rate	64.30%

Assets Measured at Fair Value on a Non-Recurring Basis

The following tables present assets that were measured at fair value on a non-recurring basis as of December 31, 2024 and December 31, 2023:

| (in millions) | Fair Value Measurements at December 31, 2024 Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Certain impaired loans [1]	$ —	$ —	$ 2,469	$ 2,469
Loans held for sale	—	335	—	335
Other assets [2]	—	—	52	52
Total	$ —	$ 335	$ 2,521	$ 2,856

(1) Represents the fair value of impaired loans, based primarily on the value of the collateral less costs to sell.
(2) Represents the fair value of repossessed assets, based on the appraised value of the collateral subsequent to its initial classification as repossessed assets and equity securities without readily determinable fair values. These equity securities are classified as Level 3 due to the infrequency of the observable prices and/or the restrictions on the shares.

| (in millions) | Fair Value Measurements at December 31, 2023 Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Certain impaired loans [1]	$ —	$ —	$ 197	$ 197
Other assets [2]	—	—	50	50
Total	$ —	$ —	$ 247	$ 247

(1) Represents the fair value of impaired loans, based primarily on the value of the collateral less costs to sell.
(2) Represents the fair value of repossessed assets, based on the appraised value of the collateral subsequent to its initial classification as repossessed assets and equity securities without readily determinable fair values. These equity securities are classified as Level 3 due to the infrequency of the observable prices and/or the restrictions on the shares.

The fair values of collateral-dependent impaired loans are determined using various valuation techniques, including consideration of appraised values and other pertinent real estate and other market data.

Other Fair Value Disclosures

The following tables summarize the carrying values, estimated fair values, and fair value measurement levels of financial instruments that were not carried at fair value on the Company's Consolidated Statements of Condition at December 31, 2024 and December 31, 2023:

(in millions)	Carrying Value		Estimated Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
					December 31, 2024					
					Fair Value Measurement Using					
Financial Assets:										
Cash and cash equivalents	$	15,430	$	15,430	$	15,430	$	—	$	—
FHLB and FRB stock [1]	$	1,146	$	1,146	$	—	$	1,146	$	—
Loans and leases held for investment, net	$	67,071	$	61,831	$	—	$	—	$	61,831
Financial Liabilities:										
Deposits	$	75,870	$	75,894	$	48,546 [2]	$	27,348 [3]	$	—
Borrowed funds	$	14,426	$	14,217	$	—	$	14,217	$	—

   (1) Carrying value and estimated fair value are at cost.
   (2) Interest-bearing checking and money market accounts, savings accounts, and non-interest-bearing accounts.
   (3) Certificates of deposit.

(in millions)	Carrying Value		Estimated Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
					December 31, 2023					
					Fair Value Measurement Using					
Financial Assets:										
Cash and cash equivalents	$	11,475	$	11,475	$	11,475	$	—	$	—
FHLB and FRB stock [1]	$	1,392	$	1,392	$	—	$	1,392	$	—
Loans and leases held for investment, net	$	83,627	$	79,333	$	—	$	—	$	79,333
Financial Liabilities:										
Deposits	$	81,526	$	81,247	$	59,972 [2]	$	21,275 [3]	$	—
Borrowed funds	$	21,267	$	21,082	$	—	$	21,082	$	—

   (1) Carrying value and estimated fair value are at cost.
   (2) Interest-bearing checking and money market accounts, savings accounts, and non-interest-bearing accounts.
   (3) Certificates of deposit.

The methods and significant assumptions used to estimate fair values for the Company's financial instruments follow:

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities.

Securities

If quoted market prices are not available for a specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to observable market information, pricing models also incorporate transaction details such as maturities and cash flow assumptions.

Federal Home Loan Bank Stock

Ownership in equity securities of the FHLB is generally restricted and there is no established liquid market for their resale. The carrying amount approximates the fair value.

Loans and leases

The Company discloses the fair value of loans measured at amortized cost using an exit price notion. The Company determined the fair value on substantially all of its loans for disclosure purposes, on an individual loan basis. The discount rates reflect current market rates for loans with similar terms to borrowers having similar credit quality on an exit price basis. For those loans where a discounted cash flow technique was not considered reliable, the Company used a quoted market price for each individual loan.

Mortgage servicing rights

The significant unobservable inputs used in the fair value measurement of the mortgage servicing rights are option adjusted spreads, prepayment rates and cost to service. Significant increases (decreases) in all three assumptions in isolation result in a significantly lower (higher) fair value measurement. Weighted average life (in years) is used to determine the change in fair value of mortgage servicing rights. For December 31, 2024, the weighted average life (in years) for the entire portfolio was 6.7.

Rate lock commitments

The significant unobservable input used in the fair value measurement of the rate lock commitments is the pull through rate. The pull through rate is a statistical analysis of our actual rate lock fallout history to determine the sensitivity of the residential mortgage loan pipeline compared to interest rate changes and other deterministic values. New market prices are applied based on updated loan characteristics and new fallout ratios (i.e. the inverse of the pull through rate) are applied accordingly. Significant increases (decreases) in the pull through rate in isolation result in a significantly higher (lower) fair value measurement.

Deposits

The fair values of deposit liabilities with no stated maturity (i.e., interest-bearing checking and money market accounts, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a portion of the Company's deposit base.

Borrowed Funds

The estimated fair value of borrowed funds is based either on bid quotations received from securities dealers or the discounted value of contractual cash flows with interest rates currently in effect for borrowed funds with similar maturities and structures.

Off-Balance Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of such off-balance sheet financial instruments were insignificant at December 31, 2024 and December 31, 2023.

Fair Value Option

We elected the fair value option for certain items as discussed throughout the Notes to the Consolidated Financial Statements to more closely align the accounting method with the underlying economic exposure.

The following table reflects the change in fair value included in earnings of financial instruments for which the fair value option has been elected:

(dollars in millions)	Year Ended December 31,		
	2024	2023	2022
Assets			
Loans held for sale			
Net gain on loan sales	$ 47	$ 43	$ 8

The following table reflects the difference between the aggregate fair value and aggregate remaining contractual principal balance outstanding for assets and liabilities for which the fair value option has been elected:

| | December 31, | | | | | |
| | 2024 | | | 2023 | | |
(dollars in millions)	Unpaid Principal Balance	Fair Value	Fair Value Over / (Under) UPB	Unpaid Principal Balance	Fair Value	Fair Value Over / (Under) UPB
Assets:						
Non-accrual loans:						
Loans held for sale	$ 4	$ 4	$ —	$ 2	$ 2	$ —
Total non-accrual loans	$ 4	$ 4	$ —	$ 2	$ 2	$ —
Accrual loans:						
Loans held for sale	$ 553	$ 560	$ 7	$ 869	$ 894	$ 25
Loans held for investment	67	66	(1)	—	—	—
Total accrual loans	$ 620	$ 626	$ 6	$ 869	$ 894	$ 25
Total loans:						
Loans held for sale	$ 557	$ 564	$ 7	$ 871	$ 896	$ 25
Loans held for investment	67	66	(1)	—	—	—
Total loans	$ 624	$ 630	$ 6	$ 871	$ 896	$ 25

Note 19 - Mezzanine and Stockholders' Equity

Preferred Stock Series	Amount Outstanding (in millions)	Issued Date	Shares Authorized	Shares Issued	Shares Outstanding	Par Value	Liquidation Preference Per Share
6.375% Fixed-to-Floating Rate Perpetual Noncumulative Series A	$ 503	March 17, 2017	5,000,000	515,000	515,000	$ 0.01	$ 1,000
Fixed Rate Perpetual Noncumulative Convertible Series B	1	March 11, 2024	267,062	192,062	750	$ 0.01	$ —
13.00% Fixed Rate Perpetual Noncumulative Convertible Series C	$ —	March 11, 2024	523,369	256,307	—	$ 0.01	$ 2,000
Non-Voting Common Equivalent Series D	$ —	March 11, 2024	315,000	45	15	$ 0.01	$ 0.0001

On July 11, 2024, the reverse stock split of the Company's issued and outstanding shares of common stock at a ratio of 1-for-3 took effect. On the effective date, every three shares of common stock issued and outstanding or held by the Company in treasury were combined into one issued share of common stock. In addition, the aggregate number of equity-based awards that remain available to be granted under the Company's equity compensation plans was decreased proportionately and proportionate adjustments were made to the per share exercise price, share-based vesting criteria and the number of shares issuable upon the exercise of outstanding stock options, as applicable, as well as to the number of shares that would be owned upon vesting and settlement of restricted stock units and other equity-based awards, as applicable. The impact of the reverse stock split on the Company's preferred stock and warrants is reflected in the table above. No fractional shares were issued as a result of the reverse stock split.

Series A Preferred stock

Each Series A preferred depositary share represents 1/40th interest in a share of the Company's Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock, with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). Dividends accrue on the shares at a fixed rate equal to 6.375 percent per annum until March 17, 2027, and a floating rate equal to three-month Secured Overnight Financing Rate plus 408.26 basis points per annum beginning on March 17, 2027. Dividends are payable in arrears on March 17, June 17, September 17, and December 17 of each year, which commenced on June 17, 2017. During each of the four quarters of 2024, we paid a quarterly cash dividend on our Series A preferred stock of $15.94 per share.

Series B Preferred Stock

As of December 31, 2024, following the partial exchanges of shares of Series B Noncumulative Convertible Preferred Stock (the "Series B Preferred Stock") described in further detail below, the issued and outstanding shares of Series B Preferred Stock represented the right (on an as converted basis) to receive approximately 250,000 shares of our common stock. Series B Preferred Stock shareholders do not have voting rights, except in limited circumstances.

On June 5, 2024, shareholders approved (a) an amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of our common stock from 300,000,000 to 666,666,666; and (b) the issuance of shares of our common stock in connection with the March 2024 capital raise pursuant to New York Stock Exchange listing rules (the "Stockholder Approvals"). In accordance with the Series B Preferred Stock Certificate of Designations, upon obtaining the Stockholder Approvals, the quarterly non-cumulative cash dividend (annual rate of 13 percent) and liquidation preference rights ceased to apply. Shares of Series B Preferred Stock (a) are now entitled to receive dividends, on an as-converted basis, at the same time and on the same terms as the holders of common stock, including for the dividend declared and paid by the Company on June 17, 2024, September 17, 2024 and December 17, 2024, and (b) rank as equal to the Common Stock in any liquidation of the Company.

August 2024 Series B Preferred Stock Exchanges

On August 12, 2024, the Company entered into separate exchange agreements with the following holders of the Series B Preferred Stock (a) affiliates of funds managed by Liberty 77 Capital L.P. ("Liberty"), (b) affiliates of funds managed by Hudson Bay Capital Management, LP ("Hudson Bay") and (c) affiliates of funds managed by Reverence Capital Partners, L.P. ("Reverence" and, collectively with Liberty and Hudson Bay, the "Investors", and each of the share exchange agreements entered into with each of the Investors on August 12, 2024, an "August 2024 Exchange Agreement," and, collectively, the "August 2024 Exchange Agreements").

Pursuant to the terms of each holder's respective August 2024 Exchange Agreement, on August 12, 2024, (a) Liberty exchanged 29,000 shares of Series B Preferred Stock for the issuance by the Company of 9,666,665 shares of common stock of the Company, to Liberty; (b) Hudson Bay exchanged 22,500 shares of Series B Preferred Stock for the issuance by the Company of 7,499,998 shares of common stock to Hudson Bay; and (c) Reverence exchanged 11,857 shares of Series B Preferred Stock for the issuance by the Company of 3,952,332 shares of common stock to Reverence (each an August 2024 Exchange," and, collectively, the "August 2024 Exchanges"). The number of shares of Series B Preferred Stock of each Investor so exchanged is an amount such that no Investor (together with its affiliates) would beneficially own in excess of 9.99 percent of the shares of the Company's common stock outstanding immediately following the August 2024 Exchanges. All of the August 2024 Exchanges were consummated simultaneously.

Immediately following the August 2024 Exchanges, (a) Liberty held 114,355 shares of Series B Preferred Stock, which were (in the aggregate) convertible into approximately 38,118,329 shares of common stock; (b) Hudson Bay held 14,350 shares of Series B Preferred Stock, which were (in the aggregate) convertible into approximately 4,783,332 shares of common stock; and (c) Reverence held no shares of Series B Preferred Stock.

September 2024 Series B Preferred Stock Exchanges

On September 23, 2024, the Company entered into separate share exchange agreements with each of Liberty and Hudson Bay (each of the share exchange agreements entered into with Liberty and Hudson Bay on September 23, 2024, a "September 2024 Exchange Agreement," and, collectively, the "September 2024 Exchange Agreements").

Pursuant to the terms of each respective September 2024 Exchange Agreement, on September 23, 2024, (a) Liberty exchanged 114,355 shares of Series B Preferred Stock for the issuance by the Company of 38,118,329 shares of common stock to Liberty; and (b) Hudson Bay exchanged 13,600 shares of Series B Preferred Stock for the issuance by the Company of 4,533,331 shares of common stock to Hudson Bay (each a "September 2024 Exchange," and, collectively, the "September 2024 Exchanges"). The number of shares of Series B Preferred Stock of Hudson Bay so exchanged was an amount such that Hudson Bay (together with its affiliates) would not beneficially own in excess of 9.99 percent of the shares of the Company's common stock outstanding immediately following the September 2024 Exchanges. All of the September 2024 Exchanges were consummated simultaneously.

Immediately following the September 2024 Exchanges, (a) Liberty held no shares of Series B Preferred Stock; and (b) Hudson Bay held 750 shares of Series B Preferred Stock, which are (in the aggregate) convertible into approximately 250,000 shares of common stock.

March 2024 Investment Agreements

Each of the Investors acquired the shares of Series B Preferred Stock that were exchanged for shares of common stock in the applicable August 2024 Exchange and September 2024 Exchange on March 11, 2024 as part of the Company's approximately $1.05 billion capital raise transaction pursuant to separate investment agreements entered into with each of the Investors on March 7, 2024, each of which was amended on March 11, 2024 (collectively, the "Investment Agreements"). Each share of Series B Preferred Stock is automatically convertible into shares of common stock (or, in limited circumstances, a share of Series C Noncumulative Preferred Stock of the Company) in a transfer by the holder thereof consistent with the rules and limitations of Regulation Y of the Bank Holding Company Act of 1956, as amended.

The remaining Series B Preferred Stock is classified in mezzanine equity as it is contingently convertible into shares of preferred stock that are redeemable for cash, contingent on events that are not solely in the control of the Company. The Series B Preferred Stock is not remeasured because it is currently not probable that it will become redeemable.

Series C Preferred Stock

As of December 31, 2024, all of the issued and outstanding shares of the Company's Series C Noncumulative Preferred Stock (the "Series C Preferred Stock") have converted into shares of common stock in accordance with the terms of the Certificate of Designations for the Series C Preferred Stock.

Warrants

Warrants to purchase shares of Series D NVCE Stock, par value $0.01 per share, for an initial exercise price of $2,500 per share (collectively, the "Warrants"), were issued in conjunction with the March 2024 capital raise. The warrants were not exercisable until September 10, 2024 and expire 7 years after issuance. Pursuant to the terms of the Warrant, as a result of the dividend paid on shares of our common stock, the exercise price of the Warrants was reduced to $2,488 as of December 31, 2024. At the time of issuance, the Warrants entitled the holders thereof to receive an aggregate of 315,000 shares of Series D NVCE Stock (subject to net settlement of shares) upon exercise of the Warrants. The 315,000 shares of Series D NVCE Stock are convertible into 105,000,000 shares of common stock at a strike price of $7.50 per share, adjusted for dividends. The exercise price was $7.47 as of December 31, 2024.

On September 30, 2024, a Warrant holder exercised its Warrant to purchase 45 shares of Series D NVCE Stock, at an exercise price of $2,489 per share, resulting in the issuance by the Company of 15 shares of Series D NVCE Stock after giving effect to provisions of the Warrant regarding the net settlement of shares. Accordingly, effective as of September 30, 2024, 15 shares of Series D NVCE Stock were issued.

Treasury Stock Repurchases

On October 23, 2018, the Board of Directors approved the repurchase of up to $300 million of the Company's outstanding common stock. As of December 31, 2024, the Company has repurchased a total of 10 million shares at an average price of $28.60 or an aggregate purchase of $286 million. The Company had no repurchases during 2024 and 2023. Net of issuance costs, the Company has approximately $9 million remaining under this repurchase authorization.

Note 20 - Commitments and Contingencies

Pledged Assets

The Company pledges securities to serve as collateral for its repurchase agreements and Federal Reserve Bank borrowings, among other purposes. We had pledged investment securities of $10.2 billion and $2.8 billion at December 31, 2024 and December 31, 2023, respectively. In addition, the Company had $44.6 billion of loans pledged between the FHLB-NY and Federal Reserve Bank to serve as collateral for its wholesale borrowings as of December 31, 2024, compared to $43.1 billion of loans pledged at December 31, 2023.

Loan Commitments and Letters of Credit

In the normal course of business, we have various commitments outstanding to extend credit in the form of mortgage and other loan originations, as well as commercial, performance stand-by and financial stand-by letters of credit, which are not included on our Consolidated Statements of Financial Condition.

The following table summarizes the Company's off-balance sheet commitments to originate loans and letters of credit:

	December 31,			
(in millions)	2024		2023	
Multi-family and commercial real estate	$	29	$	52
One-to-four family including interest rate locks		725		1,694
Acquisition, development, and construction		2,449		3,926
Warehouse loan commitments		—		7,074
Other loan commitments		9,837		11,315
Total loan commitments	$	13,040	$	24,061
Commercial, performance stand-by, and financial stand-by letters of credit		803		915
Total commitments	$	13,843	$	24,976

These commitments consist of agreements to extend credit as long as there is no violation of any condition established in the contract under which the loan is made. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The fees we collect in connection with the issuance of letters of credit are included in Fee income in the Consolidated Statements of (Loss) Income.

These instruments involve, to varying degrees, elements of credit and interest rate risk beyond the amount recognized on the Consolidated Statements of Condition. Our exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The contractual amount of standby letters of credit represents the maximum potential amount of future payments the Company could be required to make and represents the Company's maximum credit risk. We utilize the same credit policies in making commitments and conditional obligations as we do for balance sheet instruments.

At December 31, 2024, the Company had no commitments to purchase securities.

Legal Proceedings

The Company is involved in various legal actions arising in the ordinary course of its business, including stockholder class and derivative actions. The outcome of pending or threatened litigation, or of investigations or any other matters before regulatory agencies is uncertain, whether currently existing or commencing in the future, including with respect to any litigation, investigation or other regulatory actions related to (i) the business and disclosure practices of acquired companies, including our acquisition of Flagstar Bancorp and the purchase and assumption of certain assets and liabilities of Signature, (ii) the capital raise transaction we completed in March of 2024, (iii) the material weaknesses in internal control over financial reporting disclosed in our 2023 10-K/A and our current 10-K, (iv) past cyber security breaches, and (v) recent events and circumstances involving the Company, including our Q4 2023 earnings announcement, disclosures regarding credit losses, the credit loss provision and the 2023 goodwill impairment.

There can be no assurance (i) that we will not incur material losses due to damages, penalties, costs and/or expenses as a result of such litigation, (ii) that the reserves we have established will be sufficient to cover such losses, or (iii) that such losses will not materially exceed such reserves and have a material impact on our financial condition or results of operations. The Company may incur significant legal expenses in defending the litigation, or as a result of its involvement in such investigations or regulatory proceedings, during the pendency of these matters, and in connection with any other potential cases, including expenses for the potential reimbursement of legal fees of officers and directors under indemnification obligations.

Note 21 - Employee Benefits

Retirement Plan

The Flagstar Financial, Inc. Retirement Plan (the "Retirement Plan") covers substantially all employees who had attained minimum age, service, and employment status requirements prior to the date when the individual plans were frozen by the banks of origin. Once frozen, the individual plans ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would otherwise have met eligibility requirements.

The following table sets forth certain information regarding the Retirement Plan as of the dates indicated:

	December 31,			
(in millions)	2024		2023	
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$	115	$	116
Interest cost		5		5
Actuarial gain		(6)		2
Annuity payments		(7)		(7)
Settlements		(1)		(1)
Benefit obligation at end of year	$	106	$	115
Change in Plan Assets:				
Fair value of assets at beginning of year	$	253	$	228
Actual return (loss) on plan assets		—		33
Annuity payments		(6)		(7)
Settlements		(1)		(1)
Fair value of assets at end of year	$	246	$	253
Funded status (included in other assets)	$	140	$	138
Changes recognized in other comprehensive income for the year ended December 31:				
Amortization of actuarial loss	$	(3)	$	(7)
Net actuarial (gain) loss arising during the year		10		(18)
Total recognized in other comprehensive income for the year (pre-tax)	$	7	$	(25)
Accumulated other comprehensive loss (pre-tax) not yet recognized in net periodic benefit cost at December 31:				
Actuarial loss, net	$	49	$	41
Total accumulated other comprehensive loss (pre-tax)	$	49	$	41

In 2025 $4 million of unrecognized net actuarial loss for the Retirement Plan will be amortized from accumulated other comprehensive loss into net periodic benefit cost. The comparable amount recognized as net actuarial loss for the Retirement Plan in 2024 was $3 million. The discount rates used to determine the benefit obligation at December 31, 2024 and 2023 were 5.4 percent and 4.7 percent, respectively.

The discount rate reflects rates at which the benefit obligation could be effectively settled. To determine this rate, the Company considers rates of return on high-quality fixed-income investments that are currently available and are expected to be available during the period until the pension benefits are paid. The expected future payments are discounted based on a portfolio of high-quality rated bonds (AA or better) for which the Company relies on the Financial Times Stock Exchange ("FTSE") Pension Liability Index that is published as of the measurement date.

The components of net periodic pension (credit) expense were as follows for the years indicated:

	Years Ended December 31,		
(in millions)	2024	2023	2022
Components of net periodic pension expense (credit):			
Interest cost	$ 5	$ 5	$ 4
Expected return on plan assets	(17)	(14)	(16)
Amortization of net actuarial loss	3	7	2
Net periodic pension credit	$ (9)	$ (2)	$ (10)

The following table indicates the weighted average assumptions used in determining the net periodic benefit cost for the years indicated:

	Years Ended December 31,		
	2024	2023	2022
Discount rate	4.7 %	4.9 %	2.6 %
Expected rate of return on plan assets	6.8	6.3	6.0

The long-term objective for the Plan is to maintain assets at a level that will sufficiently cover future beneficiary obligations and to achieve long-term growth in assets.

To achieve the long-term investment objectives, the Trustee will invest the assets of the Plan in a diversified combination of asset classes, investment strategies, and pooled vehicles. The asset allocation guidelines in the table below reflect the plan sponsor's risk tolerance and long-term objectives for the Plan:

Asset Allocation Parameters by Asset Class

Equity	Minimum	Target	Maximum
U.S. Large-Cap		27%	
U.S. Mid-Cap		7%	
U.S. Small-Cap		7%	
Non-U.S.		14%	
Total - Equity	45%	55%	65%
Total - Fixed Income/Cash Equivalents	35%	45%	55%

The parameters for each asset class provide the Trustee with the latitude for managing the Plan within a minimum and maximum range. The Trustee will have full discretion to buy, sell, invest and reinvest in these asset segments based on these guidelines.

The following table presents information about the fair value measurements of the investments held by the Retirement Plan as of December 31, 2024:

(in millions)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Equity:								
Large-cap value	$	14	$	14	$	—	$	—
Large-cap growth		28		28		—		—
Large-cap core		21		21		—		—
Mid-cap core		17		17		—		—
Small-cap core		17		17		—		—
International growth		18		18		—		—
International value		12		12		—		—
Fixed Income Funds:								
Intermediate - Core Plus		96		96		—		—
Equity Securities:								
Company common stock		9		9		—		—
Common/Collective Trusts-Equity:								
Large cap value		14		—		14		—
	$	246	$	232	$	14	$	—

Current Asset Allocation

The asset allocations for the Retirement Plan were as follows:

	December 31,	
	2024	2023
Equity securities	61 %	61 %
Debt securities	39 %	39 %
Total	100 %	100 %

Determination of Long-Term Rate of Return

The long-term rate of return on Retirement Plan assets assumption was based on historical returns earned by equities and fixed income securities and adjusted to reflect expectations of future returns as applied to the Retirement Plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn long-term rates of return in the ranges of 6 percent to 8 percent and 3 percent to 5 percent, respectively, with an assumed long-term inflation rate of 2.5 percent reflected within these ranges. When these overall return expectations are applied to the Retirement Plan's target allocations, the result is an expected rate of return of 5 percent to 7 percent.

Expected Contributions

The Company does not expect to contribute to the Retirement Plan in 2024.

Expected Future Annuity Payments

The following annuity payments, which reflect expected future service, as appropriate, are expected to be paid by the Retirement Plan during the years indicated:

(in millions)		
2025	$	8
2026		8
2027		8
2028		8
2029		8
2030 and thereafter		43
Total	$	83

Qualified Savings Plan (401(k) Plan)

The Company maintains a defined contribution qualified savings plan in the form of a 401(k) plan in which all salaried employees are able to participate after one month of service and having attained age 21. The Company matches a portion of employee 401(k) plan contributions which totaled $28 million and $21 million for the year ended December 31, 2024 and 2023, respectively.

Post-Retirement Health and Welfare Benefits

The Company offers certain post-retirement benefits, including medical, dental, and life insurance (the "Health & Welfare Plan") to retired employees, depending on age and years of service at the time of retirement. The costs of such benefits are accrued during the years that an employee renders the necessary service.

The Health & Welfare Plan is an unfunded plan and is not expected to hold assets for investment at any time. Any contributions made to the Health & Welfare Plan are used to immediately pay plan premiums and claims as they come due.

The estimated net actuarial loss and the prior service liability that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2024 are less than $1 million, respectively.

The net periodic benefit costs and all components thereof for the years-ended December 31, 2024 and 2023 were $2 million and less than $1 million, respectively.

Expected Contributions and Expected Future Payments for Premiums and Claims

The Company expects to contribute $1 million to the Health & Welfare Plan to pay premiums and claims in the fiscal year ending December 31, 2024. Future Payments for premiums and claims are expected to be $1 million or less per year through the life of the Health & Welfare Plan.

Note 22 - Segments

The Company's chief operating decision maker is the Chief Executive Officer. The Company has evaluated its operating structure and determined that it operates in one reportable segment, which constitutes its only operating segment. The Company's chief operating decision maker regularly evaluates the performance of the business as a whole, with financial results reviewed on a consolidated basis.

Given the current focus on the Company's operations, products, and services, the chief operating decision maker does not assess performance or make operating decisions based on distinct geographic or product line divisions as the focus has been on consolidated cost measures and realigning business operations to ensure long-term profitability. A current focus of the chief operating decision maker is on the primary revenue sources and the costs of the organization. Therefore, the chief operating decision maker considers each element of noninterest expense in decision making about how to allocate the resources of the company. Additionally, the chief operating decision maker is focused on the key consolidated revenue sources, most notably net interest income, which led to the decision to sell certain portions of our business and certain loan portfolios. The Company's significant revenues and expenses are reported on the face of the Consolidated Statement of (Loss) Income. As a result, the Company's financial performance is reviewed as a single operating segment.

Note 23 - Parent Company-Only Financial Information

The following tables present the condensed financial statements for Flagstar Financial, Inc. (Parent Company only):

Condensed Statements of Condition

	December 31,		
(in millions)	2024		2023
ASSETS:			
Cash and cash equivalents	$ 579	$	158
Investments in subsidiaries	8,580		9,160
Other assets	49		80
Total assets	$ 9,208	$	9,398
LIABILITIES AND STOCKHOLDERS' EQUITY:			
Junior subordinated debentures	$ 582	$	579
Subordinated notes	443		438
Other liabilities	14		14
Total liabilities	$ 1,039	$	1,031
Stockholders' equity	$ 8,169	$	8,367
Total liabilities and stockholders' equity	$ 9,208	$	9,398

Condensed Statements of Income

	Years Ended December 31,				
(in millions)	2024		2023		2022
Interest income	$ 1	$	—	$	—
Dividends received from subsidiaries	67		580		335
Other income	1		2		160
Gross income	$ 69	$	582	$	495
Interest expense	88		82		41
Operating expenses	38		26		14
Income before income tax benefit and equity in undistributed (loss) earnings of subsidiaries	$ (57)	$	474	$	440
Income tax (benefit)/expense	(25)		(25)		(14)
Income before equity in undistributed (loss) earnings of subsidiaries	$ (32)	$	499	$	454
Equity in undistributed (loss) earnings of subsidiaries	(1,086)		(578)		196
Net (loss) income	$ (1,118)	$	(79)	$	650

Condensed Statements of Cash Flows

(in millions)		Years Ended December 31,				
		2024		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net (loss) income	$	(1,118)	$	(79)	$	650
Change in other assets		1		30		(3)
Change in other liabilities		—		6		(4)
Other, net		16		65		(130)
Equity in undistributed loss (earnings) of subsidiaries		1,086		578		(196)
Net cash (used in) provided by operating activities	$	(15)	$	600	$	317
CASH FLOWS FROM INVESTING ACTIVITIES:						
Cash acquired in business acquisition	$	—	$	—	$	34
Equity investment in bank subsidiary		(500)		—		—
Change in receivable from subsidiaries, net		30		(32)		5
Net cash (used in) provided by investing activities	$	(470)	$	(32)	$	39
CASH FLOWS FROM FINANCING ACTIVITIES:						
Treasury stock repurchased	$	(11)	$	(12)	$	(24)
Cash dividends paid on common and preferred stock		(88)		(519)		(350)
Proceeds from common stock and warrants issued		1,004		—		—
Proceeds from preferred stock issued		1		—		—
Net cash used in financing activities	$	906	$	(531)	$	(374)
Net increase (decrease) in cash and cash equivalents	$	421	$	37	$	(18)
Cash and cash equivalents at beginning of year		158		121		139
Cash and cash equivalents at end of year	$	579	$	158	$	121

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Flagstar Financial, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of condition of Flagstar Financial, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2025 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses on loans and leases

As discussed in Notes 2 and 7 to the consolidated financial statements, the Company's total allowance for credit losses (ACL) on loans and leases as of December 31, 2024 was $1.2 billion, a substantial portion of which is related to the one-to-four family first mortgage, multi-family, commercial and industrial, specialty finance, and commercial real estate portfolio segments measured on a collective basis when similar risk characteristics exist (collective ACL) and a portion is related to individually evaluated loans (individually evaluated ACL). Management estimates the collective ACL by projecting and multiplying together the probability-of-default (PD), loss-given-default (LGD) and exposure-at-default depending on economic parameters for each month of the remaining contractual term. The loss drivers for certain loans within the commercial and industrial portfolio are derived using credit ratings. The Company estimates the exposure- at-default using prepayment models which forecasts prepayments over the life of the loans and leases.

The economic forecast and the related economic parameters are developed using multiple economic forecast scenarios, including related weightings, over the reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company reverts to a historical average loss rate on a straight-line basis over 12 months. Historical credit loss experience over the historical loss observation period provides the basis for the estimation of expected credit losses, with qualitative adjustments to reflect trends not captured within the models. In addition, the Company has certain individually evaluated loans that are deemed collateral dependent and the related expected credit losses are determined based on the fair value of the underlying collateral, less costs to sell as appropriate.

We identified the assessment of the collective ACL and the individually evaluated ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. For the collective ACL, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD, LGD, and prepayments and their significant assumptions in the collective ACL. Such significant assumptions included portfolio segmentation, the selection of the multiple economic forecast scenarios including related weightings, economic parameters, credit ratings, the reasonable and supportable forecast period, the reversion period and the historical loss observation period. The assessment also included the evaluation of the qualitative adjustments and their significant assumptions. In addition, the assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, and prepayments models. For the individually evaluated ACL, the assessment included an evaluation of the fair value of the underlying collateral for those loans deemed collateral dependent. Auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL and the individually evaluated ACL estimate, including controls over the:

- development of the collective ACL methodology

- continued use and appropriateness of the PD, LGD, and prepayment models

- performance monitoring of the PD, LGD, and prepayment models

- identification and determination of the significant assumptions used in the PD, LGD, and prepayment models

- development of the qualitative adjustments, including the significant assumptions used in their measurement

- appropriateness of third-party appraisals

- analysis of the collective ACL results, trends, and ratios.

We evaluated the Company's process to develop the collective ACL and the individually evaluated ACL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk and valuation professionals with specialized skills and knowledge, who assisted in:

For the Collective ACL:

- evaluating the Company's collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD, LGD, and prepayment models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness and performance of the PD, LGD, and prepayment models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the multiple economic forecast scenarios including the related weightings, and underlying economic parameters by comparing them to the Company's business environment and relevant industry practices

- evaluating the length of the reasonable and supportable forecast period, the reversion period and the historical loss observation periods by comparing them to specific portfolio risk characteristics and trends

- testing individual credit ratings for a selection of certain borrower relationships by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral

- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practice

- evaluating the methodology used to develop the qualitative adjustments and their significant assumptions and the effect of those adjustments on the collective ACL compared with relevant credit risk factors, current collateral valuations, and consistency with credit trends and identified limitations of the underlying quantitative models.

For the individually evaluated ACL:

- testing of individual collateral fair values for a selection of borrower relationships by evaluating methods and assumptions used by the third-party appraiser.

We also assessed the sufficiency of the audit evidence obtained related to the ACL estimate by evaluating the:

- determination of cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in the accounting estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 1993.

New York, New York
March 3, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Flagstar Financial, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Flagstar Financial, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of condition of the Company as of December 31, 2024 and 2023, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management's assessment that the Company:

- lacked effective periodic risk assessment processes to identify and timely respond to emerging risks in certain financial reporting processes and related internal controls, including independent credit review, that were responsive to changes in the business operations and regulatory and economic environments in which the Company operates,

- lacked effective recurring monitoring activities over process level control activities, including independent credit review,

- did not sufficiently maintain effective control activities related to independent credit review processes and certain loan data reconciliations. Specifically, the Company's independent credit review process controls were ineffective as the Company lacked the consistent application of an appropriate framework to validate that the ratings were accurate, timely, and appropriately challenged. These ineffective controls impact the Company's ability to accurately disclose loan rating classifications, identify problem loans, and ultimately recognize the allowance for credit losses on loans and leases.

As a result of these ineffective risk assessment, monitoring, and control activities, the Board of Directors was not able to exercise sufficient oversight.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York

March 3, 2025

Item 9.   Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision, and with the participation, of our Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b), as adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this annual report because of the material weaknesses in internal control over financial reporting described below. Notwithstanding the material weaknesses, based on additional analyses and other procedures performed, management concluded that the financial statements included in this report fairly present in all material respects our financial position, results of operations, capital position, and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles ("GAAP").

Per Rules 13a-15(e) and 15d-15(e), disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our system of internal control is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with the authorization of management and the Boards of Directors of the Company and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this assessment, because of the following internal control deficiencies that constitute material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024.

Risk assessment – We lacked effective periodic risk assessment processes to identify and timely respond to emerging risks in certain financial reporting processes and related internal controls, including independent Credit Review, that were responsive to changes in the business operations and regulatory and economic environments in which the Company operates.

Monitoring – Our recurring monitoring activities over process level control activities, including independent Credit Review, were not operating effectively.

Control activities – We did not sufficiently maintain effective control activities related to independent Credit Review processes and certain loan data reconciliations. Specifically, our independent Credit Review process controls were ineffective as the Company lacked the consistent application of an appropriate framework to validate that the ratings were accurate, timely, and appropriately challenged. These ineffective controls impact the Company's ability to accurately disclose loan rating classifications, identify problem loans, and ultimately recognize the allowance for credit losses on loans and leases.

As a result of these ineffective risk assessment, monitoring, and control activities, the Board of Directors was not able to exercise sufficient oversight.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2024.

The Company's independent registered public accounting firm, KPMG LLP, which audited the 2024 consolidated financial statements included in this Form 10-K, has expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG LLP's report appears on page 144 of this Annual Report on Form 10-K.

(c) Remediation Status of Reported Material Weaknesses

The Company continues actively working to remediate the material weaknesses described above, including assessing the need for additional remediation steps and implementing additional measures to remediate the underlying causes that gave rise to the material weaknesses, including governance and oversight to ensure an effective control environment.

In early 2024, we appointed several new members to the Board of Directors with extensive experience as financial experts in our industry and backgrounds in risk management, including a new Lead Independent Director, a new Chairman of the Audit Committee and a new Chairman of the Risk Assessment Committee. The number of Audit Committee meetings held has increased substantially during 2024, and both Audit and Risk Assessment Committee meetings have dedicated sessions related to evaluating credit risk in the portfolio. In addition, the Audit Committee has held dedicated sessions to discuss the Company's methodology and results in determining the allowance for credit losses. While these actions, in conjunction with the actions further described below, have improved the complement of qualified leadership, the Board of Directors was not able to exercise sufficient oversight as a result of the ineffective risk assessment and monitoring activities noted above.

To address the material weakness in our risk assessment processes, we have taken or are in the process of taking the following actions:

- Appointed a Chief Risk Officer, a Chief Credit Officer and a new Senior Director of Credit Review, all with large commercial bank credit experience.

- We are enhancing the depth and breadth of our independent Credit Review program to make the necessary changes to the scoping approach, risk assessment and related processes, and enhancing the stature of the independent Credit Review function. We have improved the level of experience of the personnel performing credit reviews.

To address the material weakness in our monitoring activities, we have taken the following actions:

- Increased the frequency and nature of reporting from our independent Credit Review team and first line business units to the Risk Assessment Committee to support the Board of Directors' risk oversight role.

To address the material weakness related to our control activities, we have identified the following actions:

- Expanding the use of independent credit analysis and reducing the Company's reliance on tools and analyses prepared by our lines of business.

- Hired a new Senior Director of Credit Review and increased the Credit Review team's ability and stature within the organization to independently challenge risk rating scorecard model methodologies and results.

- Assessing the adequacy of staffing levels and expertise within the Company's independent Credit Review function, considering, among other things, the size, complexity, and risk profile of the Company's loan portfolio. We are enhancing the expertise and adequacy of our staffing levels in the independent Credit Review program.

- Providing additional risk rating process training for all employees involved in the lending and credit review processes.

- Enhancing processes to identify and assess risks associated with estimating the allowance for credit losses and improving data governance processes.

While we believe our actions will be effective in remediating the material weaknesses, we are continuing to assess the need for additional remediation actions. The material weaknesses will not be fully remediated until all aspects of the weaknesses are addressed, the applicable remedial processes and, procedures have been in place for a sufficient period of time and management has concluded, through testing, that our efforts have been effective.

(d) Changes in Internal Control over Financial Reporting

Except for the actions noted above related to remediation of the Company's material weaknesses, there have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

During the fourth quarter ended December 31, 2024, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Information regarding our directors, executive officers, and corporate governance appears in our Proxy Statement for the Annual Meeting of Shareholders to be held for fiscal year 2025 (hereafter referred to as our "2025 Proxy Statement") under the captions "Director Qualifications and Business Experience," "Business Experience of Executive Officers Who Are Not Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Board Committees", and is incorporated herein by this reference.

A copy of our Code of Ethics for Senior Financial Officers, which applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Accounting Officer as officers of the Company, and all other senior financial officers of the Company designated by the Chief Executive Officer from time to time, is available on the Investor Relations portion of our website: www.Flagstar.com and will be provided, without charge, upon written request to the Corporate Secretary at 102 Duffy Avenue, Hicksville, NY 11801. We also intend to disclose any amendments to our Code of Ethics for Senior Financial Officers and waivers of our Code of Ethics for Senior Financial Officers required to be disclosed by the rules of the SEC and the New York Stock Exchange on the Investor Relations portion of our website.

The Company has adopted the Flagstar Financial, Inc. Securities Trading Policy and related procedures governing the purchase, sale, and/or other disposition of its securities by its directors, officers, and employees that the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable NYSE listing standards. A copy of the Flagstar Financial, Inc. Securities Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable NYSE listing requirements.

Item 11.   Executive Compensation

Information regarding executive compensation appears in our 2025 Proxy Statement under the captions "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation and Related Information," and "Director Compensation," and is incorporated herein by this reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table provides information regarding the Company's equity compensation plans at December 31, 2024:

Plan Category	Number of Securities to Be Issued Upon Exercise	Weighted Average Exercise Price	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders			10,211,440
Equity compensation plans not approved by security holders			—

Information relating to the security ownership of certain beneficial owners and management appears in our 2025 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners" and "Information with Respect to Nominees, Continuing Directors, and Executive Officers."

Item 13.   Certain Relationship and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions, and director independence, appears in our 2025 Proxy Statement under the captions "Transactions with Certain Related Persons" and "Corporate Governance," respectively, and is incorporated herein by this reference.

Item 14.   Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, New York, New York, Auditor Firm ID: 185.

Information regarding principal accounting fees and services appears in our 2025 Proxy Statement under the caption "Audit and Non-Audit Fees," and is incorporated herein by this reference.

Item 15. **Exhibits and Financial Statement Schedules**

(a) Documents Filed as Part of this Report

1. Financial Statements

The following are incorporated by reference from Item 8 hereof:

- Reports of Independent Registered Public Accounting Firm;
- Consolidated Statements of Condition at December 31, 2024 and 2023;
- Consolidated Statements of (Loss) Income for each of the years in the three-year period ended December 31, 2024;
- Consolidated Statements of Changes in Stockholders' Equity for each of the years in the three-year period ended December 31, 2024;
- Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2024; and
- Notes to the Consolidated Financial Statements.

The following are incorporated by reference from Item 9A hereof:

- Management's Report on Internal Control over Financial Reporting; and
- Changes in Internal Control over Financial Reporting.

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or because the required information is provided in the Consolidated Financial Statements or Notes thereto.

3. Exhibits Required by Securities and Exchange Commission Regulation S-K

The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

Exhibit No.

2.1	Agreement and Plan of Merger, dated as of April 24, 2021, by and among New York Community Bancorp, Inc., 615 Corp. and Flagstar Bancorp, Inc. [1]
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated April 26, 2022, by and among New York Community Bancorp, Inc., 615 Corp., and Flagstar Bancorp, Inc. [2]
2.3	Amendment No. 2 to the Agreement and Plan of Merger, dated October 27, 2022, by and among New York Community Bancorp, Inc., 615 Corp. and Flagstar Bancorp, Inc. [3]
2.4	Purchase and Assumption Agreement – All Deposits, dated March 20, 2023, among FDIC, as receiver of Signature Bridge Bank, the FDIC and Flagstar Bank, N.A. [4]
2.5	Amendment No. 1 to the Equity Appreciation Instrument, dated March 27, 2023 [4]
2.6	Agreement for the Bulk Purchase and Sale of Mortgage Servicing Rights, dated as of July 24, 2024, by and between Nationstar Mortgage LLC and Flagstar Bank, N.A.*[5]
2.7	Asset Purchase Agreement, dated as of July 24, 2024, by and between Nationstar Mortgage LLC and Flagstar Bank, N.A.*[5]
3.1	Amended and Restated Certificate of Incorporation [6]
3.2	Certificates of Amendment of Amended and Restated Certificate of Incorporation [7]
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation [8]
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation [9]
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation [10]
3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation [11]
3.7	Certificate of Designations of the Registrant with respect to Series A Preferred Stock, dated March 16, 2017, filed with the Secretary of State of the State of Delaware and effective March 16, 2017 [12]
3.8	Certificate of Designations of the Registrant with respect to Series B Noncumulative Convertible Preferred Stock, dated March 11, 2024, filed with the Secretary of State of the State of Delaware and effective March 11, 2024 [13]

3.9	Certificate of Designations of the Registrant with respect to Series C Noncumulative Convertible Preferred Stock, dated March 11, 2024, filed with the Secretary of State of the State of Delaware and effective March 11, 2024 [13]
3.10	Certificate of Designations of the Registrant with respect to Series D Non-Voting Common Equivalent Stock, dated March 11, 2024, filed with the Secretary of State of the State of Delaware and effective March 11, 2024 [13]
3.11	Amended and Restated Bylaws[11]
4.1	Specimen Stock Certificate [14]
4.2	Deposit Agreement, dated as of March 16, 2017, by and among the Registrant, Computershare, Inc, and Computershare Trust Company, N.A., as joint depositary, and the holders from time to time of the depositary receipts described therein [15]
4.3	Form of certificate representing the Series A Preferred Stock [15]
4.4	Form of depositary receipt representing the Depositary Shares [15]
4.5	Form of warrant agreement for shares of Series D Non-Voting Common Equivalent Stock [13]
4.6	Description of securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934[16]
4.7	Registrant will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.
10.1(P)	Form of Queens County Savings Bank Outside Directors' Consultation and Retirement Plan [17]
10.2(P)	Supplemental Benefit Plan of Queens County Savings Bank [18]
10.3(P)	Excess Retirement Benefits Plan of Queens County Savings Bank [17]
10.4(P)	Queens County Savings Bank Directors' Deferred Fee Stock Unit Plan [17]
10.5	New York Community Bancorp, Inc. Management Incentive Compensation Plan [19]
10.6	New York Community Bancorp, Inc. 2012 Stock Incentive Plan [20]
10.7	New York Community Bancorp, Inc., 2020 Omnibus Incentive Plan [21]
10.8	Amended and Restated Non-Competition and Non-Solicitation Agreement, dated November 28, 2022, by and between Flagstar Bancorp, Inc. (New York Community Bancorp, Inc. as Successor Company) and Alessandro DiNello[22]
10.9	Flagstar Bancorp, Inc. 2016 Stock Award and Incentive Plan (as assumed by New York Community Bancorp, Inc. effective December 1, 2022) [23]
10.10	Employment Agreement between New York Community Bancorp, Inc. and Reginald E. Davis [24]
10.11	Employment Agreement between New York Community Bancorp, Inc. and Lee M. Smith [24]
10.12	Employment Agreement Term Sheet between New York Community Bancorp, Inc. and Joseph Otting[25]
10.13	Non-Executive Chairman Term Sheet between New York Community Bancorp, Inc. and Alessandro DiNello[25]
10.14	Investment Agreement, dated as of March 7, 2024 (as amended on March 11, 2024), by and between New York Community Bancorp, Inc. and Liberty Strategic Capital (CEN) Holdings, LLC[13]
10.15	Form of Investment Agreement, dated as of March 7, 2024 (as amended on March 11, 2024), by and between New York Community Bancorp, Inc. and affiliates of funds managed by Hudson Bay Capital Management, LP[13]
10.16	Investment Agreement, dated as of March 7, 2024 (as amended on March 11, 2024), by and between New York Community Bancorp, Inc. and affiliates of funds managed by Reverence Capital Partners LLC[13]
10.17	Registration Rights Agreement, dated as of March 11, 2024, by and between New York Community Bancorp, Inc. and the investors in the March 2024 Capital Raise[13]
10.18	Form of Executive Stock Option Grant Notice
19.1	Flagstar Financial, Inc. Securities Trading Policy
21	Subsidiaries of the Registrant
22	Subsidiary Issuers of Guaranteed Securities [26]
23	Consent of KPMG LLP, dated March 03, 2025 (attached hereto)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (attached hereto)
31.2	Rule 13a-14(a) Certification of Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (attached hereto)
32	Section 1350 Certifications of the Chief Executive Officer and Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 (attached hereto)
97	Flagstar Financial, Inc. Clawback Policy[27]
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Date File (formatted in Inline XBRL and contained in Exhibit 101)

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

** Management plan or compensation plan arrangement.

(1) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on April 27, 2021 (File No. 1-31565)

(2) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on April 27, 2022 (File No. 1-31565)

(3) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on October 28, 2022 (File No. 1-31565)

(4) Incorporated by reference to Exhibits filed with the Company's Form 10-Q for the quarterly period ended March 31, 2023 (File No. 1-31565)

(5) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on July 29, 2024 (File No. 1-31565)

(6) Incorporated by reference to Exhibits filed with the Company's Form 10-Q for the quarterly period ended March 31, 2001 (File No. 1-31565)

(7) Incorporated by reference to Exhibits filed with the Company's Form 10-K for the year ended December 31, 2003 (File No. 1-31565)

(8) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on April 27, 2016 (File No. 1-31565)

(9) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on June 10, 2024 (File No. 1-31565)

(10) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on July 16, 2024 (File No. 1-31565)

(11) Incorporated by reference to Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on October 15, 2024 (File No. 1-31565)

(12) Incorporated herein by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form 8-A (File No. 333-210919), as filed with the Securities and Exchange Commission on March 16, 2017

(13) Incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K (File No. 1-31565), as filed with the Securities and Exchange Commission on March 14, 2024

(14) Incorporated by reference to Exhibits filed with the Company's Form 10-Q for the quarterly period ended September 30, 2017 (File No. 1-31565)

(15) Incorporated by reference to Exhibits filed with the Company's Form 8-K filed with the Securities and Exchange Commission on March 17, 2017 (File No. 1-31565)

(16) Incorporated by reference to Exhibits filed with the Company's Form 10-K for the year ended December 31, 2019 (File No. 1-31565)

(17) Incorporated by reference to Exhibits filed with the Company's Registration Statement filed on Form S-1, Registration No. 33-66852

(18) Incorporated by reference to Exhibits filed with the 1995 Proxy Statement for the Annual Meeting of Shareholders held on April 19, 1995 (File No. 0-22278)

(19) Incorporated by reference to Exhibits filed with the 2006 Proxy Statement for the Annual Meeting of Shareholders held on June 7, 2006 (File No. 1-31565)

(20) Incorporated by reference to Exhibits filed with the 2012 Proxy Statement for the Annual Meeting of Shareholders held on June 7, 2012 (File No. 1-31565)

(21) Incorporated by reference to Exhibits filed with the Company's Form 8-K filed with the Securities and Exchange Commission on June 10, 2024 (File No. 1-31565)

(22) Incorporated by reference to Exhibits filed with the Company's Form 8-K filed with the Securities and Exchange Commission on December 1, 2022 (File No. 1-31565)

(23) Incorporated by reference to Exhibit 10.1 to Flagstar Bancorp, Inc.'s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015 (File No. 1-16577)

(24) Incorporated by reference to Exhibits filed with the Company's Form 10-K for the year ended December 31, 2022 (File No. 1-31565)

(25) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K (File No. 1-31565), as filed with the Securities and Exchange Commission on March 8, 2024

(26) Incorporated by reference to Exhibits filed with the Company's Form 10-K for the year ended December 31, 2021 (File No. 1-31565)

(27) Incorporated by reference to Exhibits filed with the Company's Form 10-K for the year ended December 31, 2023 (File No. 1-31565)

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: March 3, 2025

Flagstar Financial, Inc.
_____
(Registrant)

/s/ Joseph M. Otting
_____
Joseph M. Otting
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Joseph M. Otting	3/3/25	/s/ Lee M. Smith	3/3/25
Joseph M. Otting		**Lee M. Smith**	
President and Chief Executive Officer and Executive Chairman (Principal Executive Officer)		Senior Executive Vice President and Chief Financial Officer	
		(Principal Financial Officer)	
/s/ Secretary Steven T. Mnuchin	3/3/25	/s/ Bryan L Marx	3/3/25
Secretary Steven T. Mnuchin		**Bryan L Marx**	
Lead Independent Director		Executive Vice President and Chief Accounting Officer	
		(Principal Accounting Officer)	
/s/ Milton Berlinski	3/3/25	/s/ Alessandro P. DiNello	3/3/25
Milton Berlinski		**Alessandro P. DiNello**	
Director		Director	
/s/ Alan Frank	3/3/25	/s/ Marshall Lux	3/3/25
Alan Frank		**Marshall Lux**	
Director		Director	
/s/ Jennifer R. Whip	3/3/25	/s/ Brian Callanan	3/3/25
Jennifer R. Whip		**Brian Callanan**	
Director		Director	
/s/ Allen Puwalski	3/3/25		
Allen Puwalski			
Director			

EXHIBIT 31.1

FLAGSTAR FINANCIAL, INC.

**CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Joseph Otting, certify that:

1. I have reviewed this annual report on Form 10-K of Flagstar Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 3, 2025   /s/ Joseph Otting

                                                      Joseph Otting
                                                      Executive Chairman, President and Chief Executive Officer
                                                      (Principal Executive Officer)

EXHIBIT 31.2

FLAGSTAR FINANCIAL, INC.

**CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Lee Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Flagstar Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 3, 2025   /s/ Lee Smith
                                                 _____
                                                 Lee Smith
                                                 Senior Executive Vice President and Chief Financial Officer
                                                 (Principal Financial Officer)

EXHIBIT 32.0

FLAGSTAR FINANCIAL, INC.

**CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Flagstar Financial, Inc. (the "Company") on Form 10-K for the period ended on December 31, 2024 as filed with the Securities and Exchange Commission (the "Report"), the undersigned certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

DATE: March 3, 2025

/s/ Joseph Otting
_____
Joseph Otting
Executive Chairman, President and Chief Executive Officer
(Principal Executive Officer)

DATE: March 3, 2025

/s/ Lee Smith
_____
Lee Smith
Senior Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

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Flagstar Financial, Inc.

102 Duffy Avenue
Hicksville, NY 11801
(516) 683-4420

flagstar.com